Filed Pursuant to Rule 424(b)(4)
Registration No. 333-128843

PROSPECTUS

750,000 Shares

Common Stock

ECB Bancorp, Inc. is a North Carolina bank holding company headquartered in Engelhard, North Carolina.

We are offering 750,000 shares of our common stock at a public offering price of $30.75 per share. Our common stock currently is listed on The Nasdaq National Market under the trading symbol “ECBE.” The last sale of our common stock reported on The Nasdaq National Market on March 14, 2006, was at a price of $31.50 per share.

Investing in our common stock involves risks. You should read the “Risk Factors” section of this prospectus beginning on page 6 before buying shares of our common stock.

	Per Share	Total
Public offering price	$30.750	$23,062,500
Underwriting discounts	$1.845	$1,383,750
Proceeds to us before expenses	$28.905	$21,678,750

Neither the Securities and Exchange Commission, nor any state securities commission or other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not bank deposits, savings accounts or other obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund or any other governmental agency. They will be subject to investment risk, including the possible loss of your entire investment.

We have granted the Underwriter an option for a period of 30 days to purchase up to an aggregate of 112,500 additional shares of our common stock on the same terms as set forth above to cover any over-allotments.

The Underwriter expects to deliver the shares to purchasers on or about March 20, 2006, subject to customary closing conditions.

Keefe, Bruyette & Woods

The date of this prospectus is March 14, 2006.

About this Prospectus

In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We believe the information in this prospectus is materially complete and correct as of the date on the front cover. However, we cannot guarantee that the information will remain correct after that date. For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date.

Neither we, the Underwriter, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. However, this summary is not complete and does not contain all of the information you should consider before investing in our common stock, and it is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.

In this prospectus the terms “you,” “your” and similar terms refer to the prospective investor reading it. The terms “we,” “us,” “our” and similar terms refer to ECB Bancorp, Inc., and the term “Bank” refers to our bank subsidiary, The East Carolina Bank.

ECB Bancorp, Inc.

We are a bank holding company headquartered in Engelhard, North Carolina. Our subsidiary, The East Carolina Bank, operates 20 banking offices located east of Interstate 95 in the Coastal Plain region of North Carolina, as shown on the map on the inside front cover of this prospectus. Through the Bank we offer a range of lending services to small- to medium-sized businesses and individuals located in our banking markets, including real estate, commercial and consumer loans. We fund our lending services with an array of deposit products, including checking, savings and money market accounts and certificates of deposit. We actively pursue business relationships by utilizing the contacts of our directors, senior management and lending officers, and by capitalizing on our knowledge of and involvement in our local markets. We believe our focus on customer relationships allows us to compete effectively within our markets and provides us a competitive advantage as we expand both within our existing markets and into new markets.

The Bank began operations in 1920. We formed a bank holding company in 1998 to better accommodate our growth strategy. The Bank is a North Carolina-chartered community bank, and substantially all of the Bank’s and our current executive management team has been in place since 1995. Since we formed our holding company, we have increased the penetration of our historical markets and expanded into new, higher growth markets solely through internal growth and de novo branching. Specifically, from December 31, 1998, to December 31, 2005, we have:

•	increased our total consolidated assets from approximately $211 million to approximately $548 million;

•	increased our total consolidated loans from approximately $133 million to approximately $387 million;

•	increased our total consolidated deposits from approximately $184 million to approximately $465 million; and

•	expanded our branch network from 14 to 20 locations, while replacing, renovating or relocating six existing branch office facilities.

At December 31, 2005, we had total consolidated assets of approximately $548 million, total consolidated loans of approximately $387 million, total consolidated deposits of approximately $465 million, and total consolidated shareholders’ equity of approximately $35 million.

Market Areas and Growth Strategy

We currently conduct business through 20 branches in Hyde, Tyrrell, Washington, Dare, Pitt, Beaufort, Craven, Perquimans, Currituck, Martin, Carteret and New Hanover Counties in North Carolina. Our banking markets are located east of Interstate 95 and extend along the Atlantic coast between the Virginia and South Carolina borders. The economy in our primary banking markets is driven by tourism, real estate, construction, manufacturing, agriculture and seafood related industries. According to Environmental Systems Research Institute, Inc., a leading national demographic forecaster, the projected population growth from 2005 to 2010 in our banking markets (deposit-weighted by county) is 6.7% compared to 6.3% for the entire United States. According to data available on the Federal Deposit Insurance Corporation (“FDIC”) website as of June 30, 2005, based on its total deposits the Bank ranked 6th among financial institutions in our banking markets with approximately 5.2% of total market deposits.

North Carolina has experienced significant consolidation of local banks, and we believe many customers in our markets prefer doing business with a local institution because they have become dissatisfied with the service received from larger, regional institutions. We serve small- to medium-sized businesses and consumers in our markets through employees who are relationship oriented and committed to their communities. Our community banking strategy emphasizes responsiveness, flexibility and personalized service. We intend to grow our business, expand our customer base, increase profitability, improve shareholder value, and enhance the communities we serve by focusing on the following objectives:

•	Emphasize Relationship Banking. We believe our customers desire a bank with a “one-on-one” service culture and wish to conduct business face-to-face with someone they know and trust. We compete against other financial institutions by relying on the strength of our customer service, responsiveness, knowledge of local communities, and our relationship banking approach. Our ability to quickly respond to our customers’ needs helps us build customer loyalty and strengthens our relationships with our customers.

•	Grow Market Share in Existing Markets. As larger financial institutions expand by acquiring smaller community oriented banks, we believe community banks focused on personalized service can gain market share by serving customers that larger institutions consider too small to be profitable. Also, banking industry consolidation has dislocated experienced and talented management and lending personnel. As a result, we believe we have an opportunity to build on our current market share and attract experienced managers, loan officers and customer service personnel. One of the ways we try to increase our market share in our existing banking markets is to upgrade or relocate branches if we believe that will make them more convenient to, and better serve, our customers. For that purpose, we recently moved into two new buildings that we constructed to replace our Southern Shores/Kitty Hawk and Hertford branch facilities.

•	Grow through De Novo Branching and Select Acquisitions. We will actively consider both acquisitions of whole bank franchises or branches and de novo branching in our existing banking markets as well as in contiguous markets in North Carolina, Virginia and South Carolina. We seek expansion opportunities in locations that complement our existing branch network or allow us to enter new markets with favorable growth and demographic characteristics. When we enter new markets, we emphasize securing experienced bankers with local market knowledge. We own two vacant properties, and recently entered into a contract to purchase a third, for future de novo branches, and we are considering the purchase of additional sites to hold for possible future expansion. We have tentative plans to open two de novo branches during 2007.

•	Expand Our Product and Services to Meet the Needs of our Customers and Communities. We continually seek to expand our financial products and services to meet our customers’ needs and diversify our revenues. In addition to our core banking business, we offer mortgage banking, brokerage and investment services, and insurance products to our customers through correspondent relationships. We believe that through our personalized service culture, we have significant opportunities to increase the number of our current customers who use these products.

•

Maintain Our Asset Quality.    We believe our strong asset quality is the result of a stable economy, conservative underwriting standards, experienced loan officers, and diligent monitoring of our loan portfolio. We continue to review our underwriting standards and regularly analyze the adequacy of our allowance for loan losses. At December 31, 2005, our nonperforming assets were 0.01% of our total assets, our ratio of allowance for loan losses to total loans was 1.20%, and, for 2005, our ratio of net charge-offs to average loans was 0.08%.

•	Improve Our Core Profitability. We intend to manage our growth profitably. Our return on average equity for 2005 was 14.56%. We believe that as we grow we will be able to take advantage of economies of scale typically enjoyed by larger organizations. We believe the investments we have made in our branch network, technology, infrastructure and employees can support a much larger organization. As we leverage these capital investments, increases in our expense base going forward should be lower than our proportional increase in assets and revenues. Over time, this should lead to improved profitability.

Recent Developments

During October 2005, we sold our portfolio of credit card accounts (totaling approximately $2.7 million) to another lender. We currently are making credit card services available to our customers through a correspondent relationship.

On March 2, 2006, we received approval to move the listing of our common stock from The Nasdaq Capital Market to The Nasdaq National Market, and our common stock began trading on The Nasdaq National Market on March 10, 2006. Our common stock continues to trade under the symbol “ECBE.”

Corporate Information

Our headquarters are located at 35050 Highway 264 in Engelhard, North Carolina 27824, and our telephone number at that address is (252) 925-9411. We maintain a website at www.ecbbancorp.com. Information on the website is not incorporated by reference and is not part of this prospectus.

The Offering

Common stock offered	750,000 shares (862,500 shares if the Underwriter exercises its over-allotment option in full)
Common stock outstanding after this offering(1)	2,790,042 shares (2,902,542 shares if the Underwriter exercises its over-allotment option in full)
Net proceeds

The net proceeds of this offering to us will be approximately $21.1 million (after deducting underwriting discounts and commissions and offering expenses payable by us) based on the public offering price of $30.75 per share. The amount of net proceeds to us will be higher if the Underwriter exercises its over-allotment option. (See “Use of Proceeds” on page 15.)

Use of proceeds

We intend to contribute substantially all net proceeds we receive from this offering to the Bank to provide it with capital to support growth in its loans and deposits. We will use any portion of the net proceeds we retain for general corporate purposes. (See “Use of Proceeds” on page 15.)

Dividend policy

We historically have paid cash dividends. During 2005, we declared quarterly cash dividends of $0.16 per share of common stock, or $0.64 per share for the year. We intend to continue paying dividends, but our payment of dividends in the future will depend on a number of factors. We cannot assure you that we will continue to pay dividends or that the amount of dividends we pay will not be reduced in the future. (See “Price Range of Our Common Stock and Dividend Information” on page 17.)

Nasdaq National Market symbol	ECBE.
Risk factors

In addition to general investment risks, purchasing our common stock in this offering will involve other specific investment considerations related to us and our business. Those matters are described in this prospectus under the heading “Risk Factors” on page 6. You should carefully review and consider those risks before you purchase any shares.

(1)	The number of outstanding shares after this offering is based on the number of shares outstanding on February 28, 2006. It excludes 61,476 shares we may issue in the future at a weighted-average exercise price of $21.83 per share if outstanding stock options granted under our stock option plan are exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table contains summary historical consolidated financial data from our consolidated financial statements. You should read it in conjunction with our audited year end consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Asset Quality Ratios,” and “Capital Ratios,” the information at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, is derived from our audited year end consolidated financial statements and related notes for those respective periods.

	At or for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$18,952	$16,822	$15,230	$14,036	$12,121
Provision for loan losses	757	804	638	640	439
Noninterest income	6,225	4,802	5,464	4,471	3,428
Noninterest expense	17,465	15,515	14,451	12,974	11,616
Provision for income taxes	2,102	2,025	1,700	1,404	925
Net income	4,853	3,280	3,906	3,488	2,569

Per Share Data and Shares Outstanding:
Basic net income(1)	$2.41	$1.63	$1.93	$1.70	$1.25
Diluted net income(1)	2.37	1.60	1.91	1.69	1.24
Cash dividends declared	0.64	0.57	0.50	0.40	0.36
Book value at period end	16.94	15.74	15.04	14.53	12.36
Weighted-average number of common shares outstanding:
Basic	2,014,879	2,016,680	2,022,264	2,052,603	2,059,999
Diluted	2,046,129	2,044,201	2,045,263	2,064,930	2,064,690
Shares outstanding at period end	2,040,042	2,038,242	2,037,929	2,040,016	2,065,891

Balance Sheet Data:
Total assets	$547,686	$501,890	$434,964	$386,305	$311,496
Loans receivable	386,786	329,530	281,581	227,883	188,861
Allowance for loan losses	4,650	4,300	3,550	3,150	2,850
Other interest-earning assets	107,583	115,178	102,921	123,745	90,114
Total deposits	465,208	411,133	352,934	301,261	268,467
Borrowings	41,908	54,317	47,609	52,221	15,119
Shareholders’ equity	34,565	32,077	30,642	29,638	25,526

Selected Performance Ratios:
Return on average assets	0.93%	0.68%	0.95%	1.05%	0.90%
Return on average shareholders’ equity	14.56	10.51	12.97	12.77	10.26
Net interest margin(2)	4.16	4.04	4.26	4.80	4.80
Efficiency ratio(3)	67.30	69.38	67.86	67.95	72.84

Asset Quality Ratios:
Nonperforming loans to period-end loans	0.02%	0.03%	0.07%	0.18%	0.11%
Allowance for loan losses to period-end loans	1.20	1.30	1.26	1.38	1.51
Allowance for loan losses to nonperforming loans	7,153.85	4,174.76	1,868.42	764.56	1,338.03
Nonperforming assets to total assets(4)	0.01	0.03	0.10	0.11	0.16
Net loan charge-offs to average loans outstanding	0.08	0.02	0.09	0.17	0.21

Capital Ratios:
Equity-to-assets ratio(5)	6.31%	6.39%	7.04%	7.67%	8.19%
Leverage Capital Ratio(6)	8.43	8.43	9.31	9.97	8.41
Tier 1 Capital Ratio(6)	10.32	10.86	11.41	12.92	10.45
Total Capital Ratio(6)	11.36	11.96	12.52	14.69	11.64

(1)	Per share amounts are computed based on the weighted-average number of shares outstanding during each period.
(2)	Net interest margin is net interest income divided by average interest earning assets, net of allowance for loan losses.
(3)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income, both as calculated on a fully taxable-equivalent basis.
(4)	Nonperforming assets consist of the aggregate amount of any nonaccruing loans, loans past due greater than 90 days and still accruing interest, restructured loans and foreclosed assets on each date.
(5)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets at each period end.
(6)	These ratios are described under the captions “Supervision and Regulation—Capital Adequacy” on page 58 and “—Prompt Corrective Action” on page 59.

RISK FACTORS

An investment in shares of our common stock involves risks. The following summary describes factors we believe are material risks you should be aware of in arriving at an investment decision. Our discussions of these risks include forward-looking statements, and our actual results may differ substantially from results described in the forward-looking statements. In addition to the risks described below and investment risks that apply in the case of any financial institution, our business, financial condition and operating results could be harmed by other risks, including risks we have not yet identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should carefully consider all these factors and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to purchase any of our common stock.

Risks Related to Our Business

Our business strategy includes the continuation of our growth plans, and our financial condition and operating results could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise, and we plan to use the additional capital from this offering to support our continued growth. We have opened three de novo branch offices since May 2003, and we have tentative plans to open two de novo branches during 2007. Consistent with our business strategy, and to sustain our growth, in the future we may establish other de novo branches or acquire other financial institutions or their branch offices.

Our business prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies that are experiencing growth. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets, or that expansion will not adversely affect our operating results. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or operating results, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated, or declines, our operating results could be materially affected in an adverse way.

Our ability to successfully grow will depend on a variety of factors, including continued availability of desirable business opportunities and the competitive response from other financial institutions. Due to personnel and fixed asset costs of de novo branching, any new branch offices we establish may operate at a loss until we can establish a sufficient base of business to operate profitably. Also, in establishing a new office in a new market, we likely would be faced with competitors with greater knowledge of that local market. Although we believe we have management resources and internal systems in place to successfully manage our future growth, we will need to hire and rely on well-trained local managers who have local affiliations and to whom we may need to give significant autonomy. We cannot assure you that any de novo or other branch office we establish or acquire will not, for some period of time, operate at a loss and have an adverse effect on our earnings, that we will be able to hire managers who can successfully operate any new branch offices, or that we will become an effective competitor in any new banking market.

Our business depends on the condition of the local and regional economies where we operate.

We currently have offices only in eastern North Carolina. Consistent with our community banking philosophy, a majority of our customers are located in and do business in that region, and we lend a substantial portion of our capital and deposits to commercial and consumer borrowers in our local banking markets. Therefore, our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure problem loans. The local economies of the coastal communities in our banking markets are heavily dependent on the tourism industry. If the economies of our banking markets are adversely affected by a general economic downturn or by other specific events or trends, including a significant decline in the tourism industry in our coastal communities, the resulting economic impact could have a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies. And, we cannot assure you that we will benefit from any market growth or favorable economic conditions in our banking markets even if they do occur.

Any adverse market or economic conditions in North Carolina, particularly in the real estate, agricultural, seafood or tourism industries, may disproportionately increase the risk our borrowers will be unable to make their loan payments. Also, the market value of real estate securing our loans could be adversely affected by unfavorable changes in market and economic conditions. On December 31, 2005, approximately 75.0% of the total dollar amount of our loan portfolio was secured by liens on real estate, with approximately 5.3% of our portfolio representing home equity lines of credit. Our management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and those relatively high percentages reflect, at least in part, our policy to take real estate whenever possible as primary or additional collateral rather than other types of collateral. However, any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in North Carolina could adversely affect the value of our assets, revenues, operating results and financial condition.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or operating results.

The economy of North Carolina’s coastal region is affected by adverse weather events, particularly hurricanes. Our banking markets lie primarily in coastal communities, and we cannot predict whether or to what extent damage caused by future hurricanes will affect our operations, our customers or the economies in our banking markets. However, weather events could cause a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures and loan losses.

Future expansion involves risks.

In the future we may acquire other financial institutions or parts of those institutions, and we may establish de novo branch offices. Although we currently have no agreements or understandings for any acquisition, we will evaluate opportunities to establish or acquire branches that complement or expand our business. Acquisitions and mergers involve a number of risks, including the risk that:

•	we may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;

•	our estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

•	there may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;

•	we may not be able to finance an acquisition, or the financing we obtain may have an adverse effect on our operating results or dilution to our existing shareholders;

•	our management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from our existing business;

•	we may enter new markets where we lack local experience;

•	we may introduce new products and services we are not equipped to manage;

•	we may incur goodwill in connection with an acquisition, or the goodwill we incur may become impaired, which results in adverse short-term effects on our operating results; or

•	we may lose key employees and customers.

We cannot assure you that we will have opportunities to acquire or establish any new branches, or that we will be able to negotiate, finance or complete any acquisitions available to us. We may incur substantial costs in expanding, and we cannot assure you that any expansion will benefit us, or that we will be able to successfully integrate any banking offices that we acquire into our operations or retain the deposit and loan customers of those offices. Additionally, we may experience disruption and incur unexpected expenses in branch acquisitions we complete, which may have a material adverse effect on our business, operating results or financial condition. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with acquisitions, which could cause ownership and economic dilution to you.

Our increasing volume of loans makes loan quality more difficult to control. Increased loan losses could affect the value of our common stock.

While growth in earning assets is desirable in a community bank, it can have adverse consequences if it is not well managed. For example, rapid increases in our loans could cause future loan losses if we cannot properly underwrite increasing volumes of loans as they are made and adequately monitor a larger loan portfolio to detect and deal with loan problems as they occur. Our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and expand into new markets as appropriate opportunities arise. Because collection problems with some loans often do not arise until those loans have been in existence for some period of time, we cannot assure you that we will not have future problems collecting loans that now are performing according to their terms.

An inadequate loan loss allowance would reduce our earnings and could adversely affect the value of our common stock.

We use underwriting procedures and criteria we believe minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios, and we cannot assure you that all our borrowers will repay their loans. Regardless of the underwriting criteria we use, we will experience loan losses from time to time in the ordinary course of our business, and some of those losses will result from factors beyond our control. These factors include, among other things, changes in market, economic, business or personal conditions, or other events (including changes in market interest rates), that affect our borrowers’ abilities to repay their loans and the value of properties that collateralize loans.

We maintain an allowance for loan losses based on our current judgments about the credit quality of our loan portfolio. On December 31, 2005, our allowance totaled 1.20% of our total loans and approximately 7,154% of our nonperforming loans. In determining the amount of the allowance, our management and Board of Directors consider relevant internal and external factors that affect loan collectibility. However, if delinquency levels increase or we incur higher than expected loan losses in the future, we cannot assure you that our allowance will be adequate to cover resulting losses. Charging future loan losses against the allowance may require us to increase our provision to the allowance, which would reduce our net income. So, without regard to the adequacy of our allowance, loan losses could have an adverse effect on our operating results and, depending on the magnitude of those losses, that effect could be material.

Building market share through our de novo branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in eastern North Carolina through our de novo branching strategy, and we have identified several sites for possible future de novo branches. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year. Therefore, any new branches we open can be expected to negatively affect our operating results until those branches reach a size at which they become profitable. Our expenses also could be increased if there are delays in opening any new branches. Finally, we cannot assure you that any new branches we open will be successful, even after they have become established.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or even grow our business at all. Also, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition also may impede or restrict our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our operating results and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

We may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.

Federal and state banking regulators require us to maintain adequate levels of capital to support our operations. On December 31, 2005, our three capital ratios were well above “well capitalized” levels under bank regulatory guidelines. However, our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Growth in our earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which our capital is increased through retained earnings, will reduce our capital ratios unless we continue to increase our capital. If our capital ratios fell below “well capitalized” levels, our FDIC deposit insurance assessment rate would increase until we restored and maintained our capital at a “well capitalized” level. A higher assessment rate would cause an increase in the assessments we pay the FDIC for deposit insurance, which would adversely affect our operating results.

We expect our capital following this offering will satisfy our capital requirements for the foreseeable future. However, at some point we may need to raise even more capital to fund additional growth or satisfy regulatory requirements. Our ability to raise additional capital in the future will depend on conditions at that time in the capital markets that are outside our control, and on our financial performance. We cannot assure you that we will be able to raise additional capital on terms favorable to us or at all. If we cannot raise additional capital when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired.

Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.

Changes in interest rates can have different effects on various aspects of our business, particularly our net interest income. Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (i.e., the interest sensitivity “gap”) between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (i.e., a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (i.e., a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and we cannot assure you we will be able to manage our gap position in a manner that will allow us to remain profitable.

On December 31, 2005, we had a negative one-year cumulative interest sensitivity gap ratio of 17.4%. That means that, during a one-year period, our interest-bearing liabilities generally would be expected to reprice at a faster rate than our interest-earning assets. A rising rate environment within that one-year period generally would have a negative effect on our earnings, while a falling rate environment generally would have a positive effect on our earnings. In our one-year cumulative interest sensitivity gap analysis, our savings, NOW and Money Market accounts, which totalled approximately $117.2 million at December 31, 2005, were treated as repricing immediately since those accounts do not have fixed terms and their rates could be changed weekly. However, our historical experience has shown that changes in market interest rates have little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were treated as non-rate sensitive in our gap analysis, our rate sensitive liabilities would be more closely matched to our rate sensitive assets during the one-year period.

If our historical experience with the relative insensitivity of these deposits to changes in market interest rates does not continue in the future and we experience more rapid repricing of interest-bearing liabilities than interest-earning assets in the near term rising interest rate environment, our net interest margin and net income may decline.

Our reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits (particularly with respect to our new Wilmington branch), so we have relied heavily on time deposits, including out-of-market certificates of deposit, as a source of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our interest margin and operating results.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

Commercial banking in our banking markets and in North Carolina as a whole is extremely competitive. We compete against commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete with these institutions in attracting deposits and in making loans, and we have to attract our customer base from other existing financial institutions and from new residents. Our larger competitors have greater resources, broader geographic markets, and higher lending limits than we do, and they can offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than we can. While we believe we compete effectively with other financial institutions, we may face a competitive disadvantage as a result of our size, lack of geographic diversification and inability to spread marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we cannot assure you that we will continue to be an effective competitor in our banking markets.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We also are subject to capital guidelines established by our regulators which require us to maintain adequate capital to support our growth. Many of these regulations are intended to protect depositors, the public and the FDIC’s Bank Insurance Fund rather than shareholders.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations issued by the Securities and Exchange Commission and The Nasdaq Stock Market, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

The laws and regulations that apply to us could change at any time, and we cannot predict the effects of those changes on our business and profitability. Government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, and our cost of compliance could adversely affect our earnings.

Our management beneficially owns a substantial percentage of our common stock, so our directors and executive officers can significantly affect voting results on matters voted on by our shareholders.

On February 28, 2006, our current directors and executive officers, as a group, had the sole or shared right to vote, or to direct the voting of, an aggregate of 622,194 shares (or 30.50%) of our outstanding common stock, including 377,378 shares held by an estate of which one of our directors is a co-executor. Our executive officers could purchase 22,602 additional shares under currently exercisable stock options they hold. Some of our directors and officers may purchase additional shares in this offering. Because of their voting rights, in matters put to a vote of our shareholders it could be difficult for any group of our other shareholders to defeat a proposal favored by our management (including the election of one or more of our directors) or to approve a proposal opposed by management.

We depend on the services of our current management team.

Our operating results and our ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our current executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We have an experienced management team that our Board of Directors believes is capable of managing and growing the Bank. However, changes in key personnel and their responsibilities may disrupt our business and could have a material adverse effect on our business, operating results and financial condition.

Our profitability could be adversely affected if we cannot promptly deploy the capital raised in this offering.

We may not be able to immediately deploy all of the capital raised in this offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets, and return on equity.

We may need to invest in new technology to compete effectively, and that could have a negative effect on our operating results and the value of our common stock.

The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation and Internet-based banking. We depend on third-party vendors for portions of our data processing services. In addition to our ability to finance the purchase of those services and integrate them into our operations, our ability to offer new technology-based services depends on our vendors’ abilities to provide and support those services. Future advances in technology may require us to incur substantial expenses that adversely affect our operating results, and our small size and limited resources may make it impractical or impossible for us to keep pace with our larger competitors. Our ability to compete successfully in our banking markets may depend on the extent to which we and our vendors are able to offer new technology-based services and on our ability to integrate technological advances into our operations.

Risks Related to an Investment in Our Common Stock

Future capital needs could result in dilution of your investment.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. These issuances would dilute the ownership interests of purchasers of our stock in this offering and may dilute the per share book value of our common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock has traded on The Nasdaq National Market since March 10, 2006. It previously was listed on The Nasdaq Capital Market. However, our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. So, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital. Following this offering, we expect to have approximately 2,790,042 shares of common stock outstanding (or 2,902,542 shares of common stock outstanding if the Underwriter exercises its over-allotment option in full).

Of the shares of our common stock beneficially owned by our directors and executive officers, 377,378 shares (18.50% of our currently outstanding shares) are held by the Estate of Anna Mae H. Gibbs. While those shares are subject to a 90-day lock-up agreement between the Estate and the Underwriter, we cannot predict the timing or amount of sales, if any, of those shares in the public markets following expiration of the lock-up agreement or the effects any such sales may have on the trading price of our common stock.

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock in this offering may be more or less than the market price of our common stock on the date the offering is completed. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in this offering may be inclined to immediately sell shares of common stock to try to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Also, because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. You should consider these possibilities in deciding whether to purchase shares of common stock in this offering and the timing of any sale of those shares after the offering.

We have broad discretion as to how we spend or apply the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.

The net proceeds we receive from this offering will become a part of our general funds and will serve primarily as additional capital to support continued growth in our earning assets and deposits. We likely will spend portions of the net proceeds in the future for various general corporate purposes, and those purposes could include the financing of possible de novo branches, acquisitions of other financial institutions or their branch offices, and the continued expansion and upgrade of our products, systems, operations and facilities. We have not allocated specific amounts of the net proceeds to specific purposes, and we will have significant flexibility in applying net proceeds. Our failure to apply these funds effectively could reduce our profitability.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Also, our only source of funds with which to pay dividends to our shareholders is dividends we receive from the Bank, and the Bank’s ability to pay dividends to us is limited by its own obligations to maintain sufficient capital and regulatory restrictions. If these regulatory requirements are not satisfied, we will be unable to pay dividends on our common stock.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

We have supported our continued growth by issuing trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. At December 31, 2005, we had outstanding trust preferred securities totaling $10.0 million. We unconditionally guaranteed payment of principal and interest on the trust preferred securities. Also, the junior subordinated debentures we issued to the special purpose trust that relate to those trust preferred securities are senior to our common stock. So, we must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, holders of our junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We do have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, but during that time we would not be able to pay dividends on our common stock.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements include statements about our profitability, liquidity, allowance for loan losses, nonperforming loans, interest rate sensitivity, market risk, ability to compete in our markets, business strategies, and other such statements that are not historical facts. They usually will contain qualifying words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “plan,” “project,” “likely,” “estimate,” “continue,” “could,” “would,” “should,” or similar terms, or the negative or other variations of those terms. We have based those forward-looking statements on our current expectations and projections about future events, but we do not guarantee our future performance described in the statements or that the facts or events described in the statements actually will happen. Our actual performance, or any of those events or facts, may never occur or be realized, or they may be materially different from, or occur in a way substantially different from, the results, facts or events indicated by the forward-looking statements. Those statements involve a number of risks and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” on page 6. Other factors that could influence the accuracy of those forward-looking statements include, among other things:

•	customer acceptance of our services, products and fee structure;

•	the financial success or changing strategies of our customers;

•	the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	weather and similar conditions (particularly the effect of hurricanes on our customers and the coastal communities in which we do business);

•	actions of government regulators;

•	the level of market interest rates;

•	general economic conditions; and

•	other developments or changes in our business we do not expect.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We have no obligation, and do not intend, to publicly update or otherwise revise any of the forward-looking statements as a result of any new information, future events or otherwise.

USE OF PROCEEDS

The following table shows the calculation of the estimated net proceeds we will receive from our sale of 750,000 shares of common stock in this offering at the public offering price of $30.75 per share.

Gross proceeds from offering	$23,062,500
Less: Underwriting discounts and commissions	1,383,750
Estimated expenses of offering	575,000

Net proceeds to us	$21,103,750

If the Underwriter’s over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $24,355,562.

The net proceeds of this offering will qualify as Tier 1 capital for regulatory purposes and become part of our general funds.

We intend to contribute substantially all net proceeds we receive from this offering to the Bank to provide it with capital to support growth in its loans and deposits. We will use any portion of the net proceeds we retain for general corporate purposes.

Until we apply or spend the net proceeds for any specific purpose, we will invest them temporarily in liquid, short-term securities. The precise amounts and timing of our use of the net proceeds will depend on market conditions, the availability of other funds, and other factors. From time to time, we may decide to raise additional capital as we determine to be appropriate based on our needs and prevailing market conditions. Any additional capital financings may include the sale of additional shares of our common stock or other securities.

CAPITALIZATION

The following table reflects our capitalization and capital ratios as of December 31, 2005, and our unaudited pro forma adjusted capitalization and capital ratios on the same date as if this offering had been completed on that date. The information in the table assumes that:

•	net proceeds from this offering are approximately $21.1 million, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the Underwriter’s over-allotment option is not exercised.

You should read this table with our audited financial statements and unaudited interim financial statements, including the related financial statement footnotes, that begin on page F-1 of this prospectus.

	At December 31, 2005
	Actual	As adjusted(1)
	(Unaudited)
	(Dollars in thousands)
Long-term debt(2):
Junior subordinated debentures(3)	$10,000	$10,000

Shareholders’ equity:
Common stock, $3.50 par value; 10,000,000 shares authorized; 2,040,042 shares outstanding at December 31, 2005 2,790,042 shares outstanding as adjusted	$7,140	$9,765
Capital surplus	5,408	23,887
Retained earnings	23,724	23,724
Deferred compensation—restricted stock	(255)	(255)
Accumulated other comprehensive loss	(1,452)	(1,452)

Total shareholders’ equity	$34,565	$55,669

Total capitalization(4):	$44,565	$65,669

Book value per share	$16.94	$19.95

Capital Ratios:
Equity-to-assets ratio(5)	6.31%	9.79%
Leverage Capital Ratio(6)	8.43	11.84
Tier 1 Capital Ratio(6)(7)	10.32	14.91
Total Capital Ratio(6)(7)	11.36	15.95

(1)	If the Underwriter exercises its over-allotment option in full, 112,500 additional shares of common stock would be sold, resulting in additional net proceeds to us of approximately $3,251,812.
(2)	Includes only long-term debt that is included in our capital under regulatory capital guidelines.
(3)	Consists of junior subordinated debentures related to trust preferred securities issued during 2002.
(4)	Includes total shareholders’ equity and junior subordinated debentures related to our trust preferred securities.
(5)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets.
(6)	These ratios are described under the captions “Supervision and Regulation—Capital Adequacy” on page 58 and “—Prompt Corrective Action” on page 59.
(7)	As adjusted capital ratios assume that net proceeds are invested immediately in federal funds sold which are risk-weighted for purposes of calculating regulatory capital ratios at 20%.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock is listed on The Nasdaq National Market under the trading symbol “ECBE.” Until March 10, 2006, our common stock was listed on The Nasdaq Capital Market under the same trading symbol.

The following table lists the high and low sales prices for our common stock, as reported by The Nasdaq National Market or The Nasdaq Capital Market, as applicable, and cash dividends declared per share on our common stock, for the periods indicated. Prices prior to March 10, 2006 are as reported on The Nasdaq Capital Market. All prices in the table reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	Sales price range		Cash dividends declared per share
Quarter	High	Low
2006 First (through March 14)	$32.00	$26.50	$—
2005 Fourth	29.25	25.50	0.1600
Third	31.89	28.25	0.1600
Second	30.61	27.00	0.1600
First	31.92	29.25	0.1600
2004 Fourth	30.50	28.00	0.1425
Third	30.00	27.00	0.1425
Second	31.95	27.50	0.1425
First	32.99	27.00	0.1425
2003 Fourth	28.75	22.75	0.1250
Third	24.00	21.77	0.1250
Second	23.50	19.12	0.1250
First	21.73	16.30	0.1250

The last sale of our common stock reported on The Nasdaq National Market on March 14, 2006, was at a price of $31.50 per share. On February 28, 2006, there were 687 record holders of our common stock. We believe the number of beneficial owners of our common stock is greater than the number of record holders because a large amount of our common stock is held of record through brokerage firms in “street name.”

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. We have paid cash dividends since we were incorporated during 1998, and we intend to continue to pay dividends on a quarterly basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, the Bank’s directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock. The Bank’s ability to pay dividends to us is subject to other regulatory restrictions. (See “Supervision and Regulation—Payment of Dividends” on page 57, and “Description of Our Capital Stock—Dividends” on page 72.)

In the future, our ability to declare and pay cash dividends will be subject to evaluation by our Board of Directors of our and the Bank’s operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations, and we cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of dividends we pay in the future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table contains summary historical consolidated financial information from our consolidated financial statements. You should read it in conjunction with our audited year end consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Asset Quality Ratios,” and “Capital Ratios,” the information at and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, is derived from our audited year end consolidated financial statements and related notes for those respective periods.

	At or for the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

Income Statement Data:
Net interest income	$18,952	$16,822	$15,230	$14,036	$12,121
Provision for loan losses	757	804	638	640	439
Noninterest income	6,225	4,802	5,464	4,471	3,428
Noninterest expense	17,465	15,515	14,451	12,974	11,616
Provision for income taxes	2,102	2,025	1,700	1,404	925
Net income	4,853	3,280	3,906	3,488	2,569

Per share data and shares outstanding:
Basic net income(1)	$2.41	$1.63	$1.93	$1.70	$1.25
Diluted net income(1)	2.37	1.60	1.91	1.69	1.24
Cash dividends declared	0.64	0.57	0.50	0.40	0.36
Book value at period end	16.94	15.74	15.04	14.53	12.36
Weighted-average number of common shares outstanding:
Basic	2,014,879	2,016,680	2,022,264	2,052,603	2,059,999
Diluted	2,046,129	2,044,201	2,045,263	2,064,930	2,064,690
Shares outstanding at period end	2,040,042	2,038,242	2,037,929	2,040,016,	2,065,891

Balance sheet data:
Total assets	$547,686	$501,890	$434,964	$386,305	$311,496
Loans receivable	386,786	329,530	281,581	227,883	188,861
Allowance for loan losses	4,650	4,300	3,550	3,150	2,850
Other interest-earning assets	107,583	115,178	102,921	123,745	90,114
Total deposits	465,208	411,133	352,934	301,261	268,467
Borrowings	41,908	54,317	47,609	52,221	15,119
Shareholders’ equity	34,565	32,077	30,642	29,638	25,526

Selected performance ratios:
Return on average assets	0.93%	0.68%	0.95%	1.05%	0.90%
Return on average shareholders’ equity	14.56	10.51	12.97	12.77	10.26
Net interest margin(2)	4.16	4.04	4.26	4.80	4.80
Efficiency ratio(3)	67.30	69.38	67.86	67.95	72.84

Asset quality ratios:
Nonperforming loans to period-end loans	0.02%	0.03%	0.07%	0.18%	0.11%
Allowance for loan losses to period-end loans	1.20	1.30	1.26	1.38	1.51
Allowance for loan losses to nonperforming loans	7,153.85	4,174.76	1,868.42	764.56	1,338.03
Nonperforming assets to total assets(4)	0.01	0.03	0.10	0.11	0.16
Net loan charge-offs to average loans outstanding	0.08	0.02	0.09	0.17	0.21

Capital ratios:
Equity-to-assets ratio(5)	6.31%	6.39%	7.04%	7.67%	8.19%
Leverage Capital Ratio(6)	8.43	8.43	9.31	9.97	8.41
Tier 1 Capital Ratio(6)	10.32	10.86	11.41	12.92	10.45
Total Capital Ratio(6)	11.36	11.96	12.52	14.69	11.64

(1)	Per share amounts are computed based on the weighted-average number of shares outstanding during each period.
(2)	Net interest margin is net interest income divided by average interest earning assets, net of allowance for loan losses.
(3)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income, both as calculated on a fully taxable-equivalent basis.
(4)	Nonperforming assets consist of the aggregate amount of any nonaccruing loans, loans past due greater than 90 days and still accruing interest, restructured loans and foreclosed assets on each date.
(5)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets at each period end.
(6)	These ratios are described under the captions “Supervision and Regulation—Capital Adequacy” on page 58 and “—Prompt Corrective Action” on page 59.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s discussion and analysis of our financial condition and results of operations. You should read the discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in these forward-looking statements as a result of various factors, including those discussed under the caption “Risk Factors” beginning on page 6 and “Cautionary Note About Forward-Looking Statements” on page 14. This discussion is intended to assist in understanding our financial condition and results of operations.

Executive Summary

ECB Bancorp, Inc. is a bank holding company headquartered in Engelhard, North Carolina. Our wholly-owned subsidiary, The East Carolina Bank (the “Bank”), is a state-chartered community bank that was founded in 1919. For the purpose of this discussion, “we,” “us” and “our” refers to the Bank and the bank holding company as a single, consolidated entity unless the context otherwise indicates.

Our consolidated assets increased 9.1% to $547.7 million on December 31, 2005, from $501.9 million at year-end 2004. Our loan portfolio increased 17.4% to $386.8 million at December 31, 2005, from loans of $329.5 million at year-end 2004 while deposits increased 13.2% to $465.2 million at year-end 2005 from $411.1 million at year-end 2004. Total shareholders’ equity was approximately $34.6 million at year-end 2005.

In 2005, our net income was $4.9 million or $2.41 basic and $2.37 diluted earnings per share, compared to net income of $3.3 million or $1.63 basic and $1.60 diluted earnings per share for the year ended December 31, 2004. The 2005 net income represents an increase of $1.6 million over reported 2004 net income. The 2005 net income is approximately $600 thousand or $0.29 per diluted share greater than the 2004 net income that would have been reported absent certain one-time charges and gains more fully discussed below.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 1 to our audited consolidated financial statements included in this prospectus. Of these significant accounting policies, we consider our policy regarding the allowance for loan losses to be our most critical accounting policy, because it requires management’s most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and, therefore, the provision for loan losses and results of operations. We have developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to our loan portfolio. Our assessments may be impacted in future periods by changes in economic conditions, the results of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management. For additional discussion concerning our allowance for loan losses and related matters, see “—Allowance for Loan Losses” on page 32 and “—Nonperforming Assets and Past Due Loans” on page 34.

Results of Operations for the Years Ended December 31, 2005, 2004 and 2003

In 2005, our net income was $4.9 million or $2.41 basic and $2.37 diluted earnings per share, compared to net income of $3.3 million or $1.63 basic and $1.60 diluted earnings per share for the year ended December 31, 2004.

Our net income for 2004 included an other-than-temporary impairment non-cash charge of $1.4 million in the fourth quarter related to $5.7 million face value of perpetual preferred stock issued by the Federal National Mortgage Corporation (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”), both Government sponsored entities. The decision to record the other-than-temporary impairment charge was based on generally accepted accounting practices and SEC accounting guidance and because the securities did not have specific maturity dates. Though these were investment grade securities (rated “AA” by S&P, “Aa” by Moody’s) at the time the impairment was recognized, after a thorough analysis, and like many of our industry peers who had recently taken similar action, we concluded that the securities should be considered impaired as of year-end and we reflected the charge on our income statement. Absent the other-than-temporary charge of $1.4 million, which was partially off-set by a $168 thousand (net of taxes) reduction in the accrual for our annual incentive plan to reflect the effect of the write-down on our 2004 operating results and excluding a one-time gain on the receipt of an insurance settlement of $243 thousand (net of taxes) recorded in 2004, our net income for the year would have been approximately $4.3 million, our earnings per diluted share would have been $2.08 (representing an 8.9% increase over the $1.91 earned per diluted share in the fiscal year 2003, as compared to the 16.2% decrease actually recorded), and our return on equity (“ROE”) would have been 13.64%.

The following table shows return on assets (net income divided by average assets), return on equity (net income divided by average shareholders’ equity), dividend payout ratio (dividends declared per share divided by net income per share) and shareholders’ equity to assets ratio (average shareholders’ equity divided by average total assets) for each of the years presented.

	Year ended December 31,
	2005	2004	2003
Return on assets	0.93%	0.68%	0.95%
Return on equity	14.56	10.51	12.97
Dividend payout	26.56	34.97	25.91
Shareholders’ equity to assets	6.35	6.45	7.35

Our performance in 2005 accentuates the continued successful implementation of our core strategies: (1) grow the loan portfolio while maintaining high asset quality; (2) grow core deposits; (3) increase noninterest income; (4) control expenses; and (5) make strategic investments in new and existing communities that will result in increased shareholder value. We continued to make strategic investments in our future during 2005 as we moved into our new 12,300 square foot Corporate Headquarters and branch office in Engelhard and constructed two new buildings to replace existing facilities housing our Southern Shores/Kitty Hawk and Hertford branches.

Net Interest Income

Net interest income (the difference between the interest earned on assets, such as loans and investment securities and the interest paid on liabilities, such as deposits and other borrowings) is our primary source of operating income. The level of net interest income is determined primarily by the average balances (volume) of interest-earning assets and interest-bearing liabilities and the various rate spreads between our interest-earning assets and our interest-bearing liabilities. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, increases or decreases in the average interest rates earned and paid on such assets and liabilities, the ability to manage the interest-earning asset portfolio, and the availability of particular sources of funds, such as noninterest-bearing deposits.

The banking industry uses two key ratios to measure profitability of net interest income: net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities. The net interest rate spread does not consider the impact of noninterest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of total average earning assets and takes into account the positive effects of investing noninterest-bearing deposits in earning assets.

Our net interest income for the year ended December 31, 2005 was $19.0 million, an increase of $2.2 million or 13.1% when compared to net interest income of $16.8 million for the year ended December 31, 2004. Our net interest margin, on a tax-equivalent basis, for 2005 was 4.16% compared to 4.04% for 2004. The increased net interest margin resulted from the increase in our average earning assets. Our net interest rate spread, on a tax-equivalent basis, for 2005 was 3.77% compared to 3.79% for 2004. As a result of interest-bearing liabilities repricing faster than interest-earning assets, the spread decreased by two basis points as the change in the rates paid on interest-bearing liabilities was two basis points greater than the change in yields earned on interest-earning assets for the period.

Total interest income increased $5.9 million or 26.0% to $28.6 million in 2005 compared to $22.7 million in interest income in 2004. Increases in our average earning assets of $38.0 million in 2005 when compared to 2004 resulted in $2.5 million of the increase in interest income from 2004 to 2005. We funded the increases in interest-earning assets primarily with in-market certificates of deposit and additional wholesale certificates of deposit obtained through an Internet bulletin board service. Supplementing the additional earnings from increased volumes of earning assets was the increase in yield on earning assets. The tax equivalent yield on average earning assets increased 81 basis points during 2005 and resulted in $3.4 million of the increase in interest income. We attribute the increase in the yield on our earning assets to the increase in short-term market interest rates. Between January 1, 2004 and December 31, 2005, the Federal Open Market Committee (“FOMC”) increased short-term rates 325 basis points from 1.00% to 4.25% through a succession of 25 basis point increases. Approximately $223.8 million or 57.9% of our loan portfolio consists of variable rate loans that adjust with the movement of the national prime rate. As a result, composite yield on our loans increased approximately 93 basis points for the year ended December 31, 2005 compared to December 31, 2004.

Similarly, our average cost of funds for 2005 was 2.45%, an increase of 83 basis points when compared to 1.62% for 2004. The average cost on bank certificates of deposit increased 113 basis points from 1.90% paid in 2004 to 3.03% paid in 2005, while our average cost of borrowed funds increased 98 basis points during 2005 compared to 2004. Total interest expense increased to $9.7 million in 2005 from $5.9 million in 2004, primarily the result of increased volume of interest-bearing liabilities and increased market rates paid on borrowed funds and wholesale certificates of deposit. The volume of average interest-bearing liabilities increased approximately $28.7 million when comparing 2005 with that of 2004. The increase to interest expense resulting from increased rates on all interest-bearing liabilities was $3.3 million and the increase attributable to higher volumes of interest-bearing liabilities was $453 thousand.

Throughout 2006, we believe our net interest margin will improve or remain relatively stable due to anticipated target federal funds rate increases by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). However, this expectation may not be realized and our net interest margin could decline if competitive deposit pricing pressure from the increases in interest rates by the Federal Reserve Board causes us to increase the rates we pay on interest-bearing deposits to a greater degree than we currently anticipate.

Our net interest income for 2004 was $16.8 million, an increase of $1.6 million or 10.5% when compared to net interest income of $15.2 million earned during 2003. Our net interest margin, on a tax-equivalent basis, for the year-ended December 31, 2004 was 4.04% compared to 4.26% in 2003. Management attributes the decrease in our net interest margin to the sustained low interest rate environment throughout all of 2004. Many of our rate sensitive liabilities, especially interest-bearing transaction accounts such as NOW and Money Market accounts, reached levels during 2003 and 2004 such that additional rate reductions were not practical, thus reducing our ability to lower our cost of funds even as the rates we earned on interest-earning assets continued to decline in accordance with the market and resulting in an 18 basis point decline in our tax-equivalent net interest rate spread from 3.97% for 2003 to 3.79% for 2004. As our rate sensitive assets, such as loans and investment securities, continued to mature and pay-out, proceeds from these earning assets were reinvested at lower prevailing interest rates. The yield on average earning assets, on a tax-equivalent basis, fell 27 basis points during 2004 to 5.41% compared to 5.68% in 2003.

Total interest income increased $2.3 million during 2004 compared to 2003, due to an increase of $62.8 million in average earning assets. Approximately $3.8 million in interest income can be attributed to the additional volume of earning assets in 2004 relative to 2003 while the effect of lower rates earned on interest-earning assets in

2004 relative to 2003 reduced the additional income by approximately $1.5 million. The effect of variances in volume and rate on interest income and interest expense is illustrated in the table on page 23 titled “Change in Interest Income and Expense on Tax Equivalent Basis.”

Total interest expense increased $674 thousand during 2004 compared to 2003, the result of increased volume of average interest-bearing liabilities. Our cost of funds during 2004 was 1.62%, a decrease of nine basis points when compared to 1.71% in 2003. The volume of average interest-bearing liabilities increased $59.0 million in 2004 and as a result increased interest expense by approximately $854 thousand. The effect of lower interest rates paid on interest-bearing liabilities during 2004 resulted in reduced interest expense of $180 thousand producing a net increase in interest expense of $674 thousand.

The following table presents an analysis of average interest-earning assets and interest-bearing liabilities, the interest income or expense applicable to each asset or liability category and the resulting yield or rate paid.

Average Consolidated Balances and Net Interest Income Analysis

	Year Ended December 31,
	2005			2004			2003
	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense
	(Dollars in thousands)
Assets:
Loans—net(1)	$351,279	6.84%	$24,012	$308,207	5.91%	$18,202	$251,243	6.31%	$15,850
Taxable securities	78,853	4.04	3,189	84,711	3.92	3,323	86,511	4.21	3,644
Non-taxable securities(2)	32,223	5.46	1,759	34,384	5.05	1,735	25,932	5.38	1,395
Other investments(3)	7,188	3.35	241	4,222	1.73	73	5,021	1.23	62

Total interest-earning assets	469,543	6.22	29,201	431,524	5.41	23,333	368,707	5.68	20,951
Cash and due from banks	21,005			24,393			19,932
Bank premises and equipment, net	17,831			14,056			10,364
Other assets	16,252			14,188			11,094

Total assets	$524,631			$484,161			$410,097

Liabilities and Shareholders’ Equity:
Interest-bearing deposits	$345,690	2.21%	$7,644	$313,661	1.36%	$4,273	$252,104	1.43%	$3,594
Short-term borrowings	14,598	3.21	468	15,936	1.52	243	19,735	1.33	262
Long-term obligations	33,460	4.60	1,539	35,495	3.96	1,405	34,236	4.06	1,391

Total interest-bearing liabilities	393,748	2.45	9,651	365,092	1.62	5,921	306,075	1.71	5,247
Noninterest-bearing deposits	93,996			85,432			72,221
Other liabilities	3,561			2,424			1,677
Shareholders’ equity	33,326			31,213			30,124

Total liabilities and shareholders’ equity	$524,631			$484,161			$410,097

Net interest income and net interest margin (FTE)(4)		4.16%	$19,550		4.04%	$17,412		4.26%	$15,704

Net interest rate spread (FTE)(5)		3.77%			3.79%			3.97%

(1)	Average loans include non accruing loans, net of allowance for loan losses. Amortization of deferred loan fees of $615 thousand, $481 thousand, and $325 thousand for 2005, 2004, and 2003, respectively, are included in interest income.

(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $598 thousand, $590 thousand, and $474 thousand for the years 2005, 2004, and 2003, respectively.
(3)	Other investments include federal funds sold and interest-bearing deposits with banks and other institutions.
(4)	Net interest margin is computed by dividing net interest income by total average earning assets, net of the allowance for loan losses.
(5)	Net interest rate spread equals the earning asset yield minus the interest-bearing liability rate.

The following table presents the relative impact on net interest income of the volume of earning assets and interest-bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Change in Interest Income and Expense on Tax Equivalent Basis

	2005 compared to 2004			2004 compared to 2003
	Volume(1)	Rate(1)	Net	Volume(1)	Rate(1)	Net
	(Dollars in thousands)
Loans	$2,744	$3,066	$5,810	$3,479	$(1,127)	$2,352
Taxable securities	(233)	99	(134)	(73)	(248)	(321)
Non-taxable securities(2)	(114)	138	24	441	(101)	340
Other investments	75	93	168	(12)	23	11

Interest income	2,472	3,396	5,868	3,835	(1,453)	2,382

Interest-bearing deposits	572	2,799	3,371	858	(179)	679
Short-term borrowings	(32)	257	225	(54)	35	(19)
Long-term obligations	(87)	221	134	50	(36)	14

Interest expense	453	3,277	3,730	854	(180)	674

Net interest income	$2,019	$119	$2,138	$2,981	$(1,273)	$1,708

(1)	The combined rate/volume variance for each category has been allocated equally between rate and volume variances.
(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $598 thousand, $590 thousand, and $474 thousand for the years 2005, 2004, and 2003, respectively.

Rate Sensitivity Management

Rate sensitivity management, an important aspect of achieving satisfactory levels of net interest income, is the management of the composition and maturities of rate-sensitive assets and liabilities. The following table sets forth our interest sensitivity analysis at December 31, 2005 and describes, at various cumulative maturity intervals, the gap-ratios (ratios of rate-sensitive assets to rate-sensitive liabilities) for assets and liabilities that we consider to be rate sensitive. The interest-sensitivity position has meaning only as of the date for which it was prepared. Variable rate loans are considered to be highly sensitive to rate changes and are assumed to reprice within 12 months.

The difference between interest-sensitive asset and interest-sensitive liability repricing within time periods is referred to as the interest-rate-sensitivity gap. Gaps are identified as either positive (interest-sensitive assets in excess of interest-sensitive liabilities) or negative (interest-sensitive liabilities in excess of interest-sensitive assets).

As of December 31, 2005, we had a negative one-year cumulative gap of 17.4%. We have interest-earning assets of $254.8 million maturing or repricing within one year and interest-bearing liabilities of $341.0 million repricing or maturing within one year. This is primarily the result of short-term interest sensitive liabilities being used to fund longer term interest-earning assets, such as loans and investment securities. A negative gap position implies that interest-bearing liabilities (deposits and other borrowings) will reprice at a faster rate than interest- earning assets (loans and investments). In a falling rate environment, a negative gap position will generally have a positive effect on earnings, while in a rising rate environment this will generally have a negative effect on earnings.

On December 31, 2005, our savings and core time deposits of $244.0 million included savings, NOW and Money Market accounts of $117.2 million. In our rate sensitivity analysis, these deposits are considered as repricing in the earliest period (3 months or less) because the rate we pay on these interest-bearing deposits can be changed weekly. However, our historical experience has shown that changes in market interest rates have little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were excluded from rate sensitive liabilities, our rate sensitive assets and liabilities would be more closely matched at the end of the one-year period.

Rate Sensitivity Analysis as of December 31, 2005

	3 Months Or less	4 to 12 Months	Total within 12 Months	Over 12 Months	Total
	(Dollars in thousands)
Earning Assets:
Loans—gross	$232,971	$17,353	$250,324	$136,462	$386,786
Investment securities	190	1,411	1,601	103,122	104,723
Interest bearing deposits	912	—	912	—	912
FHLB stock	1,948	—	1,948	—	1,948

Total earning assets	$236,021	$18,764	$254,785	$239,584	$494,369

Percent of total earning assets	47.7%	3.8%	51.5%	48.5%	100.0%
Cumulative percentage of total earning assets	47.7	51.5	51.5	100.0

Interest-bearing liabilities:
Savings, NOW and Money Market deposits	$117,241	$—	$117,241	$—	$117,241
Time deposits of $100,000 or more	36,452	63,418	99,870	22,459	122,329
Other time deposits	30,836	69,462	100,298	26,450	126,748
Short-term borrowings	15,598	8,000	23,598	—	23,598
Long-term obligations	—	—	—	18,310	18,310

Total interest-bearing liabilities	$200,127	$140,880	$341,007	$67,219	$408,226

Percent of total interest-bearing liabilities	49.0%	34.5%	83.5%	16.5%	100.0%
Cumulative percent of total interest-bearing liabilities	49.0	83.5	83.5	100.0

Ratios:
Ratio of earning assets to interest-bearing liabilities (gap ratio)	117.9%	13.3%	74.7%	356.4%	121.1%
Cumulative ratio of earning assets to interest-bearing liabilities (cumulative gap ratio)	117.9%	74.7%	74.7%	121.1%
Interest sensitivity gap	$35,894	$(122,116)	$(86,222)	$172,365	$86,143
Cumulative interest sensitivity gap	$35,894	$(86,222)	$(86,222)	$86,143	$86,143
As a percent of total earning assets	7.3%	(17.4%)	(17.4%)	17.4%	17.4%

As of December 31, 2005, approximately 51.5% of our interest-earning assets could be repriced within one year and approximately 88.6% of interest-earning assets could be repriced within five years. Approximately 83.5% of interest-bearing liabilities could be repriced within one year and approximately 98.8% could be repriced within five years.

Market Risk

Our primary market risk is interest rate risk. Interest rate risk results from differing maturities or repricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by our interest-earning assets or the cost of our interest-bearing liabilities, thus directly impacting our overall earnings.

We actively monitor and manage interest rate risk. One way this is accomplished is through the development of and adherence to our asset/liability policy. This policy sets forth our strategy for matching the risk characteristics of interest-earning assets and interest-bearing liabilities so as to mitigate the effect of changes in the rate environment.

Market Risk Analysis

	Principal Maturing in Years ended December 31,
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(Dollars in thousands)
Assets:

Loans, gross:
Fixed rate	$26,480	$27,139	$28,086	$26,912	$25,591	$28,734	$162,942	$158,455
Average rate (%)	6.73	6.43	6.44	6.34	6.66	5.64	6.36
Variable rate	$91,514	$19,452	$25,134	$27,694	$26,826	$33,224	$223,844	$223,844
Average rate (%)	7.65	7.54	7.11	7.14	7.25	7.34	7.42

Investment securities:
Fixed rate	$1,616	$2,305	$14,784	$7,971	$8,840	$71,568	$107,084	$104,723
Average rate (%)	4.14	3.51	4.28	4.58	4.45	4.60	4.51

Interest-bearing deposits:
Variable rate	$912	$—	$—	$—	$—	$—	$912	$912
Average rate (%)	4.08	—	—	—	—	—	4.08

Liabilities:

Savings and interest-bearing checking:
Variable rate	$117,241	$—	$—	$—	$—	$—	$117,241	$117,241
Average rate (%)	0.95	—	—	—	—	—	0.95

Certificates of deposit:
Fixed rate	$199,486	$34,508	$8,762	$5,254	$377	$—	$248,387	$247,063
Average rate (%)	3.71	4.14	3.88	3.63	5.24	—	3.77
Variable rate	$690	$—	$—	$—	$—	$—	$690	$690
Average rate (%)	2.49	—	—	—	—	—	2.49

Short-term borrowings:
Variable rate	$23,598	$—	$—	$—	$—	$—	$23,598	$23,598
Average rate (%)	3.97	—	—	—	—	—	3.97

Long-term obligations:
Fixed rate	$—	$3,000	$—	$—	$—	$5,000	$8,000	$7,913
Average rate (%)	—	3.70	—	—	—	4.44	4.16
Variable rate	$—	$—	$—	$—	$—	$10,310	$10,310	$10,310
Average rate (%)	—	—	—	—	—	7.97	7.97

Noninterest Income

Noninterest income, principally charges and fees assessed for the use of our services, is a significant contributor to net income. The following table presents the components of noninterest income for 2005, 2004 and 2003.

Noninterest Income

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Service charges on deposit accounts	$3,323	$3,387	$3,365
Other service charges and fees	2,057	1,693	1,627
Net gain on sale of securities	107	308	136
Impairment charge on investments	—	(1,388)	—
Income from bank owned life insurance	255	288	247
Gain on proceeds of insurance settlement	—	396	—
Gain on sale of credit card portfolio	375	—	—
Other	108	118	90

Total	$6,225	$4,802	$5,465

Noninterest income increased $1.4 million or 29.2% to $6.2 million in 2005 compared to $4.8 million in 2004. The increase is principally due to an impairment charge of $1.4 million on $5.7 million of FHLMC and FNMA perpetual preferred stock that we recognized in 2004. The reclassification of an unrealized mark-to- market loss on these securities to an other-than-temporary charge was based upon a detailed impairment analysis. Unrealized gains and losses on the securities were previously recognized in accumulated other comprehensive loss in the shareholders’ equity section of the balance sheet. Absent the impairment charge in 2004, noninterest income would have been substantially the same in 2005 as in 2004. Service charges on deposit accounts remained stable in 2005 relative to 2004 while other service charges and fees increased $364 thousand or 21.5% in 2005 compared to 2004. The increase in other service charges and fees over the prior-year period is principally due to increased mortgage origination brokerage fees of $292 thousand and financial services fees of $83 thousand offset by minor decreases in other fees. The increase in mortgage origination brokerage fees in 2005 resulted from increases in the number of locations and staff offering mortgage brokerage services compared to the previous year. In the fourth quarter of 2005, the Bank sold its credit card portfolio with outstanding balances of approximately $2.7 million for a premium that resulted in a gain on sale of credit card loans of $375 thousand. That gain compares to proceeds received on insurance settlements in 2004, both of which were nonrecurring. During 2005, we realized net gains on sale of securities of $107 thousand, which was $201 thousand less than we realized in 2004.

Noninterest income decreased $663 thousand or 12.1% to $4.8 million during 2004 compared to $5.5 million in 2003. This decrease is principally due to the impairment charge of $1.4 million on FHLMC and FNMA perpetual preferred stock that we recognized in 2004. The impairment charge was partially offset by a gain on insurance proceeds in 2004 of $317 thousand for property damage we sustained as a result of Hurricane Isabel in 2003 and an insurance recovery of $79 thousand on a wire transfer fraud that was charged off in late 2003. Service charges on deposit accounts increased by $22 thousand or 0.7% as account overdraft fee income increased slightly when compared to 2003. Other service charges and fees increased $66 thousand or 4.1% in 2004 over the prior year period due to increases in net merchant discount fees generated by our credit card and merchant services department and increased net Business Manager service charge fees of $39 thousand. During 2004, we had a net gain on the sale of securities of $308 thousand compared to net gain of $136 thousand on the sale of securities during 2003.

Noninterest Expense

Noninterest expense increased $2.0 million or 12.9% to $17.5 million in 2005 compared to $15.5 million in 2004 and noninterest expense increased $1.1 million or 7.4% in 2004 compared to $14.4 million in 2003. The increase in all periods is principally due to increases in salary and benefits expense. The following table presents the components of noninterest expense for 2005, 2004 and 2003.

Noninterest Expense

	Year Ended December 31,
	2005	2004	2003
	(Dollars in thousands)
Salaries	$6,651	$5,874	$5,290
Retirement and other employee benefits	2,624	2,126	2,061
Occupancy	1,559	1,301	1,266
Equipment	1,701	1,696	1,459
Professional fees	469	316	343
Supplies	330	329	337
Telephone	498	389	480
Postage	219	238	213
Other	3,414	3,246	3,002

Total	$17,465	$15,515	$14,451

Expenses for salaries and benefits increased 15.9%, 8.8% and 9.7% for the years ended December 31, 2005, 2004 and 2003, respectively. The increase in salary and benefit expenses is related to staff additions to accommodate our growth, additional branches and the expansion of our mortgage origination department. As of December 31, 2005, we had 199 full time equivalent employees and operated 20 full service banking offices and three mortgage loan origination offices.

Salary expense increased $777 thousand or 13.2% in 2005 compared to 2004 as we continued to add business development officers in some of our newer markets and additional originators to our expanding mortgage loan brokerage service. Employee benefits increased $498 thousand or 23.4% in 2005 over the prior year principally due to increased employee incentive expense of $273 thousand, increased group insurance of $59 thousand and increased FICA tax of $53 thousand. In 2004, management reduced its annual employee incentive plan accruals by approximately $278 thousand to reflect the effect of the investment securities impairment write-down on our 2004 operating results.

Occupancy expense increased $258 thousand or 19.8% to $1.6 million in 2005 compared to $1.3 million in 2004. The largest component of the increase was building depreciation expense, which increased $184 thousand in 2005 relative to 2004. The substantial increase in depreciation expense in 2005 was primarily due to our acceleration of the remaining depreciation of approximately $162 thousand on our old Southern Shores/ Kitty Hawk office facility, which was demolished in the first quarter of 2006. We also experienced increased depreciation expense on our new corporate office in 2005. Increased property taxes, building rentals for our mortgage brokerage services and janitorial services accounted for the remaining portion of occupancy expense increase during 2005.

Professional fees, which include audit, legal and consulting fees, increased $153 thousand or 48.4% to $469 thousand for 2005 relative to the same period in 2004. The increase in professional fees during 2005 compared to 2004 was principally due to increased audit and accounting fees of $64 thousand due to additional year-end control testing in our data processing area and requirements of the Sarbanes-Oxley Act of 2002. Consulting fees increased $75 thousand to $179 thousand in 2005 from $104 thousand for 2004. These increased consulting fees were incurred for services pertaining to strategic planning, disaster recovery/business resumption planning and independent credit review performed during the first quarter of 2005.

Telephone expense in 2005 compared to 2004 increased $109 thousand or 28.0%, which resulted from adding high speed (T-1) communication lines to our network necessary for future implementation of a new loan and deposit platform and online teller system.

Other operating expenses increased $168 thousand or 5.2% for 2005 compared to 2004 as other outside services increased $101 thousand or 40.6% due primarily to personnel services.

Salary expense increased $584 thousand or 11.0% in 2004 over the prior year period as a result of general salary increases of $114 thousand and additional staffing expense within our mortgage department and home office of $134 thousand and $124 thousand, respectively. Additional salary expenses of $211 thousand in 2004 were associated with our newly opened full service offices in Williamston, Morehead City and Wilmington. Benefits expense during 2004 compared to 2003 increased $65 thousand or 3.2% principally due to an increase in premiums for employee group insurance of $56 thousand and employee FICA taxes of $44 thousand. Restricted stock incentive expense increased $45 thousand in 2004 over the prior year period due to additional restricted stock awarded in 2004. These increases in employee benefits were partially offset by a reduction in incentive expense of $130 thousand in 2004 when compared to 2003.

Occupancy expense increased $35 thousand or 2.8% as property taxes and insurance increased $59 thousand or 29.4% and janitorial expense increased $39 thousand or 27.2% due to the new branch offices and main home office buildings. These increases were partially offset by reduction of depreciation expense of approximately $67 thousand on the Bank’s flood damaged accounting and operations facility, damage that occurred as a result of Hurricane Isabel in 2003.

Equipment expense increased $237 thousand or 16.2% in 2004 relative to 2003 due principally to an increase in equipment maintenance of $147 thousand or 40.6% and an increase in equipment rental expense of $123 thousand or 59.8%.

Telephone expense decreased $91 thousand or 19.0% in 2004 when compared to 2003. Long distance telephone expense decreased $65 thousand or 85.8% over the prior year, as we received a credit adjustment of $33 thousand due to being over charged by our long distance carrier in prior billing periods.

Other operating expenses increased $244 thousand from $3.0 million in 2003 to $3.2 million for 2004. The increase was primarily due to the charge-off of $92 thousand in checks paid into overdraft that were deemed non-collectible in the current period. We experienced losses on sale of repossessed assets that amounted to $58 thousand.

Income Taxes

For the year-ended December 31, 2005, we recorded income tax expense of $2.1 million, compared to $2.0 million for the same period of 2004. Our effective tax rate for the years ended December 31, 2005 and 2004 was 30.2% and 38.2%, respectively. The increase in our effective tax rate for 2004 was due to the change in valuation allowance as a result of the $1.4 million impairment charge on investments taken at year end 2004. Due to the sale of such preferred stock during 2005, the capital losses have now been realized. However, management does not believe that these capital losses will be able to be offset in future periods by capital gains. As such, the valuation allowance for deferred tax assets was $499 thousand and $534 thousand December 31, 2005 and 2004, respectively. The valuation allowance required at December 31, 2004 was for certain unrealized capital losses related to perpetual preferred stock issued by FNMA and FHLMC. These losses are capital in character and we may not have current capital gain capacity to offset these losses. The effective tax rate in 2005 differs from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on tax-exempt securities in our investment portfolio.

Income tax expense for 2004 and 2003 was $2.0 million and $1.7 million, respectively, resulting in effective tax rates of 38.2% and 30.3%, respectively. The increase in our effective tax rate for 2004 was due to the change in valuation allowance as a result of the $1.4 million impairment charge on investments taken at year end 2004. The valuation allowance for deferred tax assets was $534 thousand at December 31, 2004, and none for the year ended December 31, 2003. The effective tax rates in year 2003 differ from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on certain securities in our investment portfolio and state income tax expense.

Financial Condition at December 31, 2005, 2004 and 2003

Our total assets were $547.7 million at December 31, 2005, $501.9 million at December 31, 2004 and $435.0 million at December 31, 2003. Asset growth during 2005 was funded primarily by an increase in noninterest-bearing deposits of $12.7 million and an increase in time deposits of $42.3 million. For the years ended December 31, 2005 and 2004, we grew our loans $57.3 million and $48.0 million, respectively, by increasing loan originations. For the years ended December 31, 2005 and 2004, we grew our deposits $54.1 million and $58.2 million, respectively, through marketing of core deposits and wholesale certificates of deposit, the proceeds of which were invested in interest-earning assets.

At December 31, 2004, total assets increased $66.9 million to $501.9 million, an increase of 15.4% when compared to total assets of $435.0 million at December 31, 2003. Asset growth was funded by an increase in interest-bearing demand deposits of $13.5 million, an increase in noninterest-bearing demand deposits of $6.6 million and increased savings and time deposits of $38.1 million.

We believe our financial condition is sound. The following discussion focuses on the factors considered by us to be important in assessing our financial condition.

The following table sets forth the relative composition of our balance sheets at December 31, 2005, 2004 and 2003.

Distribution of Assets and Liabilities

	December 31,
	2005		2004		2003
	(Dollars in thousands)
Assets:
Loans, gross	$386,786	70.6%	$329,530	65.6%	$281,581	64.7%
Investment securities	104,723	19.1	112,321	22.4	101,821	23.4
Interest-bearing deposits	912	0.2	910	0.2	42	0.1
FHLB stock	1,948	0.4	1,947	0.4	1,100	0.3

Total earning assets	494,369	90.3	444,708	88.6	384,544	88.5
Allowance for loan losses	(4,650)	(0.8)	(4,300)	(0.8)	(3,550)	(0.8)
Noninterest-bearing deposits and cash	17,927	3.3	27,353	5.4	27,342	6.2
Bank premises and equipment, net	18,859	3.4	16,939	3.4	11,880	2.7
Other assets	21,181	3.8	17,190	3.4	14,748	3.4

Total assets	$547,686	100.0%	$501,890	100.0%	$434,964	100.0%

Liabilities and Shareholders’ Equity:
Demand deposits	$98,890	18.1%	$86,216	17.2%	$79,661	18.3%
Savings, NOW and Money Market deposits	117,241	21.4	118,103	23.5	102,717	23.6
Time deposits of $100,000 or more	122,329	22.3	95,990	19.1	78,338	18.0
Other time deposits	126,748	23.1	110,824	22.1	92,218	21.2

Total deposits	465,208	84.9	411,133	81.9	352,934	81.1
Short-term borrowings	23,598	4.3	23,007	4.6	18,299	4.2
Long-term obligations	18,310	3.4	31,310	6.2	29,310	6.8
Accrued interest and other liabilities	6,005	1.1	4,363	0.9	3,779	0.9

Total liabilities	513,121	93.7	469,813	93.6	404,322	93.0
Shareholders’ equity	34,565	6.3	32,077	6.4	30,642	7.0

Total liabilities and shareholders’ equity	$547,686	100.0%	$501,890	100.0%	$434,964	100.0%

Loans

As of December 31, 2005, total loans increased to $386.8 million, up 17.4% from total loans of $329.5 million at December 31, 2004. Construction and land development loans increased from $59.5 million in 2004 to $91.3 million in 2005. The majority of this loan growth can be attributed to demand for commercial construction loans, which increased by approximately $19.8 million from 2004 to 2005. Commercial and residential real estate loans increased $18.1 million from year-end 2004 to year-end 2005. We believe that general loan growth will remain strong in the near term, although rising market interest rates may have a negative effect on loan demand. Funding of future loan growth may be restricted by our ability to raise core deposits, although we will consider alternative funding sources if we deem it necessary and cost effective. Loan growth may also be restricted by the necessity for us to maintain appropriate capital and liquidity levels.

Loans increased $47.9 million or 17.0% from $281.6 million at December 31, 2003 to $329.5 million at December 31, 2004. We have experienced steady loan demand in all of our existing markets. Real estate related loans increased approximately $57.1 million at year-end 2004 from year-end 2003 and accounted for essentially all of the loan growth during 2004. Real estate loans secured by non-farm, non-residential properties increased $34.4 million, while construction and land development loans increased by $22.9 million in 2004. Our two new full service banking offices located in Wilmington and Morehead City contributed approximately 36% of the loan growth achieved in 2004. Our western region increased loans by approximately $27.5 million and the Outer Banks region increased loans by approximately $13.0 million when compared to 2003. We continued to adhere to our strict underwriting standards as we increased our loan portfolio in 2004.

Our loan portfolio contains no foreign loans, and we believe the portfolio is adequately diversified. Real estate loans represent approximately 75.0% of our loan portfolio. Real estate loans are primarily loans secured by real estate, including mortgage and construction loans. Residential mortgage loans accounted for approximately $53.1 million or 18.3% of our real estate loans at December 31, 2005. Commercial loans are spread throughout a variety of industries, with no particular industry or group of related industries accounting for a significant portion of the commercial loan portfolio. At December 31, 2005, our ten largest loans accounted for approximately 7.6% of our loans outstanding. As of December 31, 2005, we had outstanding loan commitments of approximately $86.5 million. The amounts of loans outstanding at the indicated dates are shown in the following table according to loan type.

Loan Portfolio Composition

	December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Real estate—construction and land development	$91,334	$59,484	$36,564	$24,339	$14,008
Real estate—commercial, residential and other(1)	198,931	180,815	146,740	113,818	90,071
Installment loans	8,518	9,996	11,569	13,705	12,012
Credit cards and related plans	2,630	4,989	4,535	3,970	3,884
Commercial and all other loans	85,373	74,246	82,173	72,051	68,886

Total	$386,786	$329,530	$281,581	$227,883	$188,861

(1)	The majority of the commercial real estate is owner-occupied and operated.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table sets forth the maturity distribution of our loans as of December 31, 2005. A significant majority of our loans maturing after one year reprice at two and three year intervals. In addition, approximately 57.9% of our loan portfolio is comprised of variable rate loans.

Loan Maturities at December 31, 2005

	Due in 1 year or less	Due after 1 year through 5 years		Due after 5 years		Total
		Floating	Fixed	Floating	Fixed
Real estate—construction and land development	$50,936	$20,094	$19,280	$608	$416	$91,334
Real estate—commercial, residential and other	29,537	67,032	63,035	22,930	16,397	198,931
Installment loans	2,134	198	5,735	44	407	8,518
Credit cards and related plans	33	1,071	133	915	478	2,630
Commercial and all other loans	33,682	16,423	21,421	4,684	9,163	85,373

Total	$116,322	$104,818	$109,604	$29,181	$26,861	$386,786

Allowance for Loan Losses

We consider the allowance for loan losses adequate to cover estimated probable loan losses relating to the loans outstanding as of each reporting period. The procedures and methods used in the determination of the allowance necessarily rely upon various judgements and assumptions about economic conditions and other factors affecting our loans. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Those agencies may require us to recognize adjustments to the allowance for loan losses based on their judgments about the information available to them at the time of their examinations. No assurance can be given that we will not in any particular period sustain loan losses that are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings.

The following table summarizes the balances of loans outstanding, average loans outstanding, changes in the allowance arising from charge-offs and recoveries by category and additions to the allowance that have been charged to expense.

Analysis of the Allowance for Loan Losses

	Year ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Total loans outstanding at end of year—gross	$386,786	$329,530	$281,581	$227,883	$188,861

Average loans outstanding—gross	$355,755	$312,082	$254,830	$205,272	$183,612

Allowance for loan losses at beginning of year	$4,300	$3,550	$3,150	$2,850	$2,800

Loans charged off:
Real estate	$12	$6	$—	$—	$136
Installment loans	45	103	200	134	83
Credit cards and related plans	31	38	39	123	124
Commercial and all other loans	218	34	111	188	103

Total charge-offs	$306	$181	$350	$445	$446

Recoveries of loans previously charged off:
Real estate	$—	$—	$14	$1	$25
Installment loans	16	50	43	21	14
Credit cards and related plans	18	15	18	24	15
Commercial and all other loans	1	62	37	59	3

Total recoveries	35	127	112	105	57

Net charge-offs	271	54	238	340	389
Provision for loan losses	757	804	638	640	439
Adjustment for loans sold	(136)	—	—	—	—

Allowance for loan losses at end of year	$4,650	$4,300	$3,550	$3,150	$2,850

Ratios:
Net charge-offs during year to average loans outstanding	0.08%	0.02%	0.09%	0.17%	0.21%
Allowance for loan losses to loans at year-end	1.20	1.30	1.26	1.38	1.51
Allowance for loan losses to nonperforming loans	7,154	4,175	1,868	765	1,338

The allowance for loan losses is created by direct charges to earnings. Losses on loans are charged against the allowance in the period in which such loans, in our opinion, become uncollectible. Recoveries during the period are credited to this allowance. The factors that influence our judgment in determining the amount charged to operating expense as a provision to add to the allowance for loan losses include past due loan loss experience, composition of the loan portfolio, evaluation of estimated loan losses and current economic conditions. Our loan watch committee, which includes three members of senior management as well as regional managers and other credit administration personnel, conducts a quarterly review of all loans classified as substandard. This review follows a re-evaluation by the account officer who has primary responsibility for the relationship with the borrower.

As mentioned previously, during 2005 the Bank sold its credit card portfolio with outstanding balances of approximately $2.7 million. Prior to the sale, the Bank had reserved 5% of the outstanding balances in the allowance for loan losses. The allowance was reduced by $136 thousand when the credit card portfolio was sold in the fourth quarter of 2005.

Allocation of the Allowance for Loan Losses

At December 31, 2005, the allocated portion of the allowance for loan losses assigned to real estate loans increased $558 thousand or 20.4% compared to the portion of the allowance for loan losses allocated to real estate loans at December 31, 2004. The shift in allocation is primarily the result of loan volume growth of real estate loans and risk grades assigned to individual loans during our assessment of credit quality during 2005.

Our unallocated portion of the allowance for loan losses increased $71 thousand or 100% as the result of our evaluation of various conditions that are not directly measured by any other component of the reserve and that are not tied to particular categories of or individual loans. One element of this evaluation is the seasoning of the loan portfolio.

The following table sets forth the allocation of allowance for loan losses and percent of our total loans represented by the loans in each loan category for each of the years presented.

Allocation of the Allowance for Loan Losses

	December 31,
	2005		2004		2003		2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate	$3,292	75.0%	$2,734	72.9%	$2,487	65.1%	$1,815	60.7%	$1,587	55.1
Installment loans	122	2.2	134	3.0	82	4.1	128	6.0	192	6.4
Credit cards and related plans	21	0.7	165	1.5	162	1.6	137	1.7	142	2.1
Commercial and all other loans	1,073	22.1	1,196	22.6	777	29.2	818	31.6	809	36.4

Total allocated	4,508	100.0%	4,229	100.00%	3,508	100.0%	2,898	100.0%	2,730	100.0%
Unallocated	142		71		42		252		120

Total	$4,650		$4,300		$3,550		$3,150		$2,850

Nonperforming Assets and Past Due Loans

The following table summarizes our nonperforming assets and past due loans at the dates indicated.

Nonperforming Assets and Past Due Loans

	December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands)
Non-accrual loans	$—	$66	$147	$351	$146
Loans past due 90 or more days still accruing	—	—	—	—	94
Restructured loans	65	37	43	61	67
Repossessions	—	—	230	—	25
Foreclosed properties	—	35	24	26	171

Total	$65	$138	$444	$438	$503

A loan is placed on non-accrual status when, in our judgment, the collection of interest income appears doubtful or the loan is past due 90 days or more. Interest receivable that has been accrued and is subsequently determined to have doubtful collectibility is charged to the appropriate interest income account. Interest on loans that are classified as non-accrual is recognized when received. In some cases, where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original terms. Foreclosed properties are initially recorded at the lower of cost or fair value less estimated costs to sell. Thereafter the properties are maintained at the lower of cost or fair value.

At December 31, 2005 and 2004, nonperforming assets and past due loans were approximately 0.02% and 0.04%, respectively, of the loans outstanding at such dates. The impact of our non-accrual loans at December 31, 2005, on our interest income for the year then ended was not material.

Any loans that are classified for regulatory purposes as loss, doubtful, substandard or special mention, and that are not included as non-performing loans, do not (i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results; or (ii) represent material credits about which management has any information which causes management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Off-Balance Sheet Arrangements and Contractual Obligations

We have various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. We also have contractual cash obligations and commitments, including certificates of deposit, other borrowings, operating leases and loan commitments.

The following tables set forth our commercial commitments and contractual payment obligations as of December 31, 2005.

	Amount of Commitment Expiration per Period
Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)
Loan commitments and lines of credit	$86,479	$2,606	$50,560	$4,512	$28,801
Standby letters of credit	1,340	1,340	—	—	—

Total commercial commitments	$87,819	$3,946	$50,560	$4,512	$28,801

	Payments Due
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)
Long-term obligations	$18,310	$—	$3,000	$—	$15,310
Short-term borrowings	23,598	23,598	—	—	—
Operating leases	3,538	553	978	417	1,590
Deposits	465,208	416,307	43,270	5,631	—

Total contractual obligations	$510,654	$440,458	$47,248	$6,048	$16,900

Investment Portfolio

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity and supplying securities to pledge as required collateral for certain deposits and borrowed funds. We use two categories to classify our securities: “held-to-maturity” and “available-for-sale.” Currently, none of our investments are classified as held-to-maturity. While we have no plans to liquidate a significant amount of our securities, the securities classified as available-for-sale may be sold to meet liquidity needs should management deem it to be in our best interest.

Our investment securities totaled $104.7 million at December 31, 2005, $112.3 million at December 31, 2004 and $101.8 million at December 31, 2003. Additions to the investment securities portfolio depend to a large extent on the availability of investable funds that are not otherwise needed to satisfy loan demand. In general, because of loan funding needs, we have historically used proceeds from investment maturities and calls to originate loans, leading to a reduction in a level of investment securities at December 31, 2005 that was $7.6 million lower than the fair value of our investment portfolio at December 31, 2004. Investable funds not otherwise utilized are temporarily invested as federal funds sold or as interest-bearing balances at other banks, the level of which is affected by such considerations as near-term loan demand and liquidity needs.

At December 31, 2004, our investment portfolio increased by $10.5 million, or 10.3% to $112.3 from $101.8 million at December 31, 2003. The increase resulted primarily from purchases of $20.0 million in additional investment securities, which we funded with Federal Home Loan Bank (“FHLB”) borrowings and brokered deposits. That increase in investment securities was partially offset by proceeds from sales and maturities of other investment securities. Monthly cash flow from fixed rate mortgage-backed products provided a portion of the funding for the loan growth experienced in 2004.

The carrying values of investment securities held by us at the dates indicated are summarized as follows:

Investment Portfolio Composition

	December 31,
	2005	Percentage	2004	Percentage	2003	Percentage
	(Dollars in thousands)
Securities available-for-sale:
U.S. Government agency securities	$23,265	22.2%	$10,963	9.8%	$17,626	17.3%
Collaterized mortgage obligations	16,969	16.2	20,980	18.7	12,463	12.2
Mortgage-backed securities	35,737	34.1	45,068	40.1	40,246	39.5
Tax-exempt municipal securities	28,752	27.5	31,033	27.6	26,433	26.0
Preferred stock	—	—	4,277	3.8	5,053	5.0

Total investments	$104,723	100.0%	$112,321	100.0%	$101,821	100.0%

The following table shows maturities of the carrying values and the weighted-average yields of investment securities held by us at December 31, 2005.

Investment Portfolio Maturity Schedules

	3 Months or Less	Over 3 Months Through 1 Year	Over 1 Year Through 5 Years	Over 5 Years But Within 10 Years	Over 10 Years
	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Total/ Yield
	(Dollars in thousands)
Available-for-sale:
U.S. Government agency securities	$—	$985	$22,280	$—	$—	$23,265
	—%	3.01%	4.13%	—%	—%	4.08%
Collaterized mortgage obligations(1)	$—	$—	$16,969	$—	$—	$16,969
	—	—	4.09	—	—	4.09
Mortgage-backed securities(1)	$—	$—	$30,460	$4,362	$915	$35,737
	—	—	4.06	4.69	4.14	4.14
Tax-exempt municipal securities	$190	$732	$8,226	$10,111	$9,493	$28,752
	5.07	6.24	5.41	5.49	5.84	5.60

Total investments	$190	$1,717	$77,935	$14,473	$10,408	$104,723

	5.07%	4.37%	4.22%	5.24%	5.69%	4.51%

(1)	Mortgage-backed securities (MBS) and collaterized mortgage obligations (CMO) maturities are based on the average life at the projected prepayment assumptions. Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $598 thousand, $590 thousand, and $474 thousand for the years 2005, 2004, and 2003, respectively. The weighted average yields shown are calculated on the basis of cost and effective yields for the scheduled maturity of each security. At December 31, 2005, the market value of the investment portfolio was approximately $2.4 million below its book value, which is primarily the result of higher market interest rates compared to the interest rates on the investments in the portfolio.

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. We consider the overall quality of the securities portfolio to be high. All securities held are traded in liquid markets. As of December 31, 2005, we owned securities from issuers in which the aggregate amortized cost from such issuers exceeded 10% of our shareholders’ equity. As of December 31, 2005 the amortized cost and market value of the securities from each issuer were as follows:

	Amortized Cost	Market Value
	(Dollars in thousands)
Federal National Mortgage Corporation	$31,458	$30,375
Federal Home Loan Mortgage Corporation	16,645	16,125
Federal Home Loan Banks	18,282	17,998
Government National Mortgage Association	7,277	7,175
Federal Farm Credit Bank	4,335	4,298

At December 31, 2005, we held $7.4 million in bank owned life insurance, compared to $6.7 million and $6.0 million at December 31, 2004 and 2003, respectively.

Deposits

Deposits increased to $465.2 million, up 13.2% as of December 31, 2005 compared to deposits of $411.1 million at December 31, 2004. Noninterest-bearing deposits increased $12.7 million from year-end 2004 to year-end 2005, while total interest-bearing deposits increased $41.4 million over the same period. The most significant increases in deposits are attributed to time deposits, including wholesale time deposits, with a $26.3 million increase in time deposits of $100,000 or more and a $15.9 million increase in other time deposits. We believe that we can continue to improve our core deposit funding by improving our branching network and providing more convenient opportunities for customers to bank with us. For this reason, we replaced our Southern Shores/Kitty Hawk and Hertford branches with more convenient, modern branches. We anticipate that our deposits will continue to increase throughout 2006.

Total deposits at December 31, 2004 increased $58.2 million or 16.5% compared to total deposits of $352.9 million at December 31, 2003. Interest-bearing demand deposits increased $13.5 million or 16.6% during 2004, of which $8.5 million was attributable to increases in Money Market accounts. Our six branches located on the “Outer Banks” of North Carolina generated approximately half of the increase. Noninterest-bearing demand deposit accounts increased $6.6 million or 8.23%.

The average balance of deposits and interest rates thereon for the years ended December 31, 2005, 2004, and 2003 are summarized below.

Average Deposits

	Year ended December 31,
	2005		2004		2003
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(Dollars in thousands)
Interest-bearing demand deposits	$91,453	0.59%	$91,404	0.41%	$77,855	0.52%
Savings deposits	23,168	0.50	22,500	0.50	18,596	0.54
Time deposits	231,069	3.03	199,757	1.90	155,653	1.98

Total interest-bearing deposits	345,690	2.21	313,661	1.36	252,104	1.43
Noninterest-bearing deposits	93,996		85,432		72,221

Total deposits	$439,686		$399,093		$324,325

Over the past three years, our average noninterest-bearing deposits have comprised more than 20% of our average total deposits. Owing to our loan growth, during 2005 we continued to look to the wholesale funds market to augment our core funding. As part of our liquidity and funding strategy, we replaced a portion of deposits of local municipalities, which require us to pledge qualifying investment securities as collateral, with wholesale funds. We subscribe to an Internet bulletin board service to advertise our deposit rates. We generated approximately $48.9 million in certificates of deposit through that service in 2005. We also used a brokerage firm in 2004 to obtain an additional $9.8 million in certificates of deposit. At year-end 2005 and 2004, we had approximately $73.0 and $58.2 million, respectively, in these types of deposits, most of which have a maturity of two years or less and carried an interest rate slightly higher than the rates we pay for deposits in our local markets.

As of December 31, 2005, we held approximately $92.3 million in time deposits of $100,000 or more of individuals, local governments or municipal entities and $30.0 million of wholesale deposits of $100,000 or more. Non-brokered time deposits less than $100,000 were approximately $83.8 million at December 31, 2005. The following table is a maturity schedule of our time deposits as of December 31, 2005.

Time Deposit Maturity Schedule

	3 Months or Less	4 to 6 Months	7 to 12 Months	Over 12 Months	Total
	(Dollars in thousands)
Non-wholesale time certificates of deposit of $100,000 or more	$35,752	$16,355	$30,000	$10,215	$92,322
Non-wholesale time certificates of deposit less than $100,000	26,515	13,942	23,438	19,857	83,752
Wholesale time certificates of deposit of $100,00 or more	700	13,281	3,782	12,244	30,007
Wholesale time certificates of deposit less than $100,000	4,330	15,325	16,756	6,585	42,996

Total time deposits	$67,297	$58,903	$73,976	$48,901	$249,077

Borrowings

Short-term borrowings include sweep accounts, advances from the Federal Home Loan Bank of Atlanta (the “FHLB”) having maturities of one year or less, Federal Funds purchased and repurchase agreements. Our short-term borrowings totaled $23.6 million on December 31, 2005, compared to $23.0 million on December 31, 2004, an increase of $591 thousand. Federal Funds purchased, repurchase agreements and sweep accounts collectively decreased $9.4 million from December 31, 2004 to December 31, 2005 as cash flow from our investment portfolio was utilized to pay these down. Short-term FHLB advances increased $10.0 million as we repaid $3.0 million in advances during 2005 while $13.0 million in advances maturing in 2006 were reclassified from long-term to short-term obligations at year-end 2005.

Long-term obligations consist of advances from FHLB with maturities greater than one year and $10.3 million in junior subordinated debentures related to trust preferred securities issued during 2002 as discussed below. Our long-term obligations decreased by $13.0 million from $31.3 million on December 31, 2004 to $18.3 million on December 31, 2005 as a result of FHLB advances maturing in 2006 which were reclassified from long-term to short-term obligations at year-end 2005.

On June 26, 2002, we completed a private issuance of $10.0 million in trust preferred securities as part of a pooled resecuritization transaction with several other financial institutions. The trust preferred securities bear interest at a floating rate of 3.45% over the three-month LIBOR rate, payable quarterly.

The following table details the maturities and rates of our borrowings from the FHLB, as of December 31, 2005.

Borrow Date	Type	Principal	Term	Rate	Maturity
		(Dollars in thousands)
February 18, 2004	Fixed rate	$5,000	2 years	2.06%	February 21, 2006
July 7, 2001	Fixed rate	5,000	5 years	5.79	July 6, 2006
September 19, 2002	Fixed rate	3,000	4 years	3.46	September 19, 2006
September 19, 2002	Fixed rate	3,000	5 years	3.70	September 19, 2007
July 7, 2001	Convertible	5,000	10 years	4.44	July 6, 2011

	Total Borrowings:	$21,000	Composite rate:	3.95%

Liquidity

Liquidity refers to our continuing ability to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses and provide funds for payment of dividends, debt service and other operational requirements. Liquidity is immediately available from five major sources: (a) cash on hand and on deposit at other banks; (b) the outstanding balance of federal funds sold; (c) lines for the purchase of federal funds from other banks; (d) lines of credit established at the FHLB, less existing advances; and (e) our investment securities portfolio. All our debt securities are of investment grade quality and, if the need arises, can promptly be liquidated on the open market or pledged as collateral for short-term borrowing.

Consistent with our general approach to liquidity management, loans and other assets of the Bank are funded primarily using a core of local deposits, proceeds from retail repurchase agreements and excess Bank capital. To date, these core funds, supplemented by FHLB advances and a modest amount of brokered deposits, have been adequate to fund loan demand in our market areas, while maintaining the desired level of immediate liquidity and an investment securities portfolio available for both immediate and secondary liquidity purposes.

We are a member of the Federal Home Loan Bank of Atlanta. Membership, along with a blanket collateral commitment of our one-to-four family residential mortgage loan portfolio, as well as our commercial real estate loan portfolio, provided us the ability to draw up to $109.5 million, $100.4 million and $87.0 million of advances from the FHLB at December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, we had outstanding FHLB advances totaling $21.0 million compared to $24.0 million and $22.0 million at December 31, 2004 and 2003, respectively.

As a requirement for membership, we invest in stock of the FHLB in the amount of 1% of our outstanding residential loans or 5% of our outstanding advances from the FHLB, whichever is greater. That stock is pledged as collateral for any FHLB advances drawn by us. At December 31, 2005, we owned 19,477 shares of the FHLB’s $100 par value capital stock, compared to 19,465 and 11,000 shares at December 31, 2004 and 2003, respectively. No ready market exists for FHLB stock, which is carried at cost.

We also had unsecured federal funds lines in the aggregate amount of $22.0 million available to us at December 31, 2005 under which we can borrow funds to meet short-term liquidity needs. At December 31, 2005, we had $2.5 million of borrowings outstanding under these federal funds lines. Another source of funding is loan participations sold to other commercial banks (in which we retain the servicing rights). As of December 31, 2005, we had $253 thousand in loan participations sold. We believe that our liquidity sources are adequate to meet our operating needs.

Capital Resources and Shareholders’ Equity

Shareholders’ equity increased by approximately $2.5 million to $34.6 million at December 31, 2005 from $32.1 million at December 31, 2004, based on net income in 2005 of $4.9 million and recognized deferred compensation of $105 thousand on restricted stock awards. We experienced an increase in net unrealized losses on available-for-sale securities of $1.2 million and we declared cash dividends of $1.3 million or $0.64 per share during 2005.

Shareholders’ equity increased by $1.4 million from December 31, 2003 to December 31, 2004, based on net income of $3.3 million and recognized deferred compensation of $98 thousand on restricted stock awards. We experienced an increase in net unrealized losses on available-for-sale securities of $528 thousand during 2004, which was included in accumulated other comprehensive loss. During 2004, we repurchased 8,600 shares or $253 thousand of our stock and we declared cash dividends of $1.2 million or $0.57 per share, compared to cash dividends of $1.0 million or $0.50 per share in the prior year period.

The following table presents information concerning capital required of us and our actual capital ratios.

	To be well capitalized under prompt corrective action provisions		Minimum required for capital adequacy purposes		Our Ratio	Bank’s Ratio
	Ratio		Ratio
As of December 31, 2005:
Tier 1 Capital (to Average Assets)	≥	5.00%	≥	3.00%	8.43%	8.39%
Tier 1 Capital (to Risk Weighted Assets)	≥	6.00	≥	4.00	10.32	10.28
Total Capital (to Risk Weighted Assets)	≥	10.00	≥	8.00	11.36	11.32
As of December 31, 2004:
Tier 1 Capital (to Average Assets)	≥	5.00%	≥	3.00%	8.43%	8.32%
Tier 1 Capital (to Risk Weighted Assets)	≥	6.00	≥	4.00	10.86	10.73
Total Capital (to Risk Weighted Assets)	≥	10.00	≥	8.00	11.96	11.82

Inflation and Other Issues

Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, management believes our financial results are influenced more by our ability to react to changes in interest rates than by inflation.

Except as discussed in this Management’s Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin 51—Consolidated Financial Statements.” This interpretation provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. FIN 46 requires an enterprise to consolidate a variable interest entity when the enterprise (a) absorbs a majority of the variable interest entity’s expected losses, (b) receives a majority of the entity’s expected residual returns, or (c) both, as a result of ownership, contractual or other financial interests in the entity. Prior to the effective date of FIN 46, entities were generally consolidated by an enterprise that had control through ownership of a majority voting interest in the entity. FIN 46 originally applied immediately to variable interest entities created or obtained after January 31, 2003. During 2003, the Bank did not participate in the creation of, or obtain a new variable interest in, any variable interest entity. In December 2003, the FASB issued FIN 46R, a revision to FIN 46, which modified certain requirements of FIN 46 and allowed for the optional deferral of the effective date of FIN 46R for annual or interim periods ending after March 15, 2004. As disclosed in the Quarterly Report on Form 10-QSB for the period ended September 30, 2003, the Company completed its assessment of the trust preferred securities and determined that these statutory business trusts should no longer be consolidated entities. Accordingly, the statutory business trusts were deconsolidated and the debt issued to the trust was recorded in accordance with FIN 46. The remaining provisions of FIN 46R did not have a material impact on the consolidated results of operations or consolidated financial condition of the Company.

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) released Statement of Position (SOP) 03-03, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” This statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the consolidated financial statements.

In November 2003, the Emerging Issues Task Force (EITF) issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (EITF 03-1). EITF 03-1 provided guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. In September 2004, FASB issued a FASB Staff Position (FSP EITF 03-1-b) to delay the requirement to record impairment losses EITF 03-1. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, which addresses the determination as to when an investment is considered impaired. This FSP nullifies certain requirements of EITF 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP is to be applied to reporting periods beginning after December 15, 2005. The Company has considered the impact of this FSP and does not expect it to be material.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (SAB 105). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (IRLC), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, “Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133.” Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Company adopted the provisions of SAB 105 effective April 1, 2004. Since the provisions of SAB 105 affect only the timing of the recognition of mortgage banking income, the adoption of SAB 105 did not have a material adverse effect on either the Company’s consolidated financial position or consolidated results of operations.

On May 19, 2004, the FASB released FASB Staff Position (FSP) FAS No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides a subsidy for employers that sponsor postretirement health care plans that provide prescription drug benefits. The net periodic postretirement benefit cost disclosed does not reflect any amount associated with the subsidy because the Company has determined the cost effect will be minimal to none.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) (SFAS No. 123(R)), “Share-Based Payment,” which is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees over the period during which an employee is required to provide service in exchange for the award, which will often be the shorter of the vesting period or the period the employee will be retirement eligible. SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees, including employee-stock purchase plans (ESPPs). Awards to most nonemployee directors will be accounted for as employee awards. This Statement was to be effective for public companies that do not file as small business issuers as of the beginning of interim or annual reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission (SEC) issued Release No. 2005-57, which defers the effective date of SFAS No. 123(R) for many registrants. Registrants that do not file as small business users must adopt SFAS No. 123(R) as of the beginning of their first annual period beginning after June 15, 2005. Accordingly, the Company adopted SFAS No. 123(R) on January 1, 2006, and does not expect a material effect to the financial statements.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107), which contains guidance on applying the requirements in SFAS No. 123(R). SAB 107 provides guidance on valuation techniques, development of assumptions used in valuing employee share options and related Management’s Discussion and Analysis disclosures. SAB 107 is effective for the period in which SFAS No. 123(R) is adopted. The Company adopted SAB 107 on January 1, 2006, and does not expect the effect on its financial statements to be material.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS No. 154), “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in an accounting principle. SFAS No. 154 requires retrospective application for voluntary changes in an accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on January 1, 2006 with no expected material effect on its consolidated financial statements.

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Summary Quarterly Financial Information

The following table contains summary financial information for each quarterly period listed below. This information has been derived from our unaudited interim consolidated financial statements. This information has not been audited but, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of our results for those periods. You should read this information in conjunction with our audited year end consolidated financial statements that appear elsewhere in this prospectus. Our results for quarterly periods shown in the table are not necessarily indicative of our results for any future period.

	2005				2004
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)
Summary of Operations

Income Statement Data:
Interest income	$7,989	$7,532	$6,841	$6,241	$6,185	$5,854	$5,506	$5,198
Interest expense	3,003	2,565	2,216	1,867	1,717	1,523	1,394	1,287
Net interest income	4,986	4,967	4,625	4,374	4,468	4,331	4,112	3,911
Provision for loan losses	417	150	90	100	229	175	250	150
Net interest income after provision	4,569	4,817	4,535	4,274	4,239	4,156	3,862	3,761
Noninterest income	1,862	1,538	1,618	1,207	(8)	1,485	1,820	1,505
Noninterest expense	4,575	4,355	4,369	4,166	3,715	3,973	3,935	3,892
Income before income taxes	1,857	1,999	1,784	1,315	516	1,668	1,747	1,374
Income taxes	587	633	519	363	600	500	525	400
Net income	1,269	1,367	1,265	952	(84)	1,168	1,222	974

Per Share Data and Shares Outstanding:
Net income - basic	$0.63	$0.68	$0.63	$0.47	$(0.04)	$0.58	$0.61	$0.48
Net income - diluted	0.62	0.67	0.62	0.47	(0.04)	0.57	0.60	0.48
Cash dividends	0.1600	0.1600	0.1600	0.1600	0.1425	0.1425	0.1425	0.1425
Book value at period end	16.94	16.86	16.49	15.66	15.74	15.80	14.54	15.52
Shares outstanding at period end	2,040,042	2,040,042	2,040,042	2,038,242	2,038,242	2,038,242	2,038,242	2,040,842

Balance Sheet Data:
Total assets	$547,686	$542,782	$541,136	$516,335	$501,890	$506,168	$489,242	$482,927
Investments	104,723	113,285	104,448	109,093	112,321	118,646	117,586	127,167
Loans	386,786	370,875	361,665	336,429	329,530	332,355	315,127	289,738
Interest-earning assets	494,369	486,108	478,770	447,605	444,707	452,201	434,271	436,130
Deposits	465,208	457,059	455,622	420,959	411,133	415,185	404,097	396,098
Long-term obligations	18,310	18,310	31,310	31,310	31,310	31,310	34,310	34,310
Shareholders’ equity	34,565	34,395	33,637	31,919	32,077	32,214	29,640	31,675

Selected Performance Ratios:
Rate of return (annualized) on:
Total assets	0.93%	1.02%	0.98%	0.76%	(0.07)%	0.94%	1.01%	0.86%
Shareholders’ equity	14.72	16.18	15.50	11.77	(1.03)	15.20	15.86	12.59
Dividend payout ratio	25.40	23.53	25.40	34.04	N/A	24.57	23.36	29.69

BUSINESS

General

We are a North Carolina corporation organized during 1998 by the Bank and at the direction of its Board of Directors to serve as the Bank’s parent holding company. We operate as a bank holding company registered with the Federal Reserve Board, and our primary business activity is owning the Bank and promoting its banking business. Through the Bank, we engage in a general, community-oriented commercial and consumer banking business. On December 31, 2005, our consolidated financial statements reflected total assets of approximately $547.7 million, total loans of approximately $386.8 million, total deposits of approximately $465.2 million, and total shareholders’ equity of approximately $34.6 million.

The Bank is an insured, North Carolina-chartered bank that began operations in 1920. Its deposits are insured under the FDIC’s Bank Insurance Fund to the maximum amount permitted by law, and it is subject to supervision and regulation by the FDIC and the North Carolina Commissioner of Banks. The Bank has one active subsidiary, ECB Realty, Inc., which holds title to five of the Bank’s branch offices that it leases to the Bank.

Like other community banks, our net income depends primarily on our net interest income, which is the difference between the interest income we earn on loans, investment assets and other interest-earning assets, and the interest we pay on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by noninterest income we derive principally from fees and charges for our services, as well as the level of our noninterest expenses, such as expenses related to our banking facilities and salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small and medium-sized businesses and individuals in our banking markets, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (primarily the rates paid on competing investments), account maturities and the levels of personal income and savings in our banking markets.

Our and the Bank’s headquarters are located at 35050 U.S. Highway 264 East in Engelhard, North Carolina, and our telephone number at that address is (252) 925-9411.

Growth Strategy

Our community banking strategy emphasizes responsiveness, flexibility and personalized service. We intend to grow our business, expand our customer base, increase profitability, improve shareholder value, and enhance the communities we serve. In December of 2003, our Board of Directors adopted a comprehensive strategic plan for our consolidated operations. This formal plan provides strategic goals and time frames for the accomplishment of those goals, and it provides guidance to our executive management team for the operation of our business through 2007. The plan focuses on several different operational aspects of our business and the following objectives:

•	Emphasize Relationship Banking. We believe our customers desire a bank with a “one-on-one” service culture and wish to conduct business face-to-face with someone they know and trust. We compete against other financial institutions by relying on the strength of our customer service, responsiveness, knowledge of our local communities, and our relationship banking approach. We are dedicated to developing our employees, and we strive to exceed our customers’ expectations with our customer service. Our ability to quickly respond to our customers’ needs helps us build customer loyalty and strengthens our relationships with our customers.

•	Grow Market Share in Existing Markets. As larger financial institutions have expanded by acquiring smaller community oriented banks, we believe community banks focused on personalized service can gain market share by serving customers that larger institutions consider too small to be profitable. Also, banking industry consolidation has dislocated experienced and talented management and lending personnel. As a result, we believe we have an opportunity to build on our current market share and attract experienced managers, loan officers and customer service personnel. One of the ways we try to increase our market share in our existing banking markets is to upgrade or relocate branches if we believe that will make them more convenient to, and better serve, our customers. For that purpose, we recently moved into two new buildings that we constructed to replace our Southern Shores/Kitty Hawk and Hertford branch facilities.

•	Grow through De Novo Branching and Select Acquisitions. Although our growth historically has been through de novo branching, we will actively consider both acquisitions of whole bank franchises or branches and de novo branching in our existing banking markets as well as in contiguous markets in North Carolina, Virginia and South Carolina. We seek expansion opportunities in locations that complement our existing branch network or allow us to enter new markets with favorable growth and demographic characteristics. When we enter new markets, we emphasize hiring experienced bankers with local market knowledge. We own two vacant properties, and recently contracted to purchase a third, for future de novo branches, and we are considering the purchase of additional sites to hold for possible future expansion. We have tentative plans to open two de novo branches during 2007.

•	Expand Our Product and Services to Meet the Needs of our Customers and Communities. We continually seek to expand our financial products and services to meet our customers’ needs and diversify our revenues. In addition to our core banking business, we offer mortgage banking, brokerage and investment services, and insurance products to our customers through correspondent relationships. We believe that through our personalized service culture, we have significant opportunities to increase the number of our current customers who use these products.

•	Maintain Our Asset Quality. We believe our strong asset quality is the result of a stable economy, conservative underwriting standards, experienced loan officers, and diligent monitoring of our loan portfolio. We continue to review our underwriting standards and regularly analyze the adequacy of our allowance for loan losses. At December 31, 2005, our nonperforming assets were 0.01% of our total assets, our ratio of allowance for loan losses to total loans was 1.20%, and, for 2005, our ratio of net charge-offs to average loans was 0.08%.

•	Improve Our Core Profitability. We intend to manage our growth profitably. Our return on average equity for 2005 was 14.56%. We believe that as we grow we will be able to take advantage of economies of scale typically enjoyed by larger organizations. We believe the investments we have made in our branch network, technology, infrastructure and employees can support a much larger organization. As we leverage these capital investments, increases in our expense base going forward should be lower than our proportional increase in assets and revenues. Over time, this should lead to improved profitability.

Business Offices

The Bank has 20 full-service banking offices located in twelve North Carolina counties as follows:

Region	Branches	County

Outer Banks Region	Currituck	Currituck
	Southern Shores/Kitty Hawk	Dare
	Nags Head	Dare
	Manteo	Dare
	Avon	Dare
	Hatteras	Dare
	Ocracoke	Hyde

Western Region	Greenville (two offices)	Pitt
	New Bern	Craven
	Wilmington	New Hanover

Pamlico Region	Engelhard	Hyde
	Swan Quarter	Hyde
	Fairfield	Hyde
	Washington	Beaufort
	Williamston	Martin
	Morehead City	Carteret

Albemarle Region	Columbia	Tyrrell
	Creswell	Washington
	Hertford	Perquimans

Banking Markets

Our banking markets are located east of the Interstate Highway 95 corridor in portions of the Coastal Plain region of North Carolina which extends from the Virginia border along the coast of North Carolina to the South Carolina border. Within that region, we subdivide our banking markets into four banking regions. In the following descriptions of our banking regions, information regarding 2004 unemployment rates, per capita income and population was obtained from data published by Business North Carolina magazine.

Outer Banks Region.    The Outer Banks Region extends along North Carolina’s Outer Banks from Currituck County on the Virginia border, through Dare County, and to Ocracoke Island. This region includes one branch office in Currituck County (Currituck), five branch offices in Dare County (Southern Shores/Kitty Hawk, Nags Head, Manteo, Avon and Hatteras), and one branch office located on Ocracoke Island (Hyde County). The Outer Banks Region is our largest banking region in terms of percentage of our business. At December 31, 2005, approximately 44% of our total deposits, excluding our wholesale certificates of deposit, and 39% of our total loans, were attributed to these seven Outer Banks Region banking offices.

Currituck and Dare Counties are two of the fastest growing counties (in terms of percentages) in North Carolina, with combined total population in 2004 of approximately 56,000. The region includes many coastal resorts, and its economy is based substantially on tourism. However, agriculture also has a significant influence on the economy of mainland Currituck County.

The accessibility of the region from the Tidewater Virginia MSA has been a significant economic driver as shown by new home construction permits and the increase in the number of permanent residents (including a large number of retirees) relocating to the Outer Banks Region. The seasonality once associated with agriculture and tourism is now being replaced with year-round retail and service establishments. In 2004, the average jobless rate in the region was approximately 3.7%. The average per capita income was approximately $28,000 in 2004.

Western Region.    The Western Region is located farther inland than our other regions and currently includes our two branch offices located in Pitt County (both in Greenville), and one branch office each in Craven County (New Bern) and New Hanover County (Wilmington). Additionally, we have a mortgage loan office located in each of Pitt County (Greenville), New Hanover County (Wilmington), and Brunswick County (Ocean Isle Beach). At December 31, 2005, approximately 15% of our total deposits, excluding our wholesale certificates of deposit, and 29% of our total loans, were attributed to our four Western Region branches.

The Western Region is the most urban and economically diversified of our four regions. Major industries contributing to its economy include manufacturing, retail services, education, health care and, to an increasingly lesser degree, agriculture.

Pitt County is home to East Carolina University, the state’s third largest public university, and its medical school and an affiliated regional hospital. As one of the region’s largest employers, East Carolina University and University Health Systems have contributed significantly to the region’s growth. Other major employers in Pitt County include DSM Pharmaceuticals, an international pharmaceutical manufacturer, and NACCO Materials Handling Group, a manufacturer of forklift trucks.

New Hanover County is home to the University of North Carolina - Wilmington, the state’s largest seaport, and beach communities that are popular resort and vacation destinations. Major employers in the county include General Electric, a producer of nuclear energy and aircraft engines, PPD, Inc., a large pharmaceutical product testing concern, and Corning Inc., a producer of optical fiber.

Craven County, with its historic significance as home to the second oldest town in North Carolina, the military presence at Cherry Point Marine Corp Air Station and Naval Air Depot, and the county’s appeal as a retirement destination with its regionally recognized golf and marina communities, complements the diversity of the Western Region. Major employers in Craven County include BSH Home Appliances Corp. (formerly known as Bosch), a large manufacturer of home appliances, and Weyerhaeuser, a large forest and paper products manufacturer.

The region’s total population was approximately 408,000 in 2004. Wilmington, Greenville and New Bern are among North Carolina’s thirty largest cities, which contributes to the region’s strong new home and commercial construction statistics. In 2004, the average jobless rate in the region was 5.1%. The average annual per capita income was approximately $27,700 in 2004.

Pamlico Region.    The Pamlico Region is located primarily on the southern portion of the peninsula that divides the Pamlico Sound and the Albemarle Sound on the mainland of North Carolina. The region includes three offices located in mainland Hyde County (including our Main Office in Engelhard and branch offices in Swan Quarter and Fairfield), and one branch office each in Beaufort County (Washington), Martin County (Williamston) and Carteret County (Morehead City). At December 31, 2005, approximately 24% of our total deposits, excluding our wholesale certificates of deposit, and 18% of our total loans, were attributed to these six Pamlico Region banking offices.

The region’s total population in 2004 was approximately 138,000 and in many respects its demographics mirror those of the Albemarle Region with its dependence on agriculture, forestry, and seafood related industries, as well as the economic benefits of tourism. The promotion of the region’s waterways and Carteret County’s beaches (which has attracted an increasing number of permanent residents and retirees to the region), and the availability of natural gas and other initiatives, such as the Northeast Business and Technology Center in Williamston (a state sponsored regional job training, business development and technology center), we believe will help spur regional economic growth and diversity.

Major employers of Pamlico Region residents are PCS Phosphate, a large mining concern in Beaufort County, Cherry Point Marine Corp Air Station and Naval Air Depot in Craven County, and Weyerhaeuser in Washington County. In 2004, the average jobless rate in the region was approximately 6.4%. The average annual per capita income was approximately $24,900 in 2004.

Albemarle Region.    The Albemarle Region consists of the three mainland North Carolina counties that border the Albemarle Sound and includes one branch office located in each of Tyrrell County (Columbia), Washington County (Creswell), and Perquimans County (Hertford). At December 31, 2005, approximately 17% of our total deposits, excluding our wholesale certificates of deposit, and 14% of our total loans, were attributed to these three Albemarle Region banking offices.

The Albemarle Region is mostly rural and had a total population in 2004 of approximately 29,500. The local economy depends heavily on agriculture (primarily corn, soybeans, cotton and wheat), forestry products and seafood related industries. The region’s geographic location, its proximity to the Tidewater Virginia MSA, and the availability of natural gas, afford it numerous recreational and tourist related economic development opportunities that complement the region’s overall quality of life as shown by emerging new residential and retirement communities surrounding the Albemarle Sound.

Major industrial employers of Albemarle Region residents include Weyerhaeuser, which operates a large lumber mill in Washington County, and Nucor Steel, a large steel manufacturing facility in Hertford County. We believe the prospects for future economic expansion in the Albemarle Region are good due to active economic development efforts of the region’s Northeast Partnership, one of seven regional partnerships of county governments formed in 1993 by the North Carolina Legislature to work in concert with the State’s Department of Commerce and other agencies to promote regional growth. In 2004, the average jobless rate in the region was approximately 6.4%. The average annual per capita income was approximately $20,700 in 2004.

Competition

Commercial banking in North Carolina is highly competitive, due in large part to our state’s early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and competition among financial institutions of all types has increased significantly.

Banking also is highly competitive in our banking markets, and customers tend to aggressively “shop” the terms of both their loans and deposits. North Carolina is home to two of the largest commercial banks in the United States, each of which has branches located in our banking markets, and we compete with other commercial banks, savings banks and credit unions, including three banks headquartered or controlled by companies headquartered outside of North Carolina but that have offices in our banking markets. The following table contains information about our deposits and market share relative to other depository institutions in the 12 counties in which we have branch offices. Information in the table is based on the most recent market share data published by the FDIC, which is as of June 30, 2005. According to the FDIC’s data, on that date there were 222 offices of 26 different FDIC-insured depository institutions (including us) in the 12 counties in which we have banking offices. Three of those banks (Wachovia, BB&T and First-Citizens Bank) controlled an aggregate of approximately 53% of all deposits in the 12-county area held by those 26 institutions, while we held approximately 5% of total deposits.

County	Total depository institutions	Total county branches	Our branches	Total county deposits(1)	Our deposits(1)	Our ranking(1)	Our market share(1)
				(Dollars in thousands)
Dare	10	24	5	$891,096	$153,996	3	17.28%
Hyde	1	4	4	146,045	146,045	1	100.00
Pitt	12	42	2	1,397,795	36,346	8	2.60
Tyrrell	2	2	1	39,703	25,551	1	64.36
Currituck	3	5	1	123,587	16,789	2	13.58
Washington	5	6	1	123,189	22,168	3	18.00
Craven	8	20	1	982,252	14,638	7	1.49
Perquimans	3	3	1	84,683	7,673	3	9.06
Beaufort	7	17	1	580,075	11,662	7	2.01
Martin(2)	6	8	1	293,888	11,226	6	3.82
Carteret(3)	9	24	1	909,539	5,051	8	0.56
New Hanover(4)	15	67	1	3,216,346	4,477	15	0.14

Total for all counties	26	222	20	$8,788,198	$455,622	6	5.18%

(1)	Data in the table is as of June 30, 2005, which is the most recent market share information published by the FDIC.

(2)	Our full-service office in Williamston, N.C., opened during May 2003.

(3)	Our full-service office in Morehead City, N.C., opened during January 2004.

(4)	Our full-service office in Wilmington, N.C., opened during June 2004.

We believe community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from customers of other financial institutions who become dissatisfied as their financial institutions grow larger. Additionally, we believe continued growth in our banking markets provides us with an opportunity to capture new deposits from new residents.

Almost all our customers are small- and medium-sized businesses and individuals. We try to differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions locally. We also depend on our reputation as a community bank in our banking markets, our involvement in the communities we serve, the experience of our senior management team, and the quality of our associates. We believe that our focus allows us to be more responsive to our customers’ needs and more flexible in approving loans based on collateral quality and personal knowledge of our customers.

Services

Our banking operations are primarily retail oriented and directed toward small- and medium-sized businesses and individuals located in our banking markets. We derive the majority of our deposits and loans from customers in our banking markets, but we also make loans and have deposit relationships with commercial and consumer customers in areas surrounding our immediate banking markets. We also market certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we accept “brokered” deposits. (See “—Deposit Activities” on page 53.) We provide most traditional commercial and consumer banking services, but our principal activities are taking demand and time deposits and making commercial and consumer loans. Our primary source of revenue is interest income we derive from our lending activities.

Lending Activities

General.    We make a variety of commercial and consumer loans to small- and medium-sized businesses and individuals for various business and personal purposes, including term and installment loans, business and personal lines of credit, equity lines of credit and overdraft checking credit. For financial reporting purposes, our loan portfolio generally is divided into real estate loans, consumer installment loans, commercial and industrial loans (including agricultural production loans), and credit cards and related plans. We previously issued credit cards directly to our customers; however, during October 2005, we sold our portfolio of credit card accounts (totaling approximately $2.7 million) to another lender. We currently make credit card services available to our customers through a correspondent relationship. Statistical information about our loan portfolio is contained in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 19.

Real Estate Loans.    Our real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial, agricultural and consumer purposes (which may or may not be related to our real estate collateral). On December 31, 2005, loans amounting to approximately 75.0% of our loan portfolio were classified as real estate loans. We do not make long-term residential mortgage loans ourselves, but we originate loans of that type which are funded by and closed in the name of other lenders, or funded by us and sold to other lenders after closing. Those arrangements permit us to make long-term residential loans available to our customers and generate fee income but avoid risks associated with those loans in our loan portfolio.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and, therefore, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, we generally limit loan amounts to 85% of the projected “as built” appraised values of our collateral on completion of construction. For larger projects, we include amounts for contingencies in our construction cost estimates. We generally require a qualified permanent financing commitment from an outside lender unless we have agreed to convert the construction loan to permanent financing ourselves.

On December 31, 2005, our construction and acquisition and development loans (consumer and commercial) amounted to approximately 23.6% of our loan portfolio, and our other commercial real estate loans amounted to approximately 31.8% of our loan portfolio.

Our real estate loans also include home equity lines of credit that generally are used for consumer purposes and usually are secured by junior liens on residential real property. Our commitment on each line is for a term of 15 years. During the terms of the lines of credit, borrowers may either pay accrued interest only (calculated at variable interest rates), with their outstanding principal balances becoming due in full at the maturity of the lines, or they may make monthly payments of principal and interest equal to 1.5% of their outstanding balances. On December 31, 2005, our home equity lines of credit amounted to approximately 5.3% of our loan portfolio.

Many of our real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. This generally reflects our efforts to reduce credit risk by taking real estate as additional collateral, whenever possible, without regard to loan purpose. Substantially all of our real estate loans are secured by real property located in or near our banking markets. Our real estate loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years and provide for payments based on amortization schedules of less than 20 years. A real estate loan with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow us to call the loan in full, or provide for a “balloon” payment in full, at the end of a period of no more than five years.

Consumer Installment Loans.    Our consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. On December 31, 2005, our consumer installment loans made up approximately 2.2% of our loan portfolio, and approximately 16.6% of the aggregate outstanding balances of those loans were unsecured. In addition to loans classified on our books as consumer installment loans, many of our loans included in the real estate loan classification are made for consumer purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 15 years but under terms that allow us to call the loan in full, or provide for a “balloon” payment, at the end of a period of no more than five years.

Consumer installment loans involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency may not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts is highly dependent on the continuing financial stability of our borrowers, and our collection of consumer installment loans may be more likely to be adversely affected by a borrower’s job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Commercial and Industrial Loans.    Our commercial and industrial loan classification includes loans to small- and medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. This classification excludes any loan secured by real estate. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment or similar assets, but they also may be made on an unsecured basis. On December 31, 2005, our commercial and industrial loans made up approximately 16.9% of our loan portfolio, and approximately 12.9% of the aggregate outstanding balances of those loans represented unsecured loans. Those loans included approximately $16.4 million, or approximately 4.2% of our total loans, to borrowers engaged in agriculture, commercial fishing or seafood-related businesses. In addition to loans classified on our books as commercial and industrial loans, many of our loans included in the real estate loan classification are made for commercial or agricultural purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Commercial and industrial loans may be made at variable or fixed rates of interest. However, any loan that has a maturity or amortization schedule of longer than five years normally will be made at an interest rate that varies with our prime lending rate and will include contractual provisions that allow us to call the loan in full, or provide for a “balloon” payment in full, at the end of a period of no more than five years. Commercial and industrial loans typically are made on the basis of the borrower’s ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

Loan Pricing.    We price our loans under policies established as a part of our asset/liability management function. For larger loans, we use a pricing model developed by an outside vendor to reduce our exposure to interest rate risk on fixed and variable rate loans that have maturities of longer than three years. On December 31, 2005, approximately 57.9% of the total dollar amount of our loans accrued interest at variable rates.

Loan Administration and Underwriting.    We make loans based, to a great extent, on our assessment of borrowers’ income, cash flow, net worth, sources of repayment and character. The principal risk associated with each of the categories of our loans is the creditworthiness of our borrowers, and our loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, in which greater emphasis is placed on collateral values. To manage this risk, we have adopted written loan policies and procedures, and our loan portfolio is administered under a defined process. That process includes guidelines and standards for loan underwriting and risk assessment, and procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test our compliance with our credit policies and procedures.

The loan underwriting standards we use include an evaluation of various factors, including a loan applicant’s income, cash flow, payment history on other debts, and ability to meet existing obligations and payments on the proposed loan. Although an applicant’s creditworthiness is a primary consideration in the loan approval process, our underwriting process for secured loans also includes analysis of the value of the proposed collateral in relation to the proposed loan amount. We consider the value of collateral, the degree of certainty of that value, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Our Board of Directors has approved levels of lending authority for lending and credit personnel based on our aggregate credit exposure to a borrower. A loan that satisfies the Bank’s loan policies and is within a lending officer’s assigned authority may be approved by that officer alone. Loans involving aggregate credit exposures in excess of a lending officer’s authority may be approved by a Credit Policy Officer in our Loan Administration Department up to the amount of that officer’s authority. Above those amounts, a secured or unsecured loan involving an aggregate exposure to a single relationship of up to $2 million may be approved either by our Chief Executive Officer or Chief Credit Officer, and a loan involving an aggregate exposure to a single relationship of up to $3 million may be approved by our General Loan Committee which consists of our Chief Executive Officer, Chief Operating Officer and Chief Credit Officer. A loan that exceeds the approval authority of that Committee, and, notwithstanding the above credit authorities, any single loan in excess of $2 million, must be approved by the Executive Committee of our Board of Directors.

When a loan is made, our lending officer handling that loan assigns it a grade based on various underwriting and other criteria under our risk grading procedures. Any proposed loan that grades below a threshold set by our Board of Directors must be reviewed by a Credit Policy Officer before it can be made, even if the loan amount is within the loan officer’s approval authority. The grades assigned to loans we make indicate the level of ongoing review and attention we will give to those loans to protect our position and reduce loss exposure.

After loans are made, they are reviewed by our Loan Administration personnel for adequacy of contract documentation, compliance with regulatory requirements, and documentation of compliance with our loan underwriting criteria. Also, our Credit Policy Officers conduct detailed reviews of selected loans based on various criteria, including loan type, amount, collateral, and borrower identity, and the particular lending officer’s or branch’s lending history. These reviews include at least 10% of the loans made by each lending officer. All loans involving an aggregate exposure of $2 million or more ultimately are reviewed after funding by the Executive Committee of our Board of Directors. Each loan involving an aggregate exposure of more than $500,000 is required to be reviewed at least annually by the lending officer who originated the loan, and those reviews are monitored by a Credit Policy Officer. Loan Administration personnel also periodically review various loans based on various criteria, and we retain the services of an independent credit risk management consultant to annually review our problem loans, a random sampling of performing loans related to our larger aggregate credit exposures, and selected other loans.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. We generally place a loan on a nonaccrual status when it becomes 90 days past due or whenever we believe collection of that loan has become doubtful. We charge off loans when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Our Special Assets Coordinator, who reports directly to our Chief Credit Officer, monitors the overall performance of our loan portfolio, monitors the collection activities of our lending officers, and directly supervises collection actions that involve legal action or bankruptcies.

Allowance for Loan Losses.    Our Board of Directors reviews all impaired loans at least quarterly, and our management reviews asset quality trends monthly. Based on these reviews and our current judgments about the credit quality of our loan portfolio and other relevant internal and external factors, we have established an allowance for loan losses. The adequacy of the allowance is assessed by our management and reviewed by our Board of Directors each month. On December 31, 2005, our allowance was $4.7 million and amounted to 1.20% of our total loans and approximately 7,154% of our nonperforming loans.

On December 31, 2005, our nonperforming loans (consisting of non-accrual loans, loans past due greater than 90 days and still accruing interest, and restructured loans) amounted to approximately $65 thousand, and we had no foreclosed properties on our books. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 19.)

Seasonality and Cycles

Because the local economies of communities in our Outer Banks, Albemarle, and Pamlico Regions depend, to a large extent, on tourism and agribusiness (including seafood related businesses), historically there has been an element of seasonality in our business in those regions. However, more recently, the extent to which seasonality affects our business has diminished somewhat, largely as a result of a shift away from the seasonal population growth that once characterized many of our coastal communities and toward a more year-round economy resulting from increasing numbers of permanent residents and retirees relocating to these markets. The seasonal patterns that once characterized agribusiness also have been lessened with agricultural product diversification, the year round marketing and sales of agricultural commodities, and agribusiness tax and financial planning.

We do not believe we have any one customer from whom more than 10% of our revenues are derived. However, we have multiple customers, commercial and retail, that are directly or indirectly affected by, or engaged in businesses related to, the tourism and agribusiness industries and that, in the aggregate, historically have provided greater than 10% of our revenues.

Deposit Activities

Our deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts and certificates of deposit. We monitor our competition in order to keep the rates paid on our deposits at a competitive level. On December 31, 2005, our time deposits of $100,000 or more amounted to approximately $122.3 million, or approximately 26.3% of our total deposits. We derive the majority of our deposits from within our banking market. However, we also accept deposits through deposit brokers and market our certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we generate a significant amount of out-of-market deposits in that manner. Although we accept these deposits primarily for liquidity purposes, we also use them to manage our interest rate risk. On December 31, 2005, our out-of-market deposits amounted to approximately $73.0 million, or approximately 15.7% of our total deposits and approximately 29.3% of our total certificates of deposit.

Statistical information about our deposit accounts is contained in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 19.

Investment Portfolio

On December 31, 2005, our investment portfolio totaled approximately $104.7 million and included municipal securities, mortgage-backed securities guaranteed by the Government National Mortgage Association or issued by the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation (including collateralized mortgage obligations), and securities issued by U.S. government-sponsored agencies. We have classified all of our securities as “available-for-sale,” and we analyze their performance at least quarterly. Our securities have various interest rate features, maturity dates and call options.

Statistical information about our investment portfolio is contained in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 19.

Employees

On December 31, 2005, the Bank employed 191 full-time employees (including our executive officers), and 12 part-time employees. We have no separate employees of our own. The Bank is not party to any collective bargaining agreement with its employees, and we consider the Bank’s relations with its employees to be good.

Legal Proceedings

From time to time we may become involved in legal proceedings in the ordinary course of our business. However, subject to the uncertainties inherent in any litigation, we believe that no pending or threatened proceedings are likely to result in a material adverse change in our financial condition or operating results.

Properties

Our corporate offices are located in the Bank’s main office in Engelhard, North Carolina, and we do not own or lease any separate properties. The Bank maintains 20 branch offices, 13 of which are owned by the Bank, five of which are owned by its subsidiary, ECB Realty, Inc., and leased to the Bank, and two of which are leased from unaffiliated third parties. The following table contains information about our branch offices.

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased(1)
35050 Hwy 264 Engelhard, NC	January 1920	Owned	2005

80 Main and Pearl St. Swan Quarter, NC	March 1935	Leased(2)	1975

204 Scuppernong Dr. Columbia, NC	December 1936	Leased(2)	1975

7th St. & Hwy. 64 Creswell, NC	January 1963	Owned	1963

205 Virginia Dare Rd. Manteo, NC	June 1969	Owned	1999

2721 S Croatan Hwy. Nags Head, NC	April 1971	Leased(2)	1974

State Hwy. 12 Hatteras, NC	April 1973	Leased(2)	1980

6839 N.C. Hwy. 94 Fairfield, NC	June 1973	Leased(2)	1973

Hwy. 12 Ocracoke, NC	May 1978	Owned	1978

Hwy. 158 & Juniper Tr. Kitty Hawk, NC	May 1984	Owned(3)	2006

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased(1)
1001 Red Banks Rd. Greenville, NC	August 1989	Owned	1990

2400 Stantonsburg Rd. Greenville, NC	June 1995	Owned	1995

NC Hwy. 12 Avon, NC	June 1997	Leased(4)	—

2878 Caratoke Hwy. Currituck, NC	January 1998	Owned	2001

1418 Carolina Ave. Washington, NC	May 1999	Leased(4)	—

1801 S Glenburnie Rd. New Bern, NC	August 2000	Owned	1996

1103 Harvey Point Road Hertford, NC	October 2000	Owned(5)	2006

403 East Blvd. Williamston, NC	May 2003	Owned	2003

168 Hwy. 24 Morehead City, NC	January 2004	Owned	2004

1724 Eastwood Rd. Wilmington, NC	June 2004	Owned	2004

(1)	Includes only facilities owned by the Bank or ECB Realty, Inc.

(2)	Leased from the Bank’s subsidiary, ECB Realty, Inc.

(3)	Constructed by the Bank and first occupied during February 2006 to replace a facility previously leased from ECB Realty, Inc.

(4)	Leased from a third party.

(5)	Constructed by the Bank and first occupied during January 2006 to replace a facility previously leased from a third party.

In addition to our branch offices, during 2003 the Bank completed construction of a new credit administration and operations facility located in Engelhard, and it operates three mortgage loan offices located in Greenville, Wilmington and Ocean Isle Beach that are leased from third parties. The Bank owns a vacant property in each of Greenville and Jacksonville, North Carolina, and during 2006 has contracted to purchase a vacant property in Grandy, North Carolina, as sites for future branch offices. It currently is considering the purchase of additional sites in Greenville, New Bern and Wilmington, North Carolina, for future branch offices.

All the Bank’s existing branch offices are in good condition and fully equipped for the Bank’s purposes. At December 31, 2005, our consolidated investment in premises and banking equipment (cost less accumulated depreciation) was approximately $18.9 million.

SUPERVISION AND REGULATION

Our business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to us. However, it is not a complete discussion of all the laws that affect our business, and it is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal being described.

General

We are a bank holding company registered with the Federal Reserve Board (the “FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”). We are subject to supervision and examination by, and the regulations and reporting requirements of, the FRB. Under the BHCA, a bank holding company’s activities are limited to banking, managing or controlling banks, or engaging in other activities the FRB determines are closely related and a proper incident to banking or managing or controlling banks.

The BHCA prohibits a bank holding company from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without the FRB’s prior approval. Additionally, the BHCA generally prohibits bank holding companies from engaging in a nonbanking activity, or acquiring ownership or control of more than 5.0% of the outstanding voting stock of any company that engages in a nonbanking activity, unless that activity is determined by the FRB to be closely related and a proper incident to banking. In approving an application to engage in a nonbanking activity, the FRB must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The law imposes a number of obligations and restrictions on a bank holding company and its insured bank subsidiaries designed to minimize potential losses to depositors and the FDIC insurance funds. For example, if a bank holding company’s insured bank subsidiary becomes “undercapitalized,” the bank holding company is required to guarantee the bank’s compliance (subject to certain limits) with the terms of any capital restoration plan filed with its federal banking agency. A bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support those banks in circumstances in which, absent that policy, it might not do so. Under the BHCA, the FRB may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the FRB determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of a bank holding company.

The Bank is an insured, North Carolina-chartered bank. Its deposits are insured under the FDIC’s Bank Insurance Fund, and it is subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the North Carolina Commissioner of Banks (the “Commissioner”). The Bank is not a member of the Federal Reserve System.

As an insured bank, the Bank is prohibited from engaging as a principal in an activity that is not permitted for national banks unless (1) the FDIC determines that the activity would pose no significant risk to the deposit insurance fund and (2) the Bank is in compliance with applicable capital standards. Insured banks also are prohibited generally from directly acquiring or retaining any equity investment of a type or in an amount not permitted for national banks.

The Commissioner and the FDIC regulate all areas of the Bank’s business, including its payment of dividends and other aspects of its operations. They conduct regular examinations of the Bank, and the Bank must furnish periodic reports to the Commissioner and the FDIC containing detailed financial and other information about its affairs. The Commissioner and the FDIC have broad powers to enforce laws and regulations that apply to the Bank and to require corrective action of conditions that affect its safety and soundness. These powers include, among others, issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in the Bank’s operation and management if examinations of the Bank and the reports it files indicate the need to do so.

The Bank’s business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and, though it is not a member bank of the Federal Reserve System, by the monetary and fiscal policies of the FRB. The FRB’s actions and policy directives determine to a significant degree the cost and availability of funds the Bank obtains from money market sources for lending and investing, and they also influence, directly and indirectly, the rates of interest the Bank pays on its time and savings deposits and the rates it charges on commercial bank loans.

Gramm-Leach-Bliley Act

The federal Gramm-Leach-Bliley Act enacted in 1999 (the “GLB Act”) dramatically changed various federal laws governing the banking, securities and insurance industries. The GLB Act has expanded opportunities for banks and bank holding companies to provide services and engage in other revenue-generating activities that previously were prohibited to them. However, this expanded authority also may present us with new challenges as our larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions. The GLB Act likely will have a significant economic impact on the banking industry and on competitive conditions in the financial services industry generally.

The GLB Act permits bank holding companies to become “financial holding companies” and, in general (1) expands opportunities to affiliate with securities firms and insurance companies; (2) overrides certain state laws that would prohibit certain banking and insurance affiliations; (3) expands the activities in which banks and bank holding companies may participate; (4) requires that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; and (5) reorganizes responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies.

The GLB Act has expanded opportunities for us and the Bank to provide other services and obtain other revenues in the future. However, this expanded authority also may present us with new challenges as our larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions. To date we have not elected to become a “financial holding company.”

Payment of Dividends

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of our paid-in capital stock, the Bank’s directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock.

Federal law prohibits the Bank from making any capital distributions, including paying a cash dividend, if it is, or after making the distribution it would become, “undercapitalized” as that term is defined in the Federal Deposit Insurance Act (the “FDIA”). Also, if in the FDIC’s opinion an insured bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the FDIC may require, after notice and hearing, that the bank cease and desist from that practice. The FDIC has indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. (See “—Prompt Corrective Action” on page 59.) The FDIC has issued policy statements which provide that insured banks generally should pay dividends only out of their current operating earnings. Also, under the FDIA no dividend may be paid by an FDIC-insured bank while it is in default on any assessment due the FDIC. The Bank’s payment of dividends also may be affected or limited by other factors, such as events or circumstances that lead the FDIC to require the Bank to maintain its capital above regulatory guidelines.

In the future, our ability to declare and pay cash dividends will be subject to our Board of Directors’ evaluation of our operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations. (See “Price Range of Our Common Stock and Dividend Information” on page 17 and “Description of Our Capital Stock—Dividends” on page 72.)

Capital Adequacy

We and the Bank are required to comply with the FRB’s and FDIC’s capital adequacy standards for bank holding companies and insured banks. The FRB and FDIC have issued risk-based capital and leverage capital guidelines for measuring capital adequacy, and all applicable capital standards must be satisfied for us or the Bank to be considered in compliance with regulatory capital requirements.

Under the risk-based capital guidelines, the minimum ratio (“Total Capital Ratio”) of an entity’s total capital (“Total Capital”) to its risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of “Tier 1 Capital.” Tier 1 Capital includes common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remaining Total Capital may consist of “Tier 2 Capital” which includes certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

Under the leverage capital measure, the minimum ratio (the “Leverage Capital Ratio”) of Tier 1 Capital to average assets, less goodwill and various other intangible assets, is 3.0% for entities that meet specified criteria, including having the highest regulatory rating. All other entities generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets. A bank’s “Tangible Leverage Ratio” (deducting all intangibles) and other indicators of capital strength also will be taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

The FRB and the FDIC also consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluating capital adequacy. Banks with excessive interest rate risk exposure must hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank’s trading activities.

The following table lists our consolidated regulatory capital ratios, and the Bank’s separate regulatory capital ratios, at December 31, 2005. On that date, our capital ratios were at levels to qualify us as “well capitalized.”

	Minimum required ratios	Required to be “well capitalized”	Our consolidated capital ratios	The Bank’s capital ratios
Leverage Capital Ratio (Tier 1 Capital to average assets)	3.0%	5.0%	8.43%	8.39%
Risk-based capital ratios:
Tier 1 Capital Ratio (Tier 1 Capital to risk-weighted assets)	4.0%	6.0%	10.32%	10.28%
Total Capital Ratio (Total Capital to risk-weighted assets)	8.0%	10.0%	11.36%	11.32%

Our capital categories are determined only for the purpose of applying the “prompt corrective action” rules described below which have been adopted by the various federal banking regulators, and they do not necessarily constitute an accurate representation of overall financial condition or prospects for other purposes. A failure to meet capital guidelines could subject us to a variety of enforcement remedies under those rules, including issuance of a capital directive, termination of FDIC deposit insurance, a prohibition on taking brokered deposits, and other restrictions on our business. As described below, substantial additional restrictions can be imposed on banks that fail to meet applicable capital requirements. (See “—Prompt Corrective Action” below.)

Prompt Corrective Action

Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized banks. Under this system, the FDIC has established five capital categories (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized”) and it is required to take various mandatory supervisory actions, and is authorized to take other discretionary actions, with respect to banks in the three undercapitalized categories. The severity of any actions taken will depend on the capital category in which a bank is placed. Generally, subject to a narrow exception, current federal law requires the FDIC to appoint a receiver or conservator for a bank that is critically undercapitalized.

Under the FDIC’s rules implementing the prompt corrective action provisions, an insured, state-chartered bank that (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC, is considered “well capitalized.” A bank with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater, is considered “adequately capitalized.” A bank that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered “undercapitalized.” A bank that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered “significantly undercapitalized,” and a bank that has a tangible equity capital to assets ratio equal to or less than 2.0% is considered “critically undercapitalized.” For purposes of these rules, the term “tangible equity” includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards (see “—Capital Adequacy” on page 58), plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets (with various exceptions). A bank may be deemed to be in a lower capitalization category than indicated by its actual capital position if it receives an unsatisfactory examination rating.

A bank categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to the FDIC. An “undercapitalized” bank also is generally prohibited from increasing its average total assets, making acquisitions, establishing new branches, or engaging in new lines of business, other than in accordance with an accepted capital restoration plan or with the

FDIC’s approval. Also, the FDIC may treat an “undercapitalized” bank as being “significantly undercapitalized” if it determines that is necessary to carry out the purpose of the law. On December 31, 2005, our capital ratios were at levels to qualify us as “well capitalized.”

Reserve Requirements

Under the FRB’s regulations, all FDIC-insured banks must maintain average daily reserves against their transaction accounts. No reserves are required on the first $7.8 million of transaction accounts, but a bank must maintain reserves equal to 3.0% on aggregate balances between $7.8 million and $48.3 million, and reserves equal to 10.0% on aggregate balances in excess of $48.3 million. The FRB may adjust these percentages from time to time. Because our reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, one effect of the reserve requirement is to reduce the amount of our interest-earning assets.

FDIC Insurance Assessments

The FDIC uses a risk-based assessment system that takes into account risks attributable to different categories and concentrations of assets and liabilities in calculating deposit insurance assessments to be paid by insured banks. The risk-based assessment system categorizes banks as “well capitalized,” “adequately capitalized” or “undercapitalized.” These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized” for prompt corrective action purposes. The FDIC also assigns banks to one of three supervisory subgroups within each capital group. The particular subgroup to which a bank is assigned is based on a supervisory evaluation by the bank’s primary federal banking regulator and other information the FDIC determines to be relevant to the bank’s financial condition and the risk posed to the deposit insurance funds (which, in the Bank’s case, may include information provided by the Commissioner). A different assessment rate (ranging from zero to 27 basis points) is determined based on a bank’s capital category and supervisory subgroup. If the Bank’s capital classification were to drop to “adequately capitalized,” its assessment rate would increase until it restored and maintained its capital at a “well capitalized” level. A higher assessment rate would increase the assessments the Bank pays the FDIC for deposit insurance.

Under the FDIA, the FDIC may terminate the Bank’s deposit insurance if it finds that it has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated applicable laws, regulations, rules or orders.

The FDIC is responsible for maintaining the adequacy of the federal deposit insurance funds, and the amount the Bank pays for deposit insurance is influenced not only by its capital category and supervisory subgroup but also by the adequacy of the insurance funds from time to time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds an increase is necessary to adequately maintain the insurance funds.

Federal Deposit Insurance Reform

On February 8, 2006, President Bush signed the Federal Deposit Insurance Reform Act of 2005 (“FDIRA”). The FDIC must adopt rules implementing the various provisions of FDIRA by November 5, 2006.

Among	other things, FDIRA changes the Federal deposit insurance system by:

•	raising the coverage level for retirement accounts to $250,000;

•	indexing deposit insurance coverage levels for inflation beginning in 2012;

•	prohibiting undercapitalized financial institutions from accepting employee benefit plan deposits;

•	merging the Bank Insurance Fund and Savings Association Insurance Fund into a new Deposit Insurance Fund (the “DIF”); and

•	providing credits to financial institutions that capitalized the FDIC prior to 1996 to offset future assessment premiums.

FDIRA also authorizes the FDIC to revise the current risk-based assessment system, subject to notice and comments, and caps the amount of the DIF at 1.50% of domestic deposits. The FDIC must issue cash dividends, awarded on a historical basis, for the amount of the DIF over the 1.50% ratio. Additionally, if the DIF exceeds 1.35% of domestic deposits at year-end, the FDIC must issue cash dividends, awarded on a historical basis, for half of the amount of the excess.

Restrictions on Transactions with Affiliates

The Bank is subject to the provisions of Section 23A of the Federal Reserve Act which, among other things, places limits on the amount of:

•	a bank’s loans or extensions of credit to, or investment in, its affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the FRB;

•	the amount of a bank’s loans or extensions of credit to third parties collateralized by securities or obligations of the bank’s affiliates; and

•	a bank’s issuance of a guarantee, acceptance or letter of credit for its affiliates.

The total amount of these transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. We also must comply with other provisions under Section 23A that are designed to avoid the taking of low-quality assets from an affiliate.

The Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit a bank or its subsidiaries generally from engaging in transactions with its affiliates unless those transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as would apply in comparable transactions with nonaffiliated companies.

Federal law also restricts the Bank’s ability to extend credit to its and our executive officers, directors, principal shareholders and their related interests. These credit extensions (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Interstate Banking and Branching

The BHCA, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Law”), permits adequately capitalized and managed bank holding companies to acquire control of the assets of banks in any state. Acquisitions are subject to provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to accelerate the effective date for interstate mergers by adopting a law authorizing such transactions prior to June 1, 1997, or any state could “opt out” and thereby prohibit interstate branching in that state by enacting legislation to that effect prior to that date. The Interstate Banking Law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Community Reinvestment

Under the Community Reinvestment Act (the “CRA”), an insured bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank’s discretion to develop, consistent with the CRA, the types of products and services it believes are best suited to its particular community. The CRA requires the federal banking regulators, in their examinations of insured banks, to assess the banks’ records of meeting the credit needs of their communities, using the ratings of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance,” and to take that record into account in its evaluation of various applications by those banks. All banks are required to make public disclosure of their CRA performance ratings. We received an “outstanding” rating in our last CRA examination during 2003.

USA Patriot Act of 2001

The USA Patriot Act of 2001 was enacted in response to the terrorist attacks that occurred in the United States on September 11, 2001. The Act is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The Act’s impact on all financial institutions is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency requirements and imposes various other regulatory requirements, including standards for verifying customer identification at account opening, and rules promoting cooperation among financial institutions, regulators and law enforcement agencies in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, which became effective on July 30, 2002, is sweeping federal legislation addressing accounting, corporate governance and disclosure issues. The Act imposes significant new requirements on all public companies. Some provisions of the Act became effective immediately while others are still being implemented.

In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process, and it created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new corporate whistleblower protection.

The Act also required the various securities exchanges, including The Nasdaq Stock Market, to prohibit the listing of a company’s stock unless that company complies with various new corporate governance requirements imposed by the exchanges, including the requirement that various corporate matters (including executive compensation and board nominations) be approved, or recommended for approval, by the issuer’s full board of directors, by directors of the issuer who are “independent” as defined by the exchanges’ rules, or by committees made up of “independent” directors. Because our common stock is listed for trading on The Nasdaq National Market, we are subject to those provisions of the Act and to corporate governance requirements of The Nasdaq Stock Market.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including us, have been and will continue to be significant in terms of the time, resources and costs associated with compliance. Because the Act, for the most part, applies equally to larger and smaller public companies, we will continue to be presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions.

MANAGEMENT

Board of Directors

Our Bylaws provide that our Board of Directors will consist of not less than nine nor more than 15 members and authorize the Board to set and change the actual number of our directors from time to time within those limits. Our Board is divided into three classes, and directors are elected to staggered three-year terms. Each year, the terms of the directors in one class expire and directors in that class are elected for new three-year terms.

Our Board of Directors currently consists of nine directors. The following table contains information about our current directors.

Name and age	Positions with the Bank and us	First elected/ current term expires(1)	Principal occupation and business experience
George T. Davis, Jr. (51)	Vice Chairman	1979/2006	Attorney; sole proprietor, Davis & Davis (law firm), Swan Quarter, NC

Gregory C. Gibbs (45)	Director	1994/2006	General Manager, Gibbs Store LLC (retail hardware) (1979-1995 and since 2001) and partner, Lake Landing Realty (real estate development) (since 2005), Engelhard, NC; broker in charge, United Country Real Estate (real estate sales) (2004-2005), Engelhard, NC; Financial Planner, Piedmont Carolinas Group, LLC, Durham, NC (1999-2001)

John F. Hughes, Jr. (60)	Director	1996/2006	Retired; Executive Director, Albemarle Pamlico Economic Development Corp. and Chairman and CEO, Eastern NC Natural Gas Co. (2001-2005); Regional Manager and Manager of Governmental Affairs, North Carolina Power, Inc. (utility company) (1984-2000), Manteo, NC

Arthur H. Keeney III (62)	President, Chief Executive Officer and Director	1995/2007	The Bank’s and our executive officer

J. Bryant Kittrell III (54)	Director	1990/2008	President and owner, Kittrell & Associates, Inc., and member (since 2004), Kittrell & Armstrong LLC (commercial/industrial real estate development and sales), Greenville, NC

Joseph T. Lamb, Jr. (72)	Director	1981/2007	President, Joe Lamb Enterprises (real estate sales and rentals), Nags Head, NC

B. Martelle Marshall (55)	Director and Corporate Secretary	1993/2008	President and co-owner, Martelle’s Feed House Restaurant, Engelhard, NC

R. S. Spencer, Jr. (65)	Chairman	1963/2008	President, R. S. Spencer, Inc. (retail merchant), Engelhard, NC

Michael D. Weeks (52)	Director	2005/2007	Vice President and General Manager, WITN-TV (television broadcasting), Washington, NC

(1)	“First elected” refers to the year in which each individual first became a director of the Bank. With the exception of Mr. Weeks, each person first became our director during 1998 in connection with our organization as the Bank’s holding company and previously served as a director of the Bank.

Executive Officers

Our officers are elected by and serve at the pleasure of our Board of Directors. We consider the Bank’s and our officers listed below to be our executive officers.

Arthur H. Keeney III, age 62, serves as the Bank’s and our President and Chief Executive Officer. He has been employed by the Bank since 1995. Previously, he served as Executive Vice President of Signet Bank, Baltimore, Maryland, from 1983 to 1991 in its Commercial and International Banking Group where he was responsible for that bank’s Commercial Banking, International and Financial Institutions, and Public Funds Divisions. From 1981 to 1983, he served as Vice President - Senior Lender in the Correspondent Banking Division of Connecticut National Bank, Hartford, Connecticut, with responsibilities for underwriting loan participations with correspondent banks. He began his banking career in 1970 with National Bank of Detroit, Detroit, Michigan, where he was employed until 1981, progressing from Credit Analyst to Vice President - Section Manager with increasing levels of account responsibility in the retail, wholesale and credit functions. From 1991 to 1995, he served as Executive Director of the American Foundation for Urologic Disease (1991 - 1993), Consultant and Recruiter for A.J. Burton Group/Don Richards Associates (1993 - 1994), and Vice President and General Manager of OMG/Science Instruments Co. (1994 - 1995), all in Baltimore, Maryland. Mr. Keeney is a graduate of University of Pennsylvania’s Wharton School with a Masters of Business Administration, and he has a total of 31 years of banking experience.

J. Dorson White, Jr., age 55, serves as the Bank’s Executive Vice President and Chief Operating Officer. He has been employed by the Bank since 1989 and served as Vice President and City Executive from 1989 to 1993, and Senior Vice President from 1993 to 1994. He began his banking career in 1973 with Wachovia Bank where he held the positions of Assistant Vice President, Dealer Credit Manager (1974 - 1980) and Vice President / Branch Manager (1982 - 1988). From 1988 to 1989, he was employed as Vice President / Business Services Officer of Branch Bank & Trust Company with responsibilities for new business development. Mr. White has a total of 32 years of banking experience.

William F. Plyler, II, age 62, serves as the Bank’s Senior Vice President and Chief Credit Officer. He has been employed by the Bank since 1995. He began his banking career in 1966 with Wachovia Bank where he was employed until 1993, progressing through various credit-related positions to Vice President / General Loan Administration Officer (1987 - 1993). From 1993 until he joined the Bank in 1995, he was employed by Southern National Bank of North Carolina as Vice President / Commercial Credit Policy Officer. Mr. Plyler has a total of 39 years of banking experience.

Gary M. Adams, age 52, serves as the Bank’s and our Senior Vice President and Chief Financial Officer. He has been employed by the Bank since 1981. He served as an internal Staff Auditor from 1981 to 1983 when he was promoted to General Auditor. He assumed his current position in 1985. Mr. Adams has a total of 24 years of banking experience.

Executive Compensation

Cash Compensation.    The following table shows the cash and certain other compensation paid or provided to or deferred by our named executive officers for the years indicated. The Bank compensates our executive officers for their services as its officers, and they receive no separate salaries or other cash compensation from us for their services as our officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation		All Other Compensation(6)
Name and principal position	Year	Salary(1)	Bonus(2)	Other annual compensation	Restricted stock awards(4)	Securities underlying options(5)
Arthur H. Keeney III President and Chief Executive Officer	2005 2004 2003	$235,400 220,000 200,000	$73,209 30,966 45,348	(3) (3) (3)	$0 143,526 97,002	8,954 0 0	$7,497 6,988 6,307

J. Dorson White, Jr. Executive Vice President and Chief Operating Officer	2005 2004 2003	135,355 126,500 115,000	30,438 13,724 21,187	(3) (3) (3)	0 48,365 23,058	4,952 0 0	7,590 8,324 7,606

William F. Plyler, II Senior Vice President and Chief Credit Officer	2005 2004 2003	110,050 102,850 93,500	24,748 11,158 17,226	(3) (3) (3)	0 32,006 15,552	2,562 0 0	7,645 5,651 5,243

Gary M. Adams Senior Vice President and Chief Financial Officer	2005 2004 2003	97,850 95,000 89,500	22,004 0 16,489	(3) (3) (3)	0 30,125 15,822	1,619 0 0	5,915 6,593 6,467

(1)	Includes amounts of salary deferred at each officer’s election under our Section 401(k) plan and, in Mr. Keeney’s case, pursuant to a separate deferral plan. Amounts deferred under that separate plan are invested for Mr. Keeney by an unrelated entity. We do not pay any interest or other amount on his deferred salary.

(2)	Reflects awards under the Bank’s annual incentive program. The award for each year is approved by our Board of Directors and paid following the end of that year.

(3)	In addition to compensation paid in cash, the Bank’s and our executive officers receive various personal benefits. The value of those non-cash benefits received each year by each named officer did not exceed 10% of his cash compensation for that year, and the amounts of those benefits are not shown in the Summary Compensation Table.

(4)	Reflects the value (on the date of grant) of restricted shares of our common stock awarded to each officer during each year. The awards granted during 2003 become vested as to 30% of the shares at the end of both the third and fourth years following the date of grant, and 40% of the shares at the end of the fifth year. The awards granted during 2004 become vested as to one-third of the shares at the end of each of the third, fourth and fifth year following the date of grant. Cash dividends are paid on the shares during the vesting period at the same rate as they are paid on other outstanding shares. On December 31, 2005, the aggregate number and value of unvested shares held by each named officer under all outstanding restricted stock awards was: Mr. Keeney—11,631 shares valued at $312,874; Mr. White—3,503 shares valued at $94,231; Mr. Plyler—2,337 shares valued at $62,865; and Mr. Adams—2,271 shares valued at $61,090.

(5)	Reflects numbers of shares that are subject to stock options granted to each officer during each year.

(6)	The 2005 amounts for Messrs. Keeney, White, Plyler and Adams consist of $1,598, $440, $375 and $132, respectively, representing the economic value to the named officers of the death benefits payable to them under split-dollar insurance policies purchased to fund supplemental retirement plans established for them by the Bank, and $5,899, $7,150, $7,270 and $5,783, respectively, in contributions made by the Bank to our Section 401(k) plan for their accounts. We also provide the named executive officers with group life, health, medical and other insurance coverages generally available to all salaried employees and that are not included in the Summary Compensation Table.

During February 2006, our and the Bank’s Boards of Directors, based on the recommendation of their joint Compensation Committee, approved annual salary increases for 2006 for each executive officer named in the table above. The 2006 base salary rates approved by the Boards are as follows: Mr. Keeney—$245,000; Mr. White—$145,000; Mr. Plyler—$115,500; and Mr. Adams—$100,000.

Employment and Change in Control Agreements.    Mr. Keeney serves as President and Chief Executive Officer of the Bank under an employment agreement that provided for an initial term of three years. At the end of each year, the term is automatically extended for one additional year, absent notice of non-renewal from the Bank. The agreement may be terminated by the Bank for “cause,” as defined in the agreement. Under the agreement, Mr. Keeney has agreed not to compete with the Bank in the areas in which it does business following termination of his employment. If, within three months following a “change in control” of our company or the Bank, Mr. Keeney’s employment is terminated without cause or his duties are substantially reduced relative to his previous position, he will be entitled to receive a lump-sum amount equal to 2.99 times the average of his salary, cash bonus and incentive payments during the preceding three years.

Messrs. White, Plyler and Adams each has an agreement with the Bank under which he would be entitled to receive a lump-sum amount equal to 1.50 times the average of his salary, cash bonus and incentive payments during the preceding three years, together with certain other benefits, in the event that, within 90 days following a “change in control” of our company or the Bank, his employment is terminated without cause or his salary or responsibilities are reduced. The agreement may be terminated by the officer or the Bank at any time on 30 days prior written notice, or by the Bank at any time, without notice, for “cause,” as defined in the agreement.

Supplemental Retirement and Death Benefits.    As a supplement to retirement benefits under the Bank’s Section 401(k) plan, the Bank has entered into separate agreements with our executive officers under which they will receive specified benefits from the Bank following their retirement at age 65. Annual benefits that generally increase each year are payable to the officers for specified initial benefit periods that extend from their retirement dates to their actuarially calculated mortality ages. Benefits payable to an officer for each year after his initial period and until the officer’s death will be increased or decreased based on a formula that includes a comparison of (1) the Bank’s return on life insurance policies purchased by it to cover its costs associated with the officer’s benefits, to (2) the Bank’s opportunity costs associated with premiums paid by the Bank on those policies and any benefits paid to the officer under the agreement. Reduced annual benefits are payable in the event an officer retires after age 59 1/2 but before age 65 or in the event of certain other terminations of employment prior to age 59 1/2. However, if an officer’s employment is terminated as a result of disability, or for any reason following a change in control of the Bank, the officer will retain the right to full benefits under the agreement. All benefits are forfeited if an officer’s employment is terminated for “cause” as defined in the agreement. The beginning and ending annual benefits during the initial period for each of our executive officers named in the Summary Compensation Table above are: Mr. Keeney—$82,779 and $108,046; Mr. White—$51,362 and $62,469; Mr. Plyler—$21,201 and $27,688; and Mr. Adams—$22,694 and $23,383. Benefits payable to them following their initial benefit periods currently are not calculable. Under the life insurance policies purchased by the Bank, upon an officer’s death his beneficiary or estate will receive a portion (from 0% to 80%) of the difference between the death benefits on and the cash values of the life insurance policies. The actual percentage is determined based on whether the officer remains employed by the Bank or is retired at the time of death and, if no longer employed for reasons other than retirement or disability, the officer’s age and length of service. All remaining policy proceeds, including the full cash value of the policies, will be paid to the Bank.

Stock Options.    The following table contains information about options to purchase shares of our common stock granted during 2005 to our executive officers named in the Summary Compensation Table on page 65.

Option/SAR Grants In Last Fiscal Year

	Individual Grants
Name	Number of securities underlying options/SARs granted(1)	Percent of total options/SARs granted to employees since 12/31/04	Exercise or base price per share	Expiration date	Grant date present value(2)
Arthur H. Keeney III	8,954	49.5%	$29.00	May 17, 2015	$77,721
J. Dorson White, Jr.	4,952	27.4	29.00	May 17, 2015	42,983
William F. Plyler, II	2,562	14.2	29.00	May 17, 2015	22,238
Gary M. Adams	1,619	8.9	29.00	May 17, 2015	14,053

(1)	The options become exercisable as to one-third of the shares each May 17 beginning in 2006 for Mr. Keeney and 2008 for each other named officer.

(2)	Represents the estimated value of the options on the date of grant based on the Black-Scholes option pricing model and assuming 31.09% volatility, a 3.88% risk-free rate of return, an expected dividend yield of 2.4% per share, and an expected life of seven years. On December 31, 2005, the aggregate exercise price of each officer’s option exceeded the aggregate market value of the underlying shares.

The following table contains information about options held on December 31, 2005, by our executive officers named in the above table.

Aggregated Option Exercises In Last Fiscal Year

and Fiscal Year End Option Values

	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at December 31, 2005		Value of unexercised in-the-money options at December 31, 2005(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Arthur H. Keeney III	(1)	—	9,995	11,701	$153,398	$37,497
J. Dorson White, Jr.	(1)	—	4,570	6,085	70,283	15,465
William F. Plyler, II	(1)	—	2,805	3,315	43,749	10,278
Gary M. Adams	(1)	—	2,532	2,386	38,029	10,470

(1)	No options were exercised during 2005.

(2)	Reflects the amount by which the aggregate fair market value on December 31, 2005, of the shares underlying each officer’s options exceeded the aggregate purchase price of those shares under the terms of the options.

During 2006, additional options have been granted to our executive officers named in the above table. The following table contains information about those options.

Option/SAR Grants Since December 31, 2005

	Individual Grants
Name	Number of securities underlying options/SARs granted (1)	Percent of total options/SARs granted to employees since 12/31/05	Exercise or base price per share	Expiration date	Grant date present value (2)
Arthur H. Keeney III	8,954	49.5%	$28.52	February 21, 2016	$78,348
J. Dorson White, Jr.	4,952	27.4	28.52	February 21, 2016	43,330
William F. Plyler, II	2,562	14.2	28.52	February 21, 2016	22,418
Gary M. Adams	1,619	8.9	28.52	February 21, 2016	14,166

(1)	The options become exercisable as to one-third of the shares each February 21 beginning in 2007 for Mr. Keeney and 2009 for each other named officer.

(2)	Represents the estimated value of the options on the date of grant based on the Black-Scholes option pricing model and assuming 30.37% volatility, a 4.52% risk-free rate of return, an expected dividend yield of 2.4%, and an expected life of seven years.

Director Compensation

Director Fees.    Each of our directors serves and is compensated as a director of the Bank. The Bank’s and our Boards meet jointly, and directors do not receive any additional compensation for their services as our directors. For 2005, the Bank paid annual retainers of $11,000 to our Chairman and $6,000 to each other non-employee director, and a fee of $750 for each Board meeting attended. Members of Board committees received a fee of $650 for attendance at each meeting of the Executive Committee, and $600 for attendance at each meeting of other committees. However, the Chairman and Secretary of our Audit Committee received fees of $850 and $700, respectively, for their attendance at each meeting of that committee. The same retainers and fees will be paid to directors during 2006. As an officer and employee, Mr. Keeney does not receive any fees for his service as a director.

Director Retirement and Death Benefits.    The Bank has entered into separate agreements with our directors under which they will receive specified retirement benefits from the Bank after their retirement from service as directors at specified ages. Under these agreements, annual benefits which generally increase each year are payable to the directors for specified initial benefit periods that extend from their retirement to their actuarially calculated mortality ages. Benefits payable to directors for each year after their initial periods and until their deaths will be increased or decreased based on a formula that includes a comparison of, in the case of eight of the directors, (1) the Bank’s return on life insurance policies purchased by the Bank to cover its costs associated with their benefits, to (2) the Bank’s opportunity costs associated with premiums paid by the Bank on those policies and any benefits paid to the directors under the agreements. In the case of two directors for whom insurance policies were not purchased, the formula makes that comparison based on assumed returns and premiums on policies on other insured plan participants. Reduced annual benefits are payable in the event a director’s service terminates prior to his specified retirement age. However, if a director’s service is terminated as a result of disability, or for any reason following a change in control of the Bank, the director will retain the right to full benefits under the agreement. All benefits are forfeited if a director’s service is terminated for “cause” as defined in the agreement. Upon the death of a director in connection with whose agreement the Bank has purchased life insurance policies, the director’s beneficiary or estate will receive a portion (from 0% to 80%) of the difference between the death benefits on and the cash values of those policies. The actual percentage is determined based on whether the director remains a director or is retired at the time of death and, if no longer serving as a director for reasons other than retirement or disability, the director’s length of service as a director. All remaining policy proceeds, including the full cash value of the policies, will be paid to the Bank.

Transactions with Management

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and their associates. All loans included in those transactions during 2005 were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

Michael D. Weeks, who serves as one of our directors, is Vice President and General Manager of WITN-TV, a television station from which we purchase advertising from time-to-time.

Our Board of Directors has a policy requiring that certain transactions between us or the Bank and any of our “related parties,” including our directors and executive officers (other than loans made in the ordinary course of the Bank’s business which are required by banking regulations to be approved by the entire Board), be reviewed and approved by the Board’s Audit Committee.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Principal Shareholders

The following table describes the beneficial ownership of our common stock on February 28, 2006, by persons known to us to beneficially own 5% or more of our common stock.

	Shares beneficially owned prior to the offering			Shares beneficially owned after the offering
Name and address of beneficial owner	Amount and nature of beneficial ownership		Percentage of class(1)	Amount and nature of beneficial ownership		Percentage of class(1)
Estate of Anna Mae H. Gibbs Post Office Box 277 Swan Quarter, NC 27885	377,378	(2)	18.50%	377,378	(2)	13.53%

Gregory C. Gibbs Post Office Box 402 Engelhard, NC 27824	383,256	(3)	18.79%	383,256	(3)	13.74%

Regina A. Gibbs Post Office Box 578 Engelhard, NC 27824	447,878	(4)	21.95%	447,878	(4)	16.05%

Charles G. Gibbs, Jr. Post Office Box 474 Engelhard, NC 27824	453,186	(5)	22.21%	453,186	(5)	16.24%

George T. Davis, Jr. Post Office Box 277 Swan Quarter, NC 27885	115,341	(6)	5.65%	115,341	(6)	4.13%

(1)	Percentages before and after the offering are calculated based on 2,040,042 and 2,790,042 total outstanding shares, respectively. If the underwriter exercises its over-allotment option, the percentages after the offering will be further reduced. Certain of our principal shareholders may purchase additional shares in the offering. Numbers of shares and percentages after the offering do not take those purchases into account.

(2)	Gregory C. Gibbs, Regina A. Gibbs and Charles G. Gibbs, Jr., serve as co-executors of the Estate of Anna Mae H. Gibbs, and the listed shares also are included in the shares listed as beneficially owned by each of them individually.

(3)	Mr. Gibbs may be considered to have shared voting and investment power with respect to 377,628 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor. Those shares also are included in the shares listed for the Estate and for each of Regina A. Gibbs and Charles G. Gibbs, Jr.

(4)	Ms. Gibbs may be considered to have shared voting and investment power with respect to 447,140 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which she serves as co-executor (which also are included in the shares listed for the Estate and for each of Gregory C. Gibbs and Charles G. Gibbs, Jr.) and 69,762 shares held by a family trust for which she serves as co-trustee (which also are included in the shares listed for Charles G. Gibbs, Jr.).

(5)	Mr. Gibbs may be considered to have shared voting and investment power with respect to 447,140 of the listed shares, including 377,378 shares held by the Estate of Anna Mae H. Gibbs for which he serves as co-executor (which also are included in the shares listed for the Estate and for each of Gregory C. Gibbs and Regina A. Gibbs) and 69,762 shares held by a family trust for which he serves co-trustee (which also are included in the shares listed for Regina A. Gibbs).

(6)	Mr. Davis may be considered to have shared voting and investment power with respect to 99,267 of the listed shares, including an aggregate of 92,274 shares held directly by his mother and aunt for whom he acts as attorney-in-fact and as to which shares Mr. Davis disclaims beneficial ownership.

Management

The following table describes the beneficial ownership of our common stock on February 28, 2006, by our current directors and named executive officers, individually, and by all of our current directors and executive officers as a group.

	Shares beneficially owned prior to the offering			Shares beneficially owned after the offering
Name of beneficial owner	Amount and nature of beneficial ownership(1)		Percentage of class(2)	Amount and nature of beneficial ownership(3)		Percentage of class(2)
Gary M. Adams.	6,992		0.34%	6,992		0.25%
George T. Davis, Jr.	115,341	(3)	5.65	115,341	(3)	4.13
Gregory C. Gibbs	383,256	(4)	18.79	383,256	(4)	13.74
John F. Hughes, Jr.	2,200		0.11	2,200		0.08
Arthur H. Keeney III	32,209		1.57	32,209		1.15
J. Bryant Kittrell III	3,900		0.19	3,900		0.14
Joseph T. Lamb, Jr.	33,218		1.63	33,218		1.19
B. Martelle Marshall	2,277		0.11	2,277		0.08
William F. Plyler II	5,518		0.27	5,518		0.20
R. S. Spencer, Jr.	46,491		2.28	46,491		1.67
Michael D. Weeks	1,017		0.05	1,017		0.04
J. Dorson White, Jr.	12,377		0.61	12,377		0.44
All current directors and executive officers as a group (12 persons)	644,796		31.26%	644,796		22.92%

(1)	Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. The listed shares include the following numbers of shares with respect to which individuals named and included in the group may be considered to have shared voting and investment power: Gary M. Adams—559 shares; George T. Davis, Jr.—99,267 shares; Gregory C. Gibbs—377,628 shares; J. Bryant Kittrell III—900 shares; Joseph T. Lamb, Jr.—18,092 shares; B. Martelle Marshall—591 shares; R. S. Spencer, Jr.—18,922 shares; and all current directors and executive officers as a group—515,959 shares, including shares described in footnote 4 below held by persons for whom one of our directors acts as attorney-in-fact. Individuals named and included in the group exercise sole voting power only with respect to the following numbers of shares representing unvested restricted stock awards pursuant to our Omnibus Stock Ownership and Long Term Incentive Plan: Gary M. Adams—1,672 shares; Arthur H. Keeney III—8,809 shares; William F. Plyler II—1,728 shares; J. Dorson White, Jr.—2,594 shares; and all current directors and executive officers as a group - 14,803 shares. The listed shares also include the following numbers of shares that could be acquired by individuals named and included in the group pursuant to stock options that could be exercised within 60 days following February 28, 2006, and with respect to which shares they may be deemed to have sole investment power only: Gary M. Adams—2,916 shares; Arthur H. Keeney III—11,369 shares; William F. Plyler II—3,181 shares; J. Dorson White, Jr.—5,136 shares; and all persons included in the group—22,602 shares.
(2)	Percentages before and after the offering are calculated based on 2,040,042 and 2,790,042 total outstanding shares, respectively, plus, in the case of each named individual and the group, the number of additional shares (if any) that could be purchased by that individual or by persons included in the group pursuant to stock options that could be exercised within 60 days following February 28, 2006. If the underwriter exercises its over-allotment option, the percentages after the offering will be further reduced. Certain of our directors and officers may purchase additional shares in the offering. Numbers of shares and percentages after the offering do not take those purchases into account.
(3)	Includes an aggregate of 92,274 shares held directly by Mr. Davis’ mother and aunt for whom he acts as attorney-in-fact and as to which shares Mr. Davis disclaims beneficial ownership.
(4)	Includes 377,378 shares held by the Estate of Anna Mae H. Gibbs for which Mr. Gibbs serves as co-executor.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary describes material terms of our common stock. For the complete terms of our common stock, you should read the more detailed provisions of our Articles of Incorporation and Bylaws and applicable provisions of the North Carolina Business Corporation Act.

General

Our authorized capital stock consists of 10,000,000 shares of common stock, $3.50 par value per share, of which 2,040,042 shares were issued and outstanding on February 28, 2006. In addition, 61,476 shares of our common stock may be issued in the future upon the exercise of stock options we have granted and that are outstanding under our stock option plan.

Shares of our common stock represent equity interests in our company and are not bank deposits, savings accounts or other obligations of or guaranteed by the Bank. Our common stock is neither insured nor guaranteed by the FDIC’s Bank Insurance Fund or any other governmental agency and is subject to investment risks, including the possible loss of your entire investment.

Voting Rights

The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of our shareholders. Except in elections of directors as discussed below and in the case of certain other corporate actions for which higher voting requirements are required by the North Carolina Business Corporation Act (including mergers, share exchanges, sales of assets and dissolution), if a quorum exists, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action.

The North Carolina Control Share Acquisition Act, in general, provides that shares of our voting stock acquired in a “control share acquisition” (“Control Shares”) will have no voting rights unless those rights are granted by resolution adopted by the holders of at least a majority of our outstanding shares entitled to vote in the election of our directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by our officers or any directors who also are our employees. “Control Shares” are defined as shares acquired by any person which, when added to any other shares already owned by that person, would entitle the person (except for the application of the Act) to voting power in the election of our directors equal to or greater than (1) one-fifth of all voting power, (2) one-third of all voting power, or (3) a majority of all voting power. “Control share acquisition” means, with certain exceptions, the acquisition by a person of beneficial ownership of Control Shares. Among others, exceptions to the definition include a purchase of shares directly from us, and an acquisition pursuant to the laws of descent and distribution or in a transaction pursuant to an agreement to which we are a party.

Election of Directors

Our Board of Directors is divided into three classes and our directors are elected to staggered three-year terms. Each year, the terms of the directors in one class expire and directors in that class are elected for new three-year terms. Directors are elected at annual meetings of our shareholders. Directors are elected by a plurality of votes cast, so nominees who receive the highest numbers of votes are elected. Our shareholders may not vote cumulatively in the election of our directors

Charter Amendments

With some exceptions, an amendment to our Articles of Incorporation, including a provision to increase our authorized capital stock, may be made if the amendment is recommended to our shareholders by our Board of Directors and if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment.

Merger, Share Exchange, Sale of Assets and Dissolution

In general, North Carolina law requires that any merger, share exchange, voluntary liquidation or transfer of substantially all our assets (other than in the ordinary course of business) be recommended to our shareholders by our Board of Directors and be approved by the affirmative vote of the holders of at least a majority of all outstanding shares of our common stock.

The North Carolina Shareholder Protection Act provides that, unless specified “fair price” and procedural requirements are satisfied, the affirmative vote of the holders of 95% of our outstanding voting stock is required to approve various types of business combinations (including mergers and the sale of all or substantially all of our assets) between us and another entity which owns more than 20% of our voting shares.

Dividends

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank. The Bank’s ability to pay dividends to us is subject to regulatory restrictions that apply to North Carolina banks. (See “Price Range of Our Common Stock and Dividend Information” on page 17 and “Supervision and Regulation—Payment of Dividends” on page 57.)

No Preemptive Rights

Holders of our common stock do not have preemptive rights to acquire other or additional shares or other securities we may issue in the future.

Charter and Bylaw Provisions Having Potential “Anti-takeover” Effect

The following paragraphs summarize certain provisions of our Articles of Incorporation and Bylaws that may have the effect, or be used as a means, of delaying or preventing attempts to acquire or take control of our company that are not first approved by our Board of Directors, even if those proposed takeovers are favored by our shareholders.

Staggered Terms of Directors.    As discussed above, under our Bylaws our directors are divided into three classes and elected to staggered three-year terms. At each annual meeting of our shareholders, the terms of directors in one class expire and new directors in that class are elected to new three-year terms. Because only approximately one-third of our directors are elected each year, voting at two consecutive meetings would be required for shareholders to replace a majority of our current nine directors through the normal election process.

Bylaw Amendments.    Subject to certain limitations under North Carolina law, our Bylaws may be amended or repealed by either our Board of Directors or our shareholders. Therefore, our Board of Directors is authorized to amend or repeal Bylaws without the approval of our shareholders. However, a Bylaw adopted, amended or repealed by our shareholders may not be readopted, amended or repealed by the Board of Directors alone unless our Articles of Incorporation or a Bylaw adopted by our shareholders authorizes the Board to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

Call of Special Meetings of Shareholders.    Our Bylaws provide that special meetings of shareholders may be called only by or at the direction of our Chairman, Chief Executive Officer or Board of Directors. Therefore, our shareholders have no separate right to call a special meeting or to require that a special meeting be called.

Miscellaneous

Under North Carolina law, holders of our common stock are entitled, on dissolution or liquidation, to participate proportionately in the distribution of assets legally available for distribution to shareholders after payment of debts. Our shareholders do not have any redemption, sinking fund or conversion rights. First-Citizens Bank & Trust Company, Raleigh, North Carolina, acts as registrar and transfer agent for our common stock.

UNDERWRITING

We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc. (the “Underwriter”), with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, the Underwriter has agreed to purchase from us 750,000 shares of common stock.

The underwriting agreement provides that the Underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in that agreement, including:

•	the representations and warranties made by us to the Underwriter are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the Underwriter.

The Underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the Underwriter is not obligated to take or pay for the shares of our common stock covered by the Underwriter’s over-allotment option described below, unless and until this option is exercised.

Our common stock currently is listed on The Nasdaq National Market under the trading symbol “ECBE.” Prior to March 10, 2006, it was listed on The Nasdaq Capital Market under the same trading symbol.

Over-Allotment Option

We have granted the Underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 112,500 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the Underwriter to the extent the over-allotment option is exercised. The Underwriter may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

The Underwriter proposes to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $1.107 per share. The Underwriter may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of the common stock, the Underwriter may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the Underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase additional shares.

	Per share	Total without over-allotment exercise	Total with over-allotment exercise
Public offering price	$30.750	$23,062,500	$26,521,875
Underwriting discounts and commissions
payable by us	$1.845	$1,383,750	$1,591,313
Proceeds to us before expenses	$28.905	$21,678,750	$24,930,562

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $575,000, and are payable by us.

Lock-Up Agreements

We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. Our principal shareholder, the Estate of Anna Mae H. Gibbs, has agreed to the same restrictions that will extend for a period of 90 days after the date of the agreement. These restrictions expressly preclude us, our executive officers and directors, and our principal shareholder, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The restricted periods described above are subject to extension under limited circumstances. If either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the applicable restricted period and ends on the last day of that restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of that restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the Underwriter and persons who control the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the Underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the Underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

•	Over-allotment transactions involve sales by the Underwriter of common stock in excess of the number of shares the Underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the Underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The Underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common stock through exercise of the over-allotment option. If the Underwriter sells more common stock than could be covered by exercising the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the Underwriter is concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the Underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the Underwriter and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The Underwriter and other dealers are not required to engage in passive market making, and they may end passive market making activities at any time.

Our Relationship with the Underwriter

The Underwriter and some of its affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services.

At our request, the Underwriter has reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and to other persons with whom we have a business relationship, who have expressed an interest in participating in this program. No more than 5% of the common stock offered in this offering will be sold to these persons under the directed share program. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced if these persons purchase the reserved shares. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us. At its discretion, the Underwriter may require some of these purchasers of reserved shares to enter into a lock-up agreement with the same terms as the agreements described above that we, each of our directors and executive officers, and our principal shareholder have entered into.

The common stock is being offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and other conditions. The Underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the shares of common stock offered by us in this offering will be passed upon for us by Ward and Smith, P.A., Raleigh, North Carolina. Certain legal matters will be passed upon for the Underwriter by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

Our consolidated financial statements as of December 31, 2005, and for the year then ended, have been included herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

Our consolidated financial statements as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in the successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the inclusion of its audit report on our past financial statements that are included in this prospectus and the registration statement of which it is a part.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and we file reports and other information about our company with the Securities and Exchange Commission under the 1934 Act, including annual reports, quarterly reports and proxy statements. Our SEC file number is 2017-6. You may read and copy any reports, proxy statements and other information we file with the SEC under the 1934 Act at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at (800) SEC-0330 for further information about the Public Reference Room. You can review reports, proxy statements and other information we file electronically with the SEC on the SEC’s Internet website at www.sec.gov. Our own Internet website (www.ecbbancorp.com) contains a link to the SEC’s website.

We have filed a registration statement on Form S-1 with the SEC covering the common stock to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the common stock, you should refer to the registration statement and its exhibits. You can obtain a copy of the full registration statement from the SEC as described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

ECB Bancorp, Inc.

Engelhard, North Carolina

We have audited the accompanying consolidated balance sheet of ECB Bancorp, Inc. and subsidiary as of December 31, 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of ECB Bancorp, Inc. and subsidiary as of December 31, 2004 and for each of the years in the two-year period then ended were audited by other auditors whose report dated March 22, 2005 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECB Bancorp, Inc. and subsidiary as of December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Greenville, North Carolina

February 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS

ECB BANCORP, INC.:

We have audited the accompanying consolidated balance sheets of ECB Bancorp, Inc. and subsidiary as of December 31, 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECB Bancorp, Inc. and subsidiary as of December 31, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Raleigh, North Carolina

March 22, 2005

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 AND 2004

(Dollars in thousands, except per share data)

	December 31,
	2005	2004
ASSETS
Noninterest bearing deposits and cash	$17,927	$27,353
Interest bearing deposits	912	910

Total cash and cash equivalents	18,839	28,263

Investment securities available-for-sale, at fair value (cost of $107,084 and $112,787 at December 31, 2005 and 2004, respectively)	104,723	112,321
Loans	386,786	329,530
Allowance for loan losses	(4,650)	(4,300)

Loans, net	382,136	325,230

Real estate and repossessions acquired in settlement of loans, net	—	35
Federal Home Loan Bank common stock, at cost	1,948	1,947
Bank premises and equipment, net	18,859	16,939
Accrued interest receivable	3,562	2,759
Bank owned life insurance	7,436	6,691
Other assets	10,183	7,705

Total	$547,686	$501,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Demand, noninterest-bearing	$98,890	$86,216
Demand, interest-bearing	94,423	94,924
Savings	22,818	23,179
Time	249,077	206,814

Total deposits	465,208	411,133

Accrued interest payable	1,524	970
Short-term borrowings	23,598	23,007
Long-term obligations	18,310	31,310
Other liabilities	4,481	3,393

Total liabilities	513,121	469,813

SHAREHOLDERS’ EQUITY
Common stock, par value $3.50 per share; authorized 10,000,000 shares; issued and outstanding 2,040,042 and 2,038,242 in 2005 and 2004, respectively	7,140	7,134
Capital surplus	5,408	5,360
Retained earnings	23,724	20,176
Deferred compensation—restricted stock	(255)	(306)
Accumulated other comprehensive loss	(1,452)	(287)

Total shareholders’ equity	34,565	32,077

Total	$547,686	$501,890

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

	Years Ended December 31,
	2005	2004	2003
INTEREST INCOME:
Interest and fees on loans	$24,012	$18,202	$15,850
Interest on investment securities:
Interest exempt from federal income taxes	1,135	1,081	810
Taxable interest income	3,104	3,252	3,540
Dividend income	37	91	159
FHLB stock dividends	74	44	56
Other interest	241	73	62

Total interest income	28,603	22,743	20,477

INTEREST EXPENSE:
Deposits:
Demand accounts	536	374	409
Savings	116	113	100
Time	6,992	3,786	3,085
Short-term borrowings	468	243	262
Long-term obligations	1,539	1,405	1,391

Total interest expense	9,651	5,921	5,247

Net interest income	18,952	16,822	15,230
Provision for loan losses	757	804	638

Net interest income after provision for loan losses	18,195	16,018	14,592

NONINTEREST INCOME:
Service charges on deposit accounts	3,323	3,387	3,365
Other service charges and fees	1,301	1,229	1,146
Mortgage origination brokerage fees	756	464	481
Net gain on sale of securities	107	308	136
Impairment charge on investments	—	(1,388)	—
Income from bank owned life insurance	255	288	247
Gain on proceeds of insurance settlement	—	396	—
Gain on sale of credit card portfolio	375	—	—
Other operating income	108	118	90

Total noninterest income	6,225	4,802	5,465

NONINTEREST EXPENSES:
Salaries	6,651	5,874	5,290
Retirement and other employee benefits	2,624	2,126	2,061
Occupancy	1,559	1,301	1,266
Equipment	1,701	1,696	1,459
Professional fees	469	316	343
Supplies	330	329	337
Telephone	498	389	480
Postage	219	238	213
Other operating expenses	3,414	3,246	3,002

Total noninterest expenses	17,465	15,515	14,451

Income before income taxes	6,955	5,305	5,606
Income taxes	2,102	2,025	1,700

Net income	$4,853	$3,280	$3,906

Net income per share—basic	$2.41	$1.63	$1.93

Net income per share—diluted	$2.37	$1.60	$1.91

Weighted average shares outstanding—basic	2,014,879	2,016,680	2,022,264

Weighted average shares outstanding—diluted	2,046,129	2,044,201	2,045,263

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Dollars in thousands, except per share data)

	Common Stock		Capital surplus	Retained earnings	Deferred compensation – restricted stock	Accumulated other comprehensive income (loss)	Comprehensive income	Total
	Number	Amount
BALANCE—December 31, 2002	2,040,016	$7,141	$5,410	$15,171	$(53)	$1,969		$29,638
Unrealized losses, net of income tax benefit of $1,081	—	—	—	—	—	(1,728)	$(1,728)	(1,728)
Net income	—	—	—	3,906	—		3,906	3,906

Total comprehensive income							$2,178

Deferred compensation—restricted stock issuance	8,413	29	122	—	(151)	—		—
Recognition of deferred compensation—restricted stock	—	—	—	—	54	—		54
Repurchase of common stock	(10,500)	(37)	(172)	—	—	—		(209)
Cash dividends ($.50 per share)	—	—	—	(1,019)	—	—		(1,019)

BALANCE—December 31, 2003	2,037,929	$7,133	$5,360	$18,058	$(150)	$241		$30,642
Unrealized losses, net of income tax benefit of $331	—	—	—	—	—	(528)	$(528)	(528)
Net income	—	—	—	3,280	—		3,280	3,280

Total comprehensive income							$2,752

Deferred compensation—restricted stock issuance	8,913	31	223	—	(254)	—		—
Recognition of deferred compensation—restricted stock	—	—	—	—	98	—		98
Repurchase of common stock	(8,600)	(30)	(223)	—	—	—		(253)
Cash dividends ($.57 per share)	—	—	—	(1,162)	—	—		(1,162)

BALANCE—December 31, 2004	2,038,242	$7,134	$5,360	$20,176	$(306)	$(287)		$32,077
Unrealized losses, net of income tax benefit of $730	—	—	—	—	—	(1,165)	$(1,165)	(1,165)
Net income	—	—	—	4,853	—	—	4,853	4,853

Total comprehensive income							$3,688

Deferred compensation—restricted stock issuance	1,800	6	48	—	(54)	—		—
Recognition of deferred compensation—restricted stock	—	—	—	—	105	—		105
Cash dividends ($.64 per share)	—	—	—	(1,305)	—	—		(1,305)

BALANCE—December 31, 2005	2,040,042	$7,140	$5,408	$23,724	$(255)	$(1,452)		$34,565

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,853	$3,280	$3,906
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,271	994	1,041
Amortization (accretion) of investment securities, net	233	345	483
Provision for loan losses	757	804	638
Deferred income taxes	721	(326)	(297)
Gain on sale of securities	(107)	(308)	(136)
Gain on sale of credit card portfolio	(375)	—	—
Impairment charge on investments	—	1,388	—
(Gain) loss on sale of real estate acquired in settlement of loans	(18)	61	5
Loss (gain) on disposal of premises and equipment	(3)	16	(1)
Deferred compensation—restricted stock	105	98	54
Increase in accrued interest receivable	(803)	(135)	(302)
Increase in other assets	(3,199)	(1,507)	(2,659)
Increase (decrease) in accrued interest payable	554	276	(35)
Increase in other liabilities, net	1,782	603	1,660

Net cash provided by operating activities	5,771	5,589	4,357

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investment securities classified as available-for-sale	9,159	23,115	17,812
Proceeds from maturities of investment securities classified as available-for-sale	11,776	23,634	49,600
Purchases of investment securities classified as available-for-sale	(15,357)	(59,533)	(52,072)
Redemption (purchase) of Federal Home Loan Bank common stock	(1)	(846)	327
Proceeds from disposal of premises and equipment	3	—	3
Purchases of premises and equipment	(3,192)	(6,069)	(4,308)
Proceeds from disposal of real estate acquired in settlement of loans and real estate held for sale	101	158	—
Proceeds from sale of credit card portfolio	2,727	—	—
Purchase of life insurance	(745)	(693)	(624)
Net increase in loans	(60,063)	(48,003)	(53,939)

Net cash used in investing activities	(55,592)	(68,237)	(43,201)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	54,075	58,199	51,672
Net increase (decrease) in short-term borrowings	(12,409)	4,707	(1,922)
Proceeds from (repayment of) long-term obligations	—	2,000	(2,690)
Dividends paid	(1,269)	(1,126)	(968)
Repurchase of common stock	—	(253)	(209)

Net cash provided by financing activities	40,397	63,527	45,883

Increase (decrease) in cash and cash equivalents	(9,424)	879	7,039
Cash and cash equivalents at beginning of year	28,263	27,384	20,345

Cash and cash equivalents at end of year	$18,839	$28,263	$27,384

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING AND INVESTING ACTIVITIES:
Unrealized losses on available-for-sale securities, net of deferred taxes	$(1,165)	$(528)	$(1,727)

Cash dividends declared but not paid	$326	$290	$254

Debt transferred from long-term to short-term	$13,000	$—	$—

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)    Consolidation

The consolidated financial statements include the accounts of ECB Bancorp, Inc. (Bancorp) and its wholly owned subsidiary, The East Carolina Bank (the Bank) (collectively referred to hereafter as the Company). The Bank has two wholly owned subsidiaries, ECB Realty, Inc. and ECB Financial Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

(B)    Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

(C)    Business

Bancorp is a bank holding company incorporated in North Carolina on March 4, 1998. The principal activity of Bancorp is ownership of the Bank. The Bank provides financial services through its branch network located in eastern North Carolina. The Bank competes with other financial institutions and numerous other non-financial services commercial entities offering financial services products. The Bank is further subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Company has no foreign operations, and the Company’s customers are principally located in eastern North Carolina.

(D)    Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

(E)    Investment Securities

Management determines the appropriate classification of investment securities at the time of purchase. Securities are classified as held-to-maturity (HTM) when the Company has both the positive intent and ability to hold the securities to maturity. HTM securities are stated at amortized cost. Securities not classified as HTM are classified as available-for-sale (AFS). AFS securities are stated at fair value as determined by reference to published sources, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders’ equity. The Company may sell its AFS securities in response to liquidity needs, changes in regulatory capital and investment requirements, or significant unforeseen changes in market conditions, including interest rates and market values of securities held in the portfolio. The Company has no trading securities.

The amortized cost of securities classified as HTM or AFS is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income from investments. The cost of securities sold is based on the specific identification method.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

A decline in the market value of any AFS or HTM security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related HTM or AFS security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(F)    Loans

Loans are generally stated at their outstanding unpaid principal balances net of any deferred fees or costs. Loan origination fees net of certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loans using the level-yield method.

Interest on loans is recorded based on the principal amount outstanding. The Company ceases accruing interest on loans (including impaired loans) when, in management’s judgment, the collection of interest appears doubtful or the loan is past due 90 days or more. Management may return a loan classified as nonaccrual to accrual status when the obligation has been brought current, has performed in accordance with its contractual terms over an extended period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

(G)    Allowance for Loan Losses

The allowance for loan losses (AFLL) is established through provisions for losses charged against income. Loan amounts deemed to be uncollectible are charged against the AFLL, and subsequent recoveries, if any, are credited to the allowance. The AFLL represents management’s estimate of the amount necessary to absorb estimated probable losses in the loan portfolio. Management’s periodic evaluation of the adequacy of the allowance is based on individual loan reviews, past loan loss experience, economic conditions in the Company’s market areas, the fair value and adequacy of underlying collateral, and the growth and loss attributes of the loan portfolio. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. Thus, future additions to the AFLL may be necessary based on the impact of changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s AFLL. Such agencies may require the Company to recognize adjustments to the AFLL based on their judgments about information available to them at the time of their examination.

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” (collectively referred to hereafter as SFAS No. 114), the AFLL related to loans that are identified for evaluation and deemed impaired is based on discounted cash flows using the loan’s initial effective interest rate, the loan’s observable market price, or the fair value of the collateral for collateral dependent loans. Loans evaluated for impairment and not considered impaired are assessed under SFAS No. 5, “Accounting for Contingencies.”

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

(H)    Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans consists of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed. Such properties are held for sale and, accordingly, no depreciation or amortization expense is recognized. Loans with outstanding principal balances totaling $40 thousand, $35 thousand and $24 thousand were foreclosed on during the years ended December 31, 2005, 2004 and 2003, respectively.

(I)    Membership/Investment in Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). Membership, along with a signed blanket collateral agreement, provides the Company with the ability to draw $109.5 million and $100.3 million of advances from the FHLB at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, the Company had advances totaling $21 million and $24 million, respectively, from the FHLB.

As a requirement for membership, the Company invests in stock of the FHLB in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. Such stock is pledged as collateral for any FHLB advances drawn by the Company. At December 31, 2005 and 2004, the Company owned 19,477 and 19,465 shares, respectively, of the FHLB’s $100 par value capital stock. No ready market exists for such stock, which is carried at cost. Due to the redemption provisions of the FHLB, cost approximates market value.

(J)    Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets which range from 25 to 50 years for bank premises and 3 to 10 years for furniture and equipment.

Maintenance, repairs, renewals and minor improvements are charged to expense as incurred. Major improvements are capitalized and depreciated.

(K)    Short-term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase, overnight sweep accounts, federal funds purchased and short-term FHLB advances.

(L)    Long-Term Obligations

On June 26, 2002, the Company completed a private issuance of $10 million in trust preferred securities as part of a pooled resecuritization transaction with several other financial institutions. The trust preferred securities bear a floating rate of interest of 3.45% over the three-month LIBOR rate that is payable quarterly. Bancorp has used the net proceeds for market expansion, the repurchase of Bancorp stock and for other corporate and strategic purposes.

The trust preferred securities were issued by a wholly owned finance subsidiary of Bancorp, ECB Statutory Trust I (the “Trust”), and Bancorp has fully and unconditionally guaranteed the repayment of those securities.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

The proceeds from the issuance of trust preferred securities were invested in debentures issued by Bancorp and that investment became the sole asset of the trust. Bancorp may redeem the trust preferred securities in whole or in part on or about June 26, 2007. The trust preferred securities mature on June 26, 2032.

When organized, the Company treated the Trust as a consolidated subsidiary for financial statement purposes, and the Trust’s assets and liabilities were included in the consolidated financial statements. However, as a result of the adoption of Financial Accounting Standards Board Interpretation No. 46 Revised (“FIN 46R”), the Company deconsolidated the Trust as of December 31, 2003. The deconsolidation of trust preferred securities did not have a material effect on the consolidated financial statements.

(M)    Income Taxes

The Company records income taxes using the asset and liability method. Under this method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect when such amounts are realized or settled.

(N)    Stock Option Plan

During 1998, the Company adopted an Omnibus Stock Ownership and Long-Term Incentive Plan (the Omnibus Plan) which provides for the issuance of up to an aggregate of 159,000 shares of common stock of the Company pursuant to stock options and other awards granted or issued under its terms. Stock options generally vest one-third each year beginning three years after the grant date (for full vesting after five years) and expire after 10 years. Restricted stock vests over five years.

The Company accounts for its awards pursuant to the Omnibus Plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB Opinion No. 25), “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense is recorded on the date of grant only if the market price of the underlying stock on the date of grant exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), recommends that entities recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Stock options of approximately 18 thousand shares were granted in 2005. There were no options granted in 2004 or 2003. The per share weighted-average fair value of options granted during 2005 was $8.68 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected dividend yield	2.40%
Risk-free interest rate	3.88%
Expected life (in years)	7
Expected volatility	31.09%

Restricted stock of approximately 2 thousand shares and 9 thousand shares was awarded in 2005 and 2004, respectively, resulting in an increase to deferred compensation-restricted stock of $54 thousand in 2005 and $254 thousand in 2004.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

If the Company had elected to recognize compensation cost for its stock-based compensation plans in accordance with the fair value based accounting method of SFAS No. 123, net income and earnings per share (“EPS”) would have been as follows (dollars in thousands, except per share data):

	Year ended December 31,
	2005	2004	2003
Net income, as reported	$4,853	$3,280	$3,906
Total stock-based employee compensation expense included in net income	105	98	54
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(137)	(105)	(64)

Proforma net income	$4,821	$3,273	$3,896

Earnings per share:
Basic—as reported	$2.41	$1.63	$1.93

Basic—proforma	$2.39	$1.62	$1.93

Diluted—as reported	$2.37	$1.60	$1.91

Diluted—proforma	$2.36	$1.60	$1.91

(O)    Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. For purposes of basic net income per share, restricted stock is considered “contingently issuable” and is not included in the weighted average number of common shares outstanding.

Diluted net income per share is computed by assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Restricted stock is considered outstanding for purposes of diluted net income per share. The amount of compensation cost attributed to future services and not yet recognized is considered “proceeds” using the treasury stock method. Diluted weighted-average shares outstanding increased by 16 thousand, 13 thousand and 11 thousand shares for 2005, 2004 and 2003, respectively, due to the dilutive impact of restricted stock.

In computing diluted net income per share, it is assumed that all dilutive stock options are exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is added to the number of weighted-average common shares outstanding during the period. The sum is used as the denominator to calculate diluted net income per share for the Company. During 2005, 2004 and 2003, diluted weighted-average shares outstanding increased by 15 thousand, 14 thousand and 12 thousand, respectively, due to the dilutive impact of options.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income per share (amounts in thousands, except per share data).

	Year ended December 31, 2005
	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	$4,853	2,015	$2.41

Effect of dilutive securities	—	31

Diluted net income per share	$4,853	2,046	$2.37

At December 31, 2005, approximately 18 thousand options were outstanding with an exercise price above the market value of the Company’s stock at that date. Exercise of these options is not considered in computing 2005 diluted earnings per share as the effect would be anti-dilutive.

	Year ended December 31, 2004
	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	$3,280	2,017	$1.63

Effect of dilutive securities	—	27

Diluted net income per share	$3,280	2,044	$1.60

	Year ended December 31, 2003
	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	$3,906	2,022	$1.93

Effect of dilutive securities	—	23

Diluted net income per share	$3,906	2,045	$1.91

(P)    Comprehensive Income

Comprehensive income is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. As of and for the periods presented, the sole component of other comprehensive income for the Company has consisted of unrealized gains and losses, net of taxes, of the Company’s available-for-sale securities portfolio (dollars in thousands).

	2005	2004	2003
Unrealized losses arising during the period	$(1,788)	$(551)	$(2,673)
Tax benefit	689	212	1,029
Reclassification to realized gains	(107)	(308)	(136)
Tax expense	41	119	52

Other comprehensive loss	$(1,165)	$(528)	$(1,728)

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

(Q)	Reclassifications

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with the current year presentation. The reclassifications had no effect on previously reported net income or shareholders’ equity.

(R)    New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin 51—Consolidated Financial Statements.” This interpretation provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. FIN 46 requires an enterprise to consolidate a variable interest entity when the enterprise (a) absorbs a majority of the variable interest entity’s expected losses, (b) receives a majority of the entity’s expected residual returns, or (c) both, as a result of ownership, contractual or other financial interests in the entity. Prior to the effective date of FIN 46, entities were generally consolidated by an enterprise that had control through ownership of a majority voting interest in the entity. FIN 46 originally applied immediately to variable interest entities created or obtained after January 31, 2003. During 2003, the Bank did not participate in the creation of, or obtain a new variable interest in, any variable interest entity. In December 2003, the FASB issued FIN 46R, a revision to FIN 46, which modified certain requirements of FIN 46 and allowed for the optional deferral of the effective date of FIN 46R for annual or interim periods ending after March 15, 2004. As disclosed in the Quarterly Report on Form 10-QSB for the period ended September 30, 2003, the Company completed its assessment of the trust preferred securities and determined that these statutory business trusts should no longer be consolidated entities. Accordingly, the statutory business trusts were deconsolidated and the debt issued to the trust was recorded in accordance with FIN 46. The remaining provisions of FIN 46R did not have a material impact on the consolidated results of operations or consolidated financial condition of the Company.

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) released Statement of Position (SOP) 03-03, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” This statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the consolidated financial statements.

In November 2003, the Emerging Issues Task Force (EITF) issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (EITF 03-1). EITF 03-1 provided guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. In September 2004, FASB issued a FASB Staff Position (FSP EITF 03-1-b) to delay the requirement to record impairment losses EITF 03-1. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, which addresses the determination as to when an investment is considered impaired. This FSP nullifies certain requirements of EITF 03-1 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP is to be applied to reporting periods beginning after December 15, 2005. The Company has considered the impact of this FSP and does not expect it to be material.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (SAB 105). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (IRLC), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, “Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133.” Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Company adopted the provisions of SAB 105 effective April 1, 2004. Since the provisions of SAB 105 affect only the timing of the recognition of mortgage banking income, the adoption of SAB 105 did not have a material adverse effect on either the Company’s consolidated financial position or consolidated results of operations.

On May 19, 2004, the FASB released FASB Staff Position (FSP) FAS No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides a subsidy for employers that sponsor postretirement health care plans that provide prescription drug benefits. The net periodic postretirement benefit cost disclosed does not reflect any amount associated with the subsidy because the Company has determined the cost effect will be minimal to none.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) (SFAS No. 123(R)), “Share-Based Payment,” which is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees over the period during which an employee is required to provide service in exchange for the award, which will often be the shorter of the vesting period or the period the employee will be retirement eligible. SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees, including employee-stock purchase plans (ESPPs). Awards to most nonemployee directors will be accounted for as employee awards. This Statement was to be effective for public companies that do not file as small business issuers as of the beginning of interim or annual reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission (SEC) issued Release No. 2005-57, which defers the effective date of SFAS No. 123(R) for many registrants. Registrants that do not file as small business users must adopt SFAS No. 123(R) as of the beginning of their first annual period beginning after June 15, 2005. Accordingly, the Company adopted SFAS No. 123(R) on January 1, 2006, and does not expect a material effect to the financial statements.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107), which contains guidance on applying the requirements in SFAS No. 123(R). SAB 107 provides guidance on valuation techniques, development of assumptions used in valuing employee share options and related MD&A disclosures. SAB 107 is effective for the period in which SFAS No. 123(R) is adopted. The Company adopted SAB 107 on January 1, 2006, and does not expect the effect on its financial statements to be material.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS No. 154), “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in an accounting principle. SFAS No. 154 requires retrospective application for voluntary changes in an accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on January 1, 2006 with no expected material effect on its consolidated financial statements.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

(2)    INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification (dollars in thousands):

	December 31, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available-for-sale:
Securities of other U.S. government agencies and corporations	$23,617	$—	$(352)	$23,265
Obligations of states and political subdivisions	29,086	162	(496)	28,752
Mortgage-backed securities	54,381	2	(1,677)	52,706

	$107,084	$164	$(2,525)	$104,723

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available-for-sale:
Securities of other U.S. government agencies and corporations	$10,975	$22	$(34)	$10,963
Obligations of states and political subdivisions	30,873	502	(342)	31,033
Mortgage-backed securities	66,662	129	(743)	66,048
Preferred stock	4,277	—	—	4,277

	$112,787	$653	$(1,119)	$112,321

Gross realized gains and losses on sales of securities for the years ended December 31, 2005, 2004 and 2003 were as follows (dollars in thousands):

	2005	2004	2003
Gross realized gains	$122	$358	$190
Gross realized losses	(15)	(50)	(54)

Net realized gains	$107	$308	$136

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Impairment of Certain Investments in Debt and Equity Securities. The following tables set forth the amount of unrealized losses at December 31, 2005 and 2004 (that is, the amount by which cost or amortized cost exceeds fair value), and the related fair value of investments with unrealized losses, none of which are considered to be other than temporarily impaired. The tables are segregated into investments that have been in continuous unrealized-loss position for less than 12 months from those that have been in a continuous unrealized-loss position for more than 12 months (dollars in thousands).

December 31, 2005

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
Securities of other U.S. government agencies and corporations	$16,928	$195	$6,336	$157	$23,264	$352
Obligations of states and political subdivisions	6,941	92	9,618	404	16,559	496
Mortgage-backed securities	12,507	180	39,944	1,497	52,451	1,677

Total	$36,376	$467	$55,898	$2,058	$92,274	$2,525

December 31, 2004
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
Securities of other U.S. government agencies and corporations	$3,986	$14	$980	$20	$4,966	$34
Obligations of states and political subdivisions	8,147	324	1,293	18	9,440	342
Mortgage-backed securities	34,188	413	15,900	330	50,088	743

Total	$46,321	$751	$18,173	$368	$64,494	$1,119

Not included in the 2004 amount above was an other-than-temporary impairment charge of $1.4 million on FNMA and FHLMC preferred stock. Based on the recent events at these issuers and the anticipated interest rate environment expected in the near term, we concluded that the unrealized losses were other-than-temporary. The Company’s conclusion considered the duration and the severity of the unrealized loss, the financial condition and near term prospects of the issuers, and the likelihood of the market value of these instruments increasing to our initial cost basis within a reasonable period of time.

As of December 31, 2005 and 2004, management has concluded that the unrealized losses presented above are temporary in nature since they are not related to the underlying credit quality of the issuers, and we have the intent and ability to hold these investments for a time necessary to recover their cost. The losses above are on debt securities that have contractual maturity dates and are primarily related to market interest rates. The unrealized losses associated with these securities are not considered to be other-than-temporary, because they are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or the issuer.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

The aggregate amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2005, by remaining contractual maturity are as follows (dollars in thousands):

	Amortized cost	Fair value
Securities of other U.S. government agencies and corporations:
Due in one year or less	$1,000	$985
Due in one year through five years	22,617	22,280
Obligations of states and political subdivisions:
Due in one year or less	616	617
Due in one year through five years	6,476	6,496
Due after five through ten years	10,744	10,587
Due after ten years	11,250	11,052
Mortgage-backed securities:
Due in one year through five years	4,807	4,604
Due after five through ten years	5,533	5,279
Due after ten years	44,041	42,823

Total securities	$107,084	$104,723

Securities with an amortized cost of $83.7 million at December 31, 2005 are pledged as collateral for deposits. Of this total, $18.1 million are pledged as collateral for FHLB advances.

(3)    LOANS

Loans at December 31, 2005 and 2004 classified by type, are as follows (dollars in thousands):

	2005	2004
Real estate loans:
Construction and land development	$91,334	$59,484
Secured by farmland	23,608	21,588
Secured by residential properties	53,129	46,873
Secured by nonfarm, nonresidential properties	122,865	113,051
Consumer installment	8,518	9,996
Credit cards and related plans	2,630	4,988
Commercial and all other loans:
Commercial and industrial	48,795	47,739
Loans to finance agricultural production	16,411	14,917
All other loans	20,167	11,590

	387,457	330,226
Less deferred fees and costs, net	671	696

	$386,786	$329,530

Included in the above:
Nonaccrual loans	$—	$66
Restructured loans	65	37

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

At December 31, 2005, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $0. The average recorded investment in impaired loans during the year ended December 31, 2005 was $121 thousand. For the year ended December 31, 2005, the Company recognized approximately $11 thousand of interest income on impaired loans.

At December 31, 2004, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $0. The average recorded investment in impaired loans during the year ended December 31, 2004 was $28 thousand. For the year ended December 31, 2004, the Company recognized no interest income on impaired loans.

At December 31, 2003, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was $61 thousand and had no associated allowance for loan loss. The average recorded investment in impaired loans during the year ended December 31, 2003 was $196 thousand. For the year ended December 31, 2003, the Company recognized no interest income on those impaired loans.

The Company, through its normal lending activity, originates and maintains loans receivable that are substantially concentrated in the Eastern region of North Carolina, where its offices are located. The Company’s policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company, and such changes could be significant.

At December 31, 2005 and 2004, included in mortgage, commercial, and residential loans were loans collateralized by owner-occupied residential real estate of approximately $53.1 million and $46.9 million, respectively.

Loans of approximately $21.5 million at December 31, 2005 are pledged as eligible collateral for FHLB advances.

(4)    ALLOWANCE FOR LOAN LOSSES

An analysis of the allowance for loan losses for the years ended December 31, 2005, 2004 and 2003 follows (dollars in thousands):

	December 31,
	2005	2004	2003
Beginning balance	$4,300	$3,550	$3,150
Provision for loan losses	757	804	638
Recoveries	35	127	112
Loans charged off	(306)	(181)	(350)
Adjustment for loans sold	(136)	—	—

Ending balance	$4,650	$4,300	$3,550

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

(5)    BANK PREMISES AND EQUIPMENT

The components of bank premises and equipment at December 31, 2005 and 2004 are as follows (dollars in thousands):

	Cost	Accumulated depreciation	Undepreciated cost
December 31, 2005:
Land	$5,427	$—	$5,427
Land improvements	258	222	36
Buildings	13,252	3,214	10,038
Furniture and equipment	7,057	5,088	1,969
Construction in progress	1,389	—	1,389

Total	$27,383	$8,524	$18,859

December 31, 2004:
Land	$5,422	$—	$5,422
Land improvements	257	205	52
Buildings	10,463	2,686	7,777
Furniture and equipment	6,331	4,451	1,880
Construction in progress	1,808	—	1,808

Total	$24,281	$7,342	$16,939

(6)    INCOME TAXES

The components of income tax expense are as follows (dollars in thousands):

	Current	Deferred	Total
Year ended December 31, 2005:
Federal	$1,153	$539	$1,692
State	228	182	410

	$1,381	$721	$2,102

Year ended December 31, 2004:
Federal	$1,926	$(264)	$1,662
State	425	(62)	363

	$2,351	$(326)	$2,025

Year ended December 31, 2003:
Federal	$1,661	$(244)	$1,417
State	336	(53)	283

	$1,997	$(297)	$1,700

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Total income tax expense was greater than the amount computed by applying the federal income tax rate of 34% to income before income taxes. The reasons for the difference were as follows (dollars in thousands):

	Years ended December 31,
	2005	2004	2003
Income taxes at statutory rate	$2,365	$1,804	$1,906
Increase (decrease) resulting from:
Effect of non-taxable interest income	(383)	(396)	(440)
Increase (decrease) in valuation allowance	(35)	534	—
Bank owned life insurance	(87)	(98)	—
State taxes, net of federal benefit	271	178	186
Other, net	(29)	3	48

Applicable income taxes	$2,102	$2,025	$1,700

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below (dollars in thousands):

	2005	2004
Deferred tax assets:
Allowance for loan losses	$1,793	$1,403
Unrealized loss associated with FNMA and FHLMC preferred stock	499	535
Postretirement benefits	242	236
Unrealized losses on securities available for sale	909	179
Other	734	602

Total gross deferred tax assets	$4,177	$2,955
Valuation allowance	(499)	(534)

Total net deferred tax assets	3,678	2,421

Deferred tax liabilities:
Bank premises and equipment, principally due to differences in depreciation	1,718	455
Other	296	310

Total gross deferred tax liabilities	2,014	765

Net deferred tax asset	$1,664	$1,656

The valuation allowance for deferred tax assets was $499 thousand and $534 thousand for the years ended December 31, 2005 and 2004, respectively. The valuation allowance required at December 31, 2005 and 2004 was for certain unrealized capital losses related to perpetual preferred stock issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. These losses are capital in character and the corporation may not have current capital gain capacity to offset these losses. In order for these capital losses to be realized, the Company would need capital gains to offset them. Currently, the Company does not have capital gains and there are no plans in place to generate any capital gains in the future. Accordingly, it is more likely than not that these capital losses will fail to be realized and a valuation allowance is required on this portion of the deferred tax asset. Based on the Company’s historical and current earnings, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets which are not provided for under the valuation allowance.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Income taxes paid during each of the three years ended December 31, 2005, 2004, and 2003 were $2.8 million, $1.7 million and $2.2 million, respectively.

(7)    BORROWED FUNDS

Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2005 and 2004 are summarized as follows (dollars in thousands):

	2005	WAR	2004	WAR
Sweep accounts	$2,098	2.19%	$1,622	0.50%
Advances from FHLB	13,000	3.82	3,000	3.03
Federal Funds purchased	2,475	4.74	8,975	2.30
Repurchase agreements	6,025	4.60	9,410	2.60

Total short-term borrowings	23,598	3.97%	23,007	2.39%

Junior subordinated debentures	10,310	7.97	10,310	6.00
Advances from FHLB	8,000	4.16	21,000	3.95

Total long-term obligations	18,310	6.31%	31,310	4.63%

Total borrowed funds	$41,908	4.99%	$54,317	3.68%

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company’s FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2005, was $21.5 million. This agreement with the FHLB provides for a line of credit up to 20% of the Bank’s assets. In addition, the Bank had $18.1 million of investment securities held as collateral by the FHLB on advances as of December 31, 2005. The maximum month end balances were $24 million, $27 million and $25 million during the years ended December 31, 2005, 2004 and 2003, respectively.

Annual principal maturities of Federal Home Loan Bank advances for the years subsequent to December 31, 2005 are as follows (dollars in thousands):

2006	$13,000
2007	3,000
2011	5,000

$21,000

The Company has Junior Subordinated Debentures outstanding of $10.3 million which bear interest at 3.45% over the 3-month LIBOR rate, payable quarterly. The interest rate at December 31, 2005 was 7.97%. Bancorp may redeem the trust preferred securities in whole or in part on or about June 26, 2007. The trust preferred securities mature on June 26, 2032.

The Company enters into agreements with customers to transfer excess funds in demand accounts into repurchase agreements. Under the repurchase agreement, the Company sells the customer an interest in securities that are direct obligations of the United States Government. The customer’s interest in the underlying security shall be repurchased by the Company at the opening of the next banking day. The rate paid fluctuates with the weekly average federal funds rate minus 125 basis points and has a floor of 50 basis points.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

(8)    RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company has a defined contribution 401(k) plan that covers all eligible employees. The Company matches employee contributions up to certain amounts as defined in the plan. Total expense related to this plan was $254 thousand, $210 thousand and $190 thousand in 2005, 2004 and 2003, respectively. The Company also has a postretirement benefit plan whereby the Company pays postretirement health care benefits for certain of its retirees that have met minimum age and service requirements.

The following tables provide information relating to the Company’s post retirement benefit plan (dollars in thousands):

	2005	2004
Reconciliation of benefit obligation
Net benefit obligation, January 1	$635	$609
Service cost	7	6
Interest cost	43	43
Amortization of (gain) loss	—	4
Plan amendment	(37)	(45)
Actuarial loss	114	118
Benefits paid	(24)	(27)

Net benefit obligation, December 31	$738	$708

Fair value of plan assets	$—	$—

Funded status
Funded status, December 31	738	708
Unrecognized prior service cost	37	45
Unrecognized actuarial loss	(114)	(118)

Net amount recognized, included in other liabilities	$661	$635

Net periodic postretirement benefit cost for 2005, 2004 and 2003 includes the following components (dollars in thousands):

	2005	2004	2003
Service cost	$7	$6	$9
Interest cost	43	43	42
Amortization of loss	—	4	—

Net periodic postretirement benefit cost	$50	$53	$51

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

The following table presents assumptions relating to the plan at December 31, 2005 and 2004:

	2005	2004
Discount rate in determining benefit obligation	6.0%	6.0%
Annual health care cost trend rate	8.0%	8.0%
Ultimate medical trend rate	8.0%	8.0%
Medical trend rate period (in years)	4	4
Effect of 1% increase in assumed health care cost on:
Service and interest cost	14.1%	14.5%
Benefit obligation	12.9%	13.3%
Effect of 1% decrease in assumed health care cost on:
Service and interest cost	(11.7)%	(12.0)%
Benefit obligation	(10.8)%	(11.1)%

(9)    STOCK OPTION PLAN

A summary of the status of stock options as of December 31, 2005, 2004 and 2003, and changes during the years then ended, is presented below:

	2005		2004		2003
	Number	Weighted average option price	Number	Weighted average option price	Number	Weighted average option price
Options outstanding, beginning of year	25,302	$11.92	25,302	$11.92	25,302	$11.92
Granted	18,087	29.00	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Options outstanding, end of year	43,389	$19.04	25,302	$11.92	25,302	$11.92

The following table summarizes information about the stock options outstanding at December 31, 2005:

	2005
	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding December 31, 2005	Weighted- average remaining contractual life (years)	Number outstanding December 31, 2005	Weighted- average exercise price
$10.00	8,358	4.1	8,358	$10.00
$12.50	8,844	2.4	8,844	12.50
$13.25	8,100	6.0	2,700	13.25
$29.00	18,087	9.6	—	—

	43,389	6.4	19,902	$11.55

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

The following table summarizes information about the stock options outstanding at December 31, 2004:

	2004
	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding December 31, 2004	Weighted- average remaining contractual life (years)	Number outstanding December 31, 2004	Weighted- average exercise price
$10.00	8,358	5.1	5,570	$10.00
$12.50	8,844	3.4	8,844	12.50
$13.25	8,100	7.0	—	—

	25,302	5.1	14,414	$11.53

The following table summarizes information about the stock options outstanding at December 31, 2003:

	2003
	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding December 31, 2003	Weighted- average remaining contractual life (years)	Number outstanding December 31, 2003	Weighted- average exercise price
$10.00	8,358	6.1	2,786	$10.00
$12.50	8,844	4.4	8,844	12.50
$13.25	8,100	8.0	—	—

	25,302	6.1	11,630	$11.90

(10)    DEPOSITS

At December 31, 2005 and 2004, certificates of deposit of $100,000 or more amounted to approximately $122.3 million and $96.0 million, respectively.

Time deposit accounts as of December 31, 2005, mature in the following years and amounts: 2006—$200.2 million; 2007—$34.5 million; 2008—$8.8 million; 2009—$5.2 million; and 2010—$0.4 million.

For the years ended December 31, 2005, 2004 and 2003, interest expense on certificates of deposit of $100,000 or more amounted to approximately $2.5 million, $1.6 million and $1.2 million, respectively.

The Company made interest payments on deposits and borrowings of $9.1 million, $5.6 million and $5.3 million during the years ended December 31, 2005, 2004 and 2003, respectively.

(11)    LEASES

The Company has several noncancellable operating leases for three branch locations. These leases generally contain renewal options for periods ranging from three to twenty years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases during 2005, 2004 and 2003 was $532 thousand, $600 thousand and $524 thousand, respectively.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are as follows (dollars in thousands):

Year ending December 31,
2006	$553
2007	543
2008	435
2009	217
2010	200
Thereafter	1,590

Total minimum lease payments	$3,538

(12)    RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve, which are noninterest-bearing, were approximately $258 thousand at December 31, 2005.

(13)    COMMITMENTS AND CONTINGENCIES

The Company has various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of $86.5 million, standby letters of credit of $1.3 million and $986 thousand of unfunded commitments, included in other liabilities, with three Small Business Administration backed venture and debt investment groups (SBIC’s) at December 31, 2005. The Company has also committed to invest $1.0 million with the Community Affordable Housing Equity Corporation of which $705 thousand is not yet funded.

The Company’s exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer’s creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, real estate, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments and anticipates funding them from normal operations.

The Company is not involved in any legal proceedings which, in management’s opinion, could have a material effect on the consolidated financial position or results of operations of the Company.

(14)    FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument nor are potential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

The following table presents the carrying values and estimated fair values of the Company’s financial instruments at December 31, 2005 and 2004 (dollars in thousands):

	2005		2004
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:
Cash and cash equivalents	$18,839	$18,839	$28,263	$28,263
Investment securities	104,723	104,723	112,321	112,321
FHLB stock	1,948	1,948	1,947	1,947
Accrued interest receivable	3,562	3,562	2,759	2,759
Net loans	382,136	377,649	325,230	323,319
Financial liabilities:
Deposits	$465,208	$463,884	$411,133	$410,247
Short-term borrowings	23,598	23,598	23,007	23,007
Accrued interest payable	1,524	1,524	970	970
Long-term obligations	18,310	18,223	31,310	31,377

The estimated fair values of net loans, deposits and long-term obligations at December 31 are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value. Refer to note 1(E) for investment securities fair value information. The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 13, these off-balance sheet financial instruments are commitments to extend credit and are either short-term in nature or subject to immediate repricing.

(15)    REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the Federal Deposit Insurance Corporation (“FDIC”) to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the “Federal Reserve Board”). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank. Management believes, as of December 31, 2005, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

Based on the most recent notification from the FDIC, the Bank is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts, in thousands, and ratios are presented in the following table:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Ratio		Ratio
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$50,401	11.32%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk-Weighted Assets)	$45,751	10.28%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$45,751	8.39%	≥	4.00%	≥	5.00%

As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$46,387	11.82%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk-Weighted Assets)	$42,087	10.73%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$42,087	8.32%	≥	4.00%	≥	5.00%

The following table lists Bancorp’s actual capital amounts, in thousands, and ratios:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Ratio		Ratio
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$50,667	11.36%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk-Weighted Assets)	$46,017	10.32%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$46,017	8.43%	≥	3.00%	≥	5.00%

As of December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$46,973	11.96%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk-Weighted Assets)	$42,673	10.86%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$42,673	8.43%	≥	3.00%	≥	5.00%

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

(16)    ECB BANCORP, INC. (PARENT COMPANY)

ECB Bancorp, Inc.’s principal asset is its investment in the Bank, and its principal source of income is dividends from the Bank. The Parent Company condensed balance sheets as of December 31, 2005 and 2004, and the related condensed statements of income and cash flows for the years ended December 31, 2005, 2004 and 2003 are as follows:

CONDENSED BALANCE SHEETS (dollars in thousands)

	2005	2004
Assets
Receivable from subsidiary	$650	$600
Investment in subsidiaries	44,299	41,853
Other assets	266	276

Total assets	$45,215	$42,729

Liabilities and Shareholders’ Equity
Dividends payable	$326	$290
Accrued interest payable	14	52
Long-term obligations	10,310	10,310

Total liabilities	10,650	10,652

Total shareholders’ equity	34,565	32,077

Total liabilities and shareholders’ equity	$45,215	$42,729

CONDENSED STATEMENTS OF INCOME (dollars in thousands)

	2005	2004	2003
Dividends from bank subsidiary	$1,164	$1,281	$1,123
Equity in undistributed net income of subsidiaries	3,689	1,999	2,783

Net income	$4,853	$3,280	$3,906

CONDENSED STATEMENTS OF CASH FLOWS (dollars in thousands)

	2005	2004	2003
OPERATING ACTIVITIES:
Net income	$4,853	$3,280	$3,906
Undistributed net income of subsidiaries	(3,689)	(1,999)	(2,783)
Deferred compensation—restricted stock	105	98	54

Net cash provided by operating activities	1,269	1,379	1,177

FINANCING ACTIVITIES:
Repurchase of common stock	—	(253)	(209)
Cash dividends paid	(1,269)	(1,126)	(968)

Net cash used in financing activities	(1,269)	(1,379)	(1,177)

Net change in cash	$—	$—	$—

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005 AND 2004

(17)    RELATED PARTY TRANSACTIONS

Bancorp and the Bank have had, and expect to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates (“Related Parties”) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility nor present any unfavorable features.

Loans at December 31, 2005 and 2004 include loans to officers and directors and their associates totaling approximately $2.4 million and $868 thousand, respectively. During 2005, $1.6 million in loans were disbursed to officers, directors and their associates and principal repayments of $104 thousand were received on such loans.

750,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

March 14, 2006